UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

            Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

New England Investment Companies, L.P.
_______________________________________________________________
(Name of Issuer)

Units of Limited Partnership Interest

_________________________________________________________________
(Title of Class of Securities)

644095 10 1
	_______________________________
(CUSIP Number)

Jane C. Weinberg, Esq., Metropolitan Life Insurance Company
              One Madison Avenue, New York, NY 10010

(212) 578-5883

_________________________________________________________________

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

August 30, 1996
_________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement / /(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.
NAME OF REPORTING PERSONS
S.S. OR I.R.S.. IDENTIFICATION NO. OF ABOVE PERSON
Metropolitan Life Insurance Company
(I.R.S. No. 13-5581829)
MetLife New England Holdings, Inc.

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
 N/A                                                (b) / /

3.
SEC USE ONLY


4.
SOURCE OF FUNDS*
  00 (See Item 3)

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                        /  /

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
SOLE VOTING POWER
21,079,500

SHARED VOTING POWER
0
SOLE DISPOSITIVE POWER
21,079,500

SHARED DISPOSITIVE POWER
0

11
 .
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,079,500

12
 .
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /

13
 .
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.6%

14
 .
TYPE OF REPORTING PERSON*
MetLife = IC; MetLife NE Holdings = HC


*SEE INSTRUCTIONS BEFORE FILLING OUT




Item 1.	Security and Issuer

	This Statement relates to the units of limited partnership interest (Units) of New England Investment Companies, L.P. (the
Partnership), a Delaware limited partnership that has its principal executive offices at 399 Boylston Street, Boston
Massachusetts 02116, telephone (617) 578-3500.

Item 2.	Identity and Background.

2 (a-c).

I.	Filing Parties:

	This Statement is filed on behalf of Metropolitan Life Insurance Company (MetLife), and MetLife New England Holdings, Inc., a wholly owned subsidiary of MetLife (NE Holdings). MetLife, a mutual life insurance company, is a New York corporation with its principal office and business at One Madison Avenue, New York, NY 10010. NE Holdings, is a holding company incorporated in the State of Delaware, with its principal business address at Christiana Executive Campus, 220 Continental Drive, Suite 212, Newark, DE. Collectively, MetLife and NE Holdings shall be referred to herein as the Filing Party. This Amendment No. 1 supplements and amends the Statement on Schedule 13D (the Statement on Schedule 13D) filed with the Securities and Exchange Commission (the Commission) on September 15, 1993, by The New England Mutual Life Insurance Company(TNE) with respect to the Units, which is hereby incorporated by reference. Unless otherwise defined herein, capitalized terms used herein without a definition have the meanings ascribed to them in the Statement on Schedule 13D.



II.	Control Relationships

	MetLife is not controlled by any person or persons (other than by its policyholders who, as a group, have all legal rights of ownership). NE Holdings is a wholly owned subsidiary of MetLife.

III.	Executive Officers and Directors

	In accordance with the provisions of General Instruction C to Schedule 13-D, information concerning the executive officers and directors of the Filing Party is included in Schedule A hereto and is incorporated by reference herein.

2(d).	Criminal Proceedings

	During the last five years, neither the Filing Party nor any executive officer or director of the Filing Party has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e).	Civil Securities Law Proceedings

	During the last five years, neither the Filing Party nor any executive officer or director of the Filing Party has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration

	See Item 4.

Item 4.	Purpose of the Transaction

On August 30, 1996, TNE merged into MetLife and NE Holdings was created as a wholly owned subsidiary of MetLife and as a holding company for all of the Units of the Issuer and certain of the former subsidiaries of TNE, including the General Partner of the Issuer. The Filing Party has the right to elect all but one of the directors of the General Partner. Within six months of the date hereof the Filing Party intends to add to or replace certain directors of the General Partner. For internal organization reasons, the Filing Party may, over time, transfer all or certain of the Units to the General Partner.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number and percentage of the outstanding Units of the Partnership beneficially owned by the Filing Party, is as follows:

	Number of Units Directly Held:	20,790,000

	Number of Units Indirectly Held:	179,500 to which there is
a contingent reversionary interest and which Units are held by the General Partner and 110,000 into which the General Partner
General Partnership units are convertible. The General Partner is a wholly owned subsidiary of NE Holdings.

	Number of Units Directly and Indirectly held:	21,079,500

	Approximate Percentage:	55.6%

	The percentage is based on 37,808,199 Units outstanding. The Filing Party disclaims beneficial ownership to all Units held indirectly.

(b)	The disclosure concerning the sole or shared power to vote
the Units held by the Filing Party contained in Items 7 through 10 of the cover page hereof is hereby incorporated by reference herein.

(c)	In the 60 days prior to the date of filing of this
Statement, neither the Filing Party nor, to the best knowledge of the Filing Party, any of its directors and executive officers effected any transactions in the Units other than those described in Items 3 and 4 hereof.

(d) 	Not applicable.

(e)	Not applicable




Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer


	Not applicable.



Item 7.	Material to be Filed as Exhibits

Exhibit A Agreement Required for Joint Filing
Exhibit B Agreement of Merger between MetLife and TNE.
Schedule of Directors and Officers



                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              METROPOLITAN LIFE INSURANCE COMPANY

                              By: /s/ Jane C. Weinberg
                                  _______________________________

                                 Jane C. Weinberg
						   Associate General Counsel

						METLIFE NEW ENGLAND HOLDINGS, INC.

						By: /s/ Louis Ragusa
							______________________________

							Louis Ragusa
							Vice President & Secretary






EXHIBIT A

AGREEMENT REQUIRED FOR JOINT FILING UNDER RULE 13d-1 f)(1) (iii)
					September 9, 1996

Re:	Statement on Schedule 13D under the Securities Exchange Act
of 1934 Relating to Units of Limited Partnership of New England
Investment Companies, L.P., a Delaware limited partnership.

	Each of the undersigned understands, consents and agrees that the above-referenced Statement on Schedule 13D is filed on behalf of each of the undersigned and that this letter shall be attached as an exhibit to such Statement.

						METROPOLITAN LIFE INSURANCE COMPANY

						By _/s/ Jane Weinberg_____________
							Jane C. Weinberg
							Associate General Counsel


						METLIFE NEW ENGLAND HOLDINGS, INC.

						By__/s/ Louis Ragusa______________
							   Louis Ragusa
							   Vice President and
							   Secretary






September 9, 1996




  AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER



by and between



METROPOLITAN LIFE INSURANCE COMPANY



and



NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY




Dated as of August 16, 1995


	AMENDED AND RESTATED
	AGREEMENT AND PLAN OF MERGER


	AMENDED AND RESTATED AGREEMENT AND
PLAN OF MERGER dated as of August 16, 1995 by and between METROPOLITAN LIFE INSURANCE COMPANY, a New York mutual life insurance company (MetLife), and NEW ENGLAND
MUTUAL LIFE INSURANCE COMPANY, a Massachusetts mutual life insurance company (TNE) (MetLife and TNE being hereinafter sometimes collectively referred to as the Constituent Companies).
		WHEREAS, the Board of Directors of MetLife and the Board of Directors of TNE deem it advisable and in the best interests of the policyholders of their respective companies to effect the merger of TNE with and into MetLife (the Merger) upon the terms and subject to the conditions set forth herein, including, but not limited to, receipt of all required approvals of Governmental Entities (as defined in Section 1.1 hereof).
		WHEREAS, the Constituent Companies intend that the Merger qualify, for federal income tax purposes, as a reorganization under Section
368(a)(1)(A) of the Code (as hereinafter defined).
		WHEREAS, on August 16, 1995, the parties hereto signed the original Agreement and Plan of Merger and such parties desire to amend and restate such Agreement as of such date.
		WHEREAS, this Amended and Restated Agreement and Plan of Merger is being executed on June 7, 1996, as of August 16, 1995.
		NOW, THEREFORE, in consideration of the
premises and the mutual covenants and agreements set forth herein, MetLife and TNE hereby agree as follows:
I
	DEFINITIONS
I.1   Definitions.  When used in this Agree-
ment, the following words or phrases have the fol-lowing meanings:
		Additional MetLife SAP Statements shall
have the meaning set forth in Section 5.4 hereof.
		Additional TNE GAAP Statements shall have the meaning set forth in Section 4.6 hereof.
		Additional TNE SAP Statements shall have the meaning set forth in Section 4.5 hereof.
		Advisers Act shall mean the Investment
Advisers Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.
		Affiliate shall mean a Person that
directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with another Person or beneficially owns or has the power to vote or direct the vote of 25% or more of the voting stock (or of any other form of general partnership, limited partnership or voting equity interest in the case of a Person that is not a corporation) of such other Person. For purposes of this definition, control, including the terms con-trolling and controlled, means the power to direct the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or credit arrangement, as trustee, partner or executor or otherwise.
Notwithstanding the foregoing, CGM shall not be deemed to be an Affiliate of TNE.
		Affiliated Person shall have the meaning set forth in Section 2(a)(3) of the Investment Company
Act.
		Agreement shall mean this Amended and
Restated Agreement and Plan of Merger, including all Exhibits.
		Annual Statements shall mean the annual
statements filed pursuant to state insurance Laws, in conformity with SAP, in an insurers domiciliary state.
		Assets shall mean all rights, titles, fran-chises and interests in and to every species of property, real, personal and mixed, and chooses in action thereunto belonging, including, but not limited to, Investment Assets, Intellectual Property,
Contracts, Licenses, privileges and all other assets whatsoever, tangible or intangible, including, but not limited to, with respect to an insurer, assets held in any separate account.
		Associated Person shall mean (1) with re-spect to a registered investment adviser, a person associated with such adviser as defined in Section 202(a)(17) of the Advisers Act and (2) with respect to a registered broker or dealer, a person associated with such broker or dealer as defined in Section
3(a)(18) of the Exchange Act.
		Business shall mean, as to a Person, the business, operations, activities and affairs of such Person.
		CERCLIS shall mean the Comprehensive
Environmental Response, Compensation, and Liability
Information System.
		CGM shall mean Capital Growth Management
Limited Partnership, a Massachusetts limited partnership in which NEIC has a limited partnership interest as described in Section 4.17(o) hereof.
		CGM LP Units shall have the meaning set
forth in Section 4.17(o) hereof.
		Code shall mean the Internal Revenue Code of 1986, as amended.
		Combined No-Action Letter shall have the meaning set forth in Section 3.2 hereof.
		Computer Software shall mean any and all computer software consisting of sets of statements or instructions to be used, directly or indirectly, in a computer, including, but not limited to, the follow-ing, where applicable: (i) all source code, object code and natural language code therefor and all component modules thereof, (ii) all versions thereof,
(iii) all screen displays and designs thereof and (iv) all user, technical, training and other documentation relating to any of the foregoing.
		Condition shall mean, as to a Person, the financial condition, Business, results of operations
(which, with respect to an insurer, shall mean its net gain from operations before payment of dividends to policyholders and federal income taxes), prospects and/or properties or other Assets of such Person.
		Confidentiality Agreement shall mean the letter agreement, dated January 10, 1995, between MetLife and TNE.
		Consent or Filing shall have the meaning set forth in Section 4.4(b)(vii) hereof.
		Constituent Companies shall have the
meaning set forth in the preamble to this Agreement.
		Contract shall mean a contract, agreement, commitment, indenture, note, bond, mortgage, license, lease, assignment, arrangement or understanding, whether written or oral, including, but not limited to, an Insurance Contract or an Investment Advisory
Related Agreement.
		Copyrights shall have the meaning set forth in the definition of Intellectual Property.

		Covered General Account Liability shall
mean any Liability which arises out of the operation of a TNE Insurers general account or for which a TNE
Insurers general account is otherwise expressly responsible pursuant to any Contract.
		Covered Separate Account Liability shall mean any Liability (i) which is incurred by any separate account of any TNE Insurer prior to the date hereof, (ii) which arises in connection with any TNE
Real Estate Joint Venture that is a Subsidiary of such TNE Insurer, and (iii) which pertains to an Environmental Claim or with respect to any other
Liability of which TNE or any TNE Subsidiary has Knowledge.
		Custodian/Transfer Agent Agreements shall have the meaning set forth in the definition of Investment Advisory Related Agreement.
		Distribution and Selling Agreements shall have the meaning set forth in the definition of In-vestment Advisory Related Agreement.
		Effective Time shall have the meaning set forth in Section 2.2 hereof.
		Environmental Claim shall mean any written notice or, to the Knowledge of TNE or of any of the TNE Subsidiaries, any oral notice received by TNE, a TNE Subsidiary or a TNE Joint Venture from a Person alleging actual or potential Liability (including, but not limited to, potential Liability for any investi-gatory cost, cleanup cost, governmental response cost, natural resources damage, property damage, personal injury or penalty) arising out of, based on or resulting from (a) the presence, transport, disposal, discharge, or release, of any Hazardous Substance at any location, whether or not owned by TNE, a TNE
Subsidiary or a TNE Joint Venture or (b) circumstances forming the basis of any violation, or alleged viola-tion, of any Environmental Law.
		Environmental Laws shall mean all Laws and administrative or judicial interpretations thereof, relating to pollution or protection of human health or the environment (including, but not limited to, ambi-ent air, surface water, ground water, land surface or subsurface strata), including, but not limited to, Laws relating to emissions, discharges, releases or threatened releases of Hazardous Substances, or other-wise relating to the manufacture, processing, dis-tribution, use, existence, treatment, storage, dispos-al, transport, recycling, reporting or handling of Hazardous Substances.
		ERISA shall have the meaning set forth in
Section 4.13(a) hereof.
		ERISA Affiliate shall have the meaning set forth in Section 4.13(a) hereof.
		ERISA Plans shall have the meaning set
forth in Section 4.13(a) hereof.
		Exchange Act shall mean the Securities Ex-change Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.
		Excluded Properties shall have the meaning set forth in Section 4.15(a) hereof.
		Exeter shall have the meaning set forth in
Section 4.10(r) hereof.
		Financial Statements shall mean balance
sheets, statements of income and statements of cash flows, including, but not limited to, all notes, schedules, exhibits and other attachments thereto, whether consolidated, combined or separate or audited or unaudited.
		GAAP shall mean generally accepted
accounting principles applied on a consistent basis.
		GAAP Financial Statements shall mean Finan-cial Statements prepared in accordance with GAAP.
		Governing Advisory Authorities shall have the meaning set forth in Section 4.17(d) hereof.
		Governmental Approvals shall mean the Con-sents or Filings identified or described in Section
4.4(b) of the TNE Disclosure Schedule or Section
5.3(b) of the MetLife Disclosure Schedule.
		Governmental Entity shall mean any govern-ment, any state or other political subdivision there-of, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the SEC or any other government authority, agency, department, board, commission or instrumentality of the United States, any foreign government, any state of the United States or any political subdivision thereof, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any governmental or non-governmental self-regulatory organization, agency or authority
(including, but not limited to, the NASD, the Commodity Futures Trading Commission, the National
Futures Association and the Investment Management
Regulatory Organisation Limited).
		Ground Leased Properties shall have the
meaning set forth in Section 4.14(a)(iii)(D) hereof.
		Hazardous Substances shall mean chemicals, pollutants, contaminants, hazardous wastes, toxic or hazardous substances regulated under any Environmental
Law, including, but not limited to, asbestos or asbes-tos-containing materials, polychlorinated biphenyls, pesticides and oils, petroleum and petroleum products as those terms are defined in the National Oil and Hazardous Substances Pollution Contingency Plan, 40
C.F.R. 300.1 et seq. and other Environmental Laws.
		HSR Act shall mean the Hart-Scott-Rodino
Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
		Indemnitee shall have the meaning set forth in Section 6.11 hereof.
		Insurance Contract shall mean any Contract of insurance, including, but not limited to, insurance contracts (as defined in Section 1101 of the New York
Insurance Law or Section 2 of the Massachusetts Insur-ance Law, as the case may be), reinsurance Contracts, and funding agreements (as defined in Section 3222 of the New York Insurance Law).
		Insurance License shall mean a License
granted by a Governmental Entity to transact an insurance or reinsurance business.
		Intellectual Property shall mean all domes-tic and foreign registered, unregistered, and pending
(i) marks, names, trade names, trade dress, trade-marks, service marks, assumed names and logos
(collectively, the Trademarks), trade secrets, copy-rights (including, but not limited to, those in databases and Computer Software, and all embodiments or fixations thereof) (collectively, the Copy-rights), patents (the Patents), Computer Software, inventions, processes, protected formulae, know-how, concepts, ideas, designs, as well as related systems, data files, documentation, manuals, business plans, strategies, information, customer lists, policy forms, training materials, underwriting manuals and all other intellectual property and all applications, regis-trations and grants therefor and (ii) all licenses and distribution and other agreements relating to any of the foregoing.
		Investment Advisory Contracts shall have the meaning set forth in the definition of Investment
Advisory Related Agreements.
(i)        written agreements and arrangements
for the performance of investment advisory, investment sub-advisory or investment management services with respect to securities, real estate, commodities, currencies or any other asset class for clients or on behalf of third parties (Investment Advisory
Contracts); (ii) written agreements and arrangements for the distribution of shares of each TNE Group Fund or funds underlying variable annuities, variable life insurance or other similar products or the maintenance of shareholder accounts for any of the foregoing products (Distribution and Selling Agreements) or the marketing of investment advisory or investment management services or the maintenance of accounts for such services (Solicitation Agreements); (iii) written trust agreements, custody arrangements, trans-fer agent agreements, fund administration agreements, and similar services agreements with respect to any of the foregoing (Custodian/Transfer Agent Agreements);
(iv) all other written agreements and arrangements of a similar nature that are material to the Condition of any TNE Material Asset Management Company or of TNE or of TNE and the TNE Subsidiaries taken as a whole and
(v) all oral Contracts relating to or with respect to any of the foregoing of which TNE or any of the TNE
Subsidiaries have Knowledge.
		Investment Assets shall mean bonds, notes, debentures, mortgage loans, collateral loans and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests (including, but not limited to, equity interests in Subsidiaries or other Affiliates), real estate and leasehold and other interests therein, certificates issued by or interests in trusts, cash on hand and on deposit, personal property and interests therein and all other assets acquired for investment purposes.
		Investment Company Act shall mean the
Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.
		Investment Company Advisory Related
Agreement shall mean an Investment Advisory Related
Agreement relating to any TNE Group Fund.
		IRS shall mean the Internal Revenue Service or any successor agency.
		Knowledge shall have the meaning set forth in Section 9.8 hereof.
		Law shall mean common law or any law, ordi-nance, rule or regulation enacted or promulgated, or Order issued or rendered, by any Governmental Entity.
		Liability shall mean a liability,
obligation, claim or cause of action (of any kind or nature whatsoever, whether absolute, accrued, contingent or other, and whether known or unknown), including, but not limited to, any liability, obligation, claim or cause of action arising pursuant to or as a result of a Contract.
		License shall mean a license, certificate of authority, permit or other authorization to transact an activity or business, whether granted by a Governmental Entity or by any other Person.
		Lien shall mean a lien, mortgage, deed of trust, deed to secure debt, pledge, assessment, security interest, lease, sublease, charge, claim, levy or other encumbrance of any kind.
		Losses shall mean all losses, claims,
damages, costs, expenses, liabilities and judgments, including, but not limited to, court costs and attorneys fees.
		Massachusetts Commissioner shall mean the
Commissioner of Insurance of the Commonwealth of Massachusetts.
		Massachusetts Insurance Law shall mean
Chapter 175 of the General Laws of the Commonwealth of Massachusetts, as amended, and the rules and regulations promulgated thereunder.
		Meeting Notices shall have the meaning set forth in Section 3.1(b) hereof.
		Member shall mean, as to MetLife, each
Policyholder of MetLife entitled to vote upon the Agreement as provided in Section 7104 of the New York
Insurance Law, and, as to TNE, each Person entitled to vote upon the Agreement as provided in Section 19B of the Massachusetts Insurance Law.
		Merger shall have the meaning set forth in the preamble to this Agreement.
		MetLife shall have the meaning set forth in the preamble to this Agreement.
		MetLife Disclosure Schedule shall mean the disclosure schedule, dated August 16, 1995, previously delivered by MetLife to TNE.
		MetLife GAAP Financial Statements shall
have the meaning set forth in Section 5.5 hereof.
		MetLife Group Fund shall mean each
investment company (as defined in the Investment
Company Act without regard to the exclusion provided by Section 3(c)(1) thereof) and each insurance company separate account for which or for any series of which any MetLife Affiliate acts as investment adviser or manager (including as subadviser or submanager), or for which MetLife serves as depositor whether or not registered with the SEC and whether or not organized in the U.S. or any state thereof.
		MetLife Insurer shall mean MetLife and each MetLife Subsidiary that is authorized to transact an insurance or reinsurance business.
		MetLife Subsidiaries shall mean State
Street Research & Management Company, MetLife Funding,
Inc., MetLife Capital Corporation, State Street
Research Investment Services, Inc. and Metropolitan
Property and Casualty Insurance Company.
		NASD shall mean the National Association of Securities Dealers, Inc. or any successor entity.
		NEIC shall mean New England Investment
Companies, L.P., a Delaware limited partnership.
		NEIC Entities shall mean NEIC, NEIC, Inc.
and all of the Subsidiaries of NEIC.
		NEIC GP Units shall have the meaning set forth in Section 4.2 hereof.
		NEIC, Inc. shall mean New England
Investment Companies, Inc., a Massachusetts corporation and the general partner of NEIC.
		NEIC LP Units shall have the meaning set forth in Section 4.2 hereof.
		NEIC Units shall have the meaning set forth in Section 4.2 hereof.
		NELICO shall mean NEVLICO after such time as NEVLICO shall be redomiciled to Massachusetts and its name changed to New England Life Insurance Compa-ny.
		NEVLICO shall mean New England Variable
Life Insurance Company, a Delaware insurance corporation.
		New York Insurance Law shall mean Chapter
27 of the Consolidated Laws of the State of New York, as amended, and the rules and regulations promulgated thereunder.
		New York Office shall mean the office of the clerk of New York County, State of New York.
		New York Superintendent shall mean the
Superintendent of Insurance of the State of New York.
		NPL shall mean the National Priority List.
		NYSE shall mean The New York Stock
Exchange, Inc. or any successor entity.
		Order shall mean an order, writ, ruling, judgment, directive, injunction or decree of any arbitrator or Governmental Entity.
		Patents shall have the meaning set forth in the definition of Intellectual Property.
		Payment Default shall have the meaning set forth in Section 4.14(a)(ii) hereof.
		PBGC shall mean the Pension Benefit
Guaranty Corporation or any successor entity.
		Permits shall have the meaning set forth in
Section 4.14(a)(iii)(F)(6) hereof.
		Permitted Liens shall mean, as to any
Person, (a) Liens for Taxes, assessments and governmental charges or levies not yet due and payable; (b) Liens imposed by Law, such as materialmens, mechanics, carriers, workmens and repairmens Liens and other similar Liens arising in the ordinary course of business securing obligations that (i) are not overdue for a period of more than 30 days or (ii) are being contested in good faith (and for which adequate reserves have been provided); (c)
Liens related to deposits to secure policyholder obligations as required by the insurance departments of the various states; (d) pledges or deposits to secure obligations under workers compensation laws or similar legislation or to secure public or statutory obligations; (e) Liens expressly disclosed in the notes to the GAAP Financial Statements or SAP State-ments of such Person; (f) restrictions on transfer im-posed by federal and state securities laws with respect to unregistered securities subject thereto;
(g) Liens arising out of judgments or awards with respect to which an appeal or proceeding for review is being prosecuted in good faith (and for which adequate reserves have been provided); and (h) to the extent the same do not (x) render title to the property encumbered thereby unmarketable and (y) individually or in the aggregate, materially adversely affect the value or use of such property for its current purpos-es, or with respect to vacant land, its anticipated purposes: (i) survey exceptions, (ii) reciprocal ease-ment agreements, (iii) other customary non-monetary encumbrances on title to real property and (iv) such other liens, charges and encumbrances on real prop-erty.
		Person shall mean an individual,
corporation, partnership, association, joint stock company, limited liability company, Governmental
Entity, business trust, unincorporated organization or other legal entity.
		Plans shall have the meaning set forth in
Section 4.13(a) hereof.
		Policyholder shall have the meaning set
forth in Section 4210(a)(3)(A) of the New York
Insurance Law.
		Proceedings shall mean actions, suits,
hearings, claims, investigations (of which the Person whose Knowledge is the subject of the representation or warranty has Knowledge) and other similar proceed-ings.
		Prospectus shall have the meaning set forth in Section 4.17(m) hereof.
		Proxy Statement shall have the meaning set forth in Section 3.1(a) hereof.
		Quarterly Statements shall mean the
quarterly statements filed pursuant to state insurance
Laws, in conformity with SAP.
		Reorganization Proposal shall have the
meaning set forth in Section 6.13 hereof.
		Ruling Request shall have the meaning set forth in Section 6.4(b) hereof.
		SAP shall mean statutory accounting
practices required or permitted by applicable insurance Governmental Entities applied on a consistent basis.
		SAP Statements shall mean Annual Statements and Quarterly Statements.
		SEC shall mean the United States Securities and Exchange Commission or any successor agency.
		Securities Act shall mean the Securities
Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.
		Solicitation Agreements shall have the
meaning set forth in the definition of Investment
Advisory Related Agreements.
		Staff shall have the meaning set forth in
Section 3.2 hereof.
		Statement of Operating Principles shall
mean the document concerning the operations of NELICO and NEIC dated May 15, 1996 jointly prepared by TNE and MetLife.
		Subadvised Fund shall mean any TNE Group
Fund with respect to which no TNE Subsidiary has any relationship other than that of a subadviser or submanager.
		Subsidiary of a Person shall mean an
Affiliate of such Person fifty percent (50%) or more of the voting stock (or of any other form of general partnership, limited partnership or voting equity interest in the case of a Person that is not a corporation) of which is beneficially owned by the Person directly or indirectly through one or more other Persons. Notwithstanding the foregoing, CGM shall not be deemed to be a Subsidiary of TNE.
		Surviving Company shall have the meaning set forth in Section 2.1 hereof.
		Taking shall mean a taking or voluntary
conveyance of all or part of any real property, or any interest therein or right accruing thereto or use thereof, as the result of or in settlement of, any condemnation or other eminent domain proceeding, whether or not the same shall have actually been com-menced.
		Taxes shall mean all income, gross income, gross receipts, estimated, premium, sales, use, transfer, franchise, profits, withholding, payroll, employment, disability, excise, severance, ad valorem, property and windfall profits taxes, and all other taxes or similar charges of any kind whatsoever thereon or applicable thereto, together with any interest and any penalties, additions to tax or additional amounts imposed with respect to any of the foregoing, or in respect of a failure to comply with any requirement relating to any Tax Return, in each case imposed by any taxing authority (domestic or for-eign) upon MetLife or any MetLife Subsidiary or TNE or any TNE Subsidiary, as the case may be, including, but not limited to, all amounts imposed as a result of being a member of an affiliated or combined group.
		Tax Returns or Returns shall mean all Tax returns, declarations, reports, estimates, information returns and statements required to be filed or provided to any Person under federal, state, local or foreign Laws.
		TNE shall have the meaning set forth in the preamble to this Agreement.
		TNE Asset Management Companies shall have the meaning set forth in Section 4.1(c)(i) hereof.
		TNE Audited Subsidiaries shall mean the TNE
Subsidiaries for which audited GAAP Financial
Statements are provided to MetLife pursuant to Section
4.6 hereof.
		TNE Borrower Loan Documents shall have the meaning set forth in Section 4.14(a)(iii)(C) hereof.
		TNE Broker-Dealer shall mean each TNE Sub-sidiary that conducts activities of a broker or deal-er, as such terms are defined in Section 3(a) of the Exchange Act.
		TNE Disclosure Schedule shall mean the dis-closure schedule, dated August 16, 1995, previously delivered by TNE to MetLife.
		TNE Filings shall have the meaning set
forth in Section 4.6 hereof.
		TNE GAAP Financial Statements shall have the meaning set forth in Section 4.6 hereof.
		TNE Group Fund shall have the meaning set forth in Section 4.17(c) hereof.
		TNE Group of Funds shall have the meaning set forth in Section 4.17(c) hereof.
		TNE Insurer shall mean TNE and each TNE
Subsidiary that transacts or is authorized to transact an insurance or reinsurance business.
		TNE Investment Adviser shall mean TNE and each TNE Subsidiary that conducts activities of an in-vestment adviser, as such term is defined in Section
2(a)(20) of the Investment Company Act and Section
202(a)(11) of the Investment Advisers Act of 1940, as amended.
		TNE Joint Venture shall mean any partner-ship or joint venture in which TNE or a TNE Subsidiary owns an interest, either direct or indirect, and in which the aggregate investment (including, but not limited to, through equity contributions, loans, guarantees or other commitments) of TNE and of the TNE
Subsidiaries therein exceeds or may be required to exceed Five Million Dollars ($5,000,000).
Notwithstanding the foregoing, CGM shall not be deemed to be a TNE Joint Venture.
		TNE JV Agreements shall mean all documents and amendments thereto establishing and governing the TNE Joint Ventures, including, but not limited to, all organizational documents.
		TNE Landlord Leases shall have the meaning set forth in Section 4.14(a)(iii)(B) hereof.
		TNE Landlord Property shall mean (i) real property which is leased by TNE, a TNE Subsidiary or a TNE Joint Venture, in each case to a tenant, for lease or rental payments that aggregate Five Hundred Thou-sand Dollars ($500,000) or more annually and (ii) real property which is subleased by TNE, a TNE Subsidiary or a TNE Joint Venture, in each case to a subtenant, for lease or rental payments that aggregate Five
Hundred Thousand Dollars ($500,000) or more annually.
		TNE Lender Loan Documents shall have the meaning set forth in Section 4.14(a)(iii)(E) hereof.
		TNE Material Asset Management Companies
shall mean NEIC, Copley Real Estate Advisors, Inc.,
Copley Advisors, Inc., Loomis, Sayles & Company, L.P.,
Back Bay Advisors, L.P., Reich & Tang Asset Manage-ment, L.P., Reich & Tang Distributors, L.P., New
England Securities Corporation, New England Funds,
L.P. and TNE Advisers, Inc. and any other TNE Asset
Management Company with One Billion Dollars
($1,000,000,000) or more under management.
		TNE Material Owned Real Property shall mean
TNE Real Property owned in fee having an admitted asset value of One Million Dollars ($1,000,000) or more.
		TNE Real Estate Joint Venture shall mean any TNE Subsidiary which only owns real property or only owns real property and manages such real property.
		TNE Real Property shall mean all real
property (including, but not limited to, real property held by the TNE Insurers in separate accounts) in which TNE, a TNE Subsidiary or a TNE Joint Venture owns or holds a direct or indirect interest, either wholly or in part, including, but not limited to, real property (i) owned by TNE, a TNE Subsidiary or a TNE
Joint Venture in fee (including, but not limited to, real property acquired by reason of foreclosure or a deed in lieu thereof), (ii) in which TNE, a TNE Sub-sidiary or a TNE Joint Venture owns or holds a lease-hold interest or (iii) encumbered by a Lien granted or assigned to TNE, a TNE Subsidiary or a TNE Joint Ven-ture; provided, however, that the TNE Real Property will not include credit tenant loans properly shown on Schedule D of the SAP Statements of TNE (this proviso shall not be applicable with respect to Sections 4.9,
4.11 and 4.15 hereof).
		TNE Subsidiaries shall mean the Subsid-
iaries of TNE and, without limiting the generality of the foregoing, shall include (i) Mercadian Capital
L.P. (and any Affiliate thereof as to which TNE or a TNE Subsidiary has guaranteed any obligations or owns any interest) and (ii) the NEIC Entities. References in this Agreement to Subsidiaries of TNE shall include all of the TNE Subsidiaries. Notwithstanding the foregoing, CGM shall not be deemed to be a TNE
Subsidiary.
		TNE Tenant Leases shall have the meaning set forth in Section 4.14(a)(iii)(D) hereof.
		TNE Transfer Agents shall have the meaning set forth in Section 4.17(h) hereof.
		TNE Variable Contracts shall have the
meaning set forth in Section 3.2 hereof.
		Trademarks shall have the meaning set forth in the definition of Intellectual Property.
		Treasury Regulations shall mean the regula-tions promulgated by the U.S. Department of the Treasury pursuant to the Code.
II
	THE MERGER


ARTICLE I Section .1   The Merger.  Upon the
terms of this Agreement and subject to the
satisfaction of the conditions set forth herein, at
the Effective Time, TNE shall be merged with and into
MetLife in accordance with the applicable provisions
of the Laws of the State of New York and the
Commonwealth of Massachusetts and the separate exis-
tence of TNE shall thereupon cease, and MetLife, which
shall be the surviving company (hereinafter sometimes
referred to as the Surviving Company), shall
continue its corporate existence under the Laws of the
State of New York under the name Metropolitan Life
Insurance Company.  From and after the Effective
Time, the Surviving Company shall possess all the
Assets and other rights, privileges, immunities,
powers and purposes of each of the Constituent
Companies and shall be liable for all of the Liabili-
ties of the Constituent Companies, all to the full
extent provided in Section 7112 of the New York
Insurance Law and Section 19B of the Massachusetts
Insurance Law.
ARTICLE I Section .2   Effective Time.  As soon
as is practicable following the execution of this
Agreement, the Secretary of TNE shall file with the
Massachusetts Commissioner documentary evidence
thereof, in such form as he may require, showing the
effective date when the Merger shall become effective.
 As soon as is practicable after the satisfaction of
the conditions set forth in Article VII hereof and on
the effective date of the Merger as shown in the
filing by the Massachusetts Commissioner with the
Secretary of State of the Commonwealth of Massachu-
setts of a certificate in accordance with Section 19B
of the Massachusetts Insurance Law, and no later than
21 days after the New York Superintendent has approved
this Agreement (unless the New York Superintendent ap-
proves a later effective date), MetLife shall file
with the New York Office a copy of this Agreement with
the approval of the New York Superintendent endorsed
thereon and such other documents in such form as
required by, and executed and acknowledged in
accordance with, the relevant provisions of the New
York Insurance Law and upon such filing with the New
York Office, the Merger shall become effective (the
Effective Time).  TNE shall give MetLife reasonable
advance notice of the effective date to be shown in
the filing made in accordance with Section 19B of the
Massachusetts Insurance Law.  Upon the terms and
subject to the conditions of this Agreement, the par-
ties hereto will use all reasonable efforts to assure
that the filings contemplated hereby are made, and the
Effective Time is, as soon as is practicable.
ARTICLE I, Section .3   Charter and Bylaws of
the Surviving Company.  Following the Effective Time,
the charter of MetLife, as in effect immediately prior
to the Effective Time, shall be the charter of the
Surviving Company until thereafter changed or amended
as provided therein or by Law.  The bylaws of MetLife,
as in effect immediately prior to the Effective Time,
shall be the bylaws of the Surviving Company until
thereafter changed or amended as provided therein or
by Law.  Copies of MetLifes charter and bylaws are
attached hereto as Exhibit A.
ARTICLE I Section .4   Board of Directors and
Officers.  Except as set forth in the following
sentence, the directors of MetLife immediately prior
to the Effective Time shall be the directors of the
Surviving Company immediately following the Effective
Time, each of such directors to hold office, subject
to the applicable pro- visions of the charter and
bylaws of the Surviving Company, until his or her
successor is duly elected and qualified, or his or her
earlier death, resignation or removal.  Promptly
following the Effective Time, two individuals who are
presently directors of TNE and who are not officers,
employees or otherwise affiliated with TNE will be
appointed to the Board of Directors of the Surviving
Company.  The officers of MetLife immediately prior to
the Effective Time shall be the officers of the Sur-
viving Company at and immediately following the Effec-
tive Time, each of such officers to hold their
respective office, subject to the applicable provi-
sions of the charter and bylaws of the Surviving
Company, until his or her successor is duly elected
and qualified, or his or her earlier death,
resignation or removal.
ARTICLE II
	RELATED MATTERS
ARTICLE II Section .1   Member Approvals.  (a)
Each of MetLife and TNE shall take all actions
necessary in accordance with applicable Law and its
charter and bylaws to convene a meeting of its Members
as promptly as practicable to consider and vote upon
this Agreement.  MetLife and TNE shall jointly
determine a mutually satisfactory means of satisfying
the notice, meeting and other Member approval require-
ments of applicable Law.  Subject to their duties
under applicable Law, each of the Board of Directors
of MetLife and the Board of Directors of TNE shall
recommend that the Members of its respective company
vote in favor of this Agreement and each of MetLife
and TNE shall use its best efforts to solicit proxies
or ballots, as the case may be, from its Members in
favor of this Agreement and shall take all other
actions reasonably necessary or advisable to secure
the votes of its Members which are required in order
to approve this Agreement and effect the Merger
including, but not limited to, the preparation of a
proxy statement (the  Proxy Statement ), if applica-
ble, to provide information to their Members regarding
the Merger and solicit their votes.
(a) 	MetLife and TNE shall jointly and
promptly prepare, and each of MetLife and TNE shall
use its best efforts to have the New York
Superintendent and the Massachusetts Commissioner
approve, their respective notices of meetings (the
Meeting Notices) setting forth the time, place and
purpose of the Members meetings referred to in
Section 3.1(a) hereof, which Meeting Notices shall
include a copy of this Agreement, if required, or a
summary thereof.  Promptly after receipt of approval
by the New York Superintendent and the Massachusetts
Commissioner of the Meeting Notice, (i) MetLife shall
promptly comply with the provisions of Section 7104 of
the New York Insurance Law, (ii) TNE shall promptly
comply with the provisions of Section 19B of the
Massachusetts Insurance Law, and (iii) both parties
shall promptly comply with all other applicable Laws
with respect to the publication or mailing to their
respective Members of the applicable Meeting Notice.
ARTICLE II Section .2   Combined No-Action
Letter. MetLife and TNE shall jointly file a no-action request letter with the Office of Insurance
Products of the Division of Investment Management of the SEC (the Combined No-Action Letter). The Com-bined No-Action Letter shall request that the staff of the Office of Insurance Products of the Division of Investment Management of the SEC (the Staff) advise
MetLife and TNE that it would not recommend that the SEC take any enforcement action against MetLife and TNE or their Subsidiaries under Section 5 of, and Rule
145 under, the Securities Act and under Sections 8 and 11 of the Investment Company Act if, following the consummation of the Merger, the Surviving Company and its respective Subsidiaries continue to sell variable annuity or variable life insurance contracts covered by existing registration statements without filing new registration statements under the Securities Act covering the sale of such securities. The Combined
No-Action Letter shall also request that the Staff advise MetLife and TNE that it would not recommend any enforcement action if, after the consummation of the Merger, the Surviving Company continues to rely on prior exemptive orders granted to TNE or its Subsidiaries from certain provisions of the Investment
Company Act for certain of their separate accounts.
The Combined No-Action Letter shall include, to the extent necessary, the following MetLife and TNE repre-sentations: (1) a post-effective amendment to each registration statement or a newly filed registration statement, as appropriate, for each of the registered variable annuity and variable life insurance contracts of TNE and any applicable TNE Subsidiary (the TNE
Variable Contracts ) will be filed under the Securi-ties Act in a timely manner to ensure that such amendment or registration statement will become effec-tive on or before the Effective Time; (2) the owners of the TNE Variable Contracts will receive a prospectus that reflects the Surviving Companys spon-sorship of the separate accounts; and (3) post-effective amendments under the Investment Company Act will be filed to reflect the change of sponsorship of TNEs separate accounts and the post-merger nature of the Surviving Company.
ARTICLE IISection .3

ARTICLE IISection .3   NELICO AND NEIC Boards
of Directors.  Immediately following the Merger,
MetLife shall take such action as is necessary in
order that (i) the Board of Directors of NELICO shall
initially be comprised of 14 members, 8 of whom shall
be persons who are currently serving as outside direc-
tors of TNE, 1 of whom shall be the Chairman of the
Board of NELICO and the remaining 5 of whom shall be
designated by MetLife, (ii) the current president of
NEVLICO will become the Chief Executive Officer of
NELICO and (iii) the Board of Directors of the general
partner of NEIC shall be comprised of an odd number of
directors, one of whom shall be the Chief Executive
Officer of NEIC, a simple majority of whom shall be
designated by MetLife, and the remainder of whom shall
be independent of MetLife.
ARTICLE III
	REPRESENTATIONS AND WARRANTIES OF TNE
 		TNE represents and warrants to MetLife as
follows:
ARTICLE IIISection .1   Organization and
Qualification.
(a) 	TNE is a mutual life insurance company
duly organized, validly existing and in good standing
under the Laws of the Commonwealth of Massachusetts
and has full corporate power, authority and legal
right to conduct its Business as it is currently being
conducted.  Each of the TNE Subsidiaries is duly orga-
nized, validly existing and in good standing under the
Laws of the jurisdiction of its incorporation or
formation and has full power, authority and legal
right to conduct its Business as it is currently being
conducted.  Each of TNE and of the TNE Subsidiaries is
duly qualified to do business, and is in good stand-
ing, in the respective jurisdictions where the
character of its Assets owned or leased or the nature
of its Business makes such qualification necessary,
except for failures to be so qualified or in good
standing which would not, individually or in the
aggregate, have a material adverse effect on the
Condition of TNE or of TNE and the TNE Subsidiaries
taken as a whole.  The TNE Subsidiaries listed in
Section 4.1(a) of the TNE Disclosure Schedule are the
only TNE Subsidiaries which are, individually or in
the aggregate, material to the Condition of TNE or of
TNE and the TNE Subsidiaries taken as a whole.
(b) 	Each TNE Insurer is listed in
Section 4.1(b) of the TNE Disclosure Schedule.  Each
TNE Insurer possesses an Insurance License in each
jurisdiction in which such TNE Insurer is required to
possess an Insurance License.  All such Insurance
Licenses, including, but not limited to, authoriza-
tions to transact reinsurance, are listed and
described in Section 4.1(b) of the TNE Disclosure
Schedule and are in full force and effect without
amendment, limitation or restriction, other than as
described in Section 4.1(b) of the TNE Disclosure
Schedule, and neither TNE nor any TNE Insurer has
Knowledge of any event, inquiry or Proceeding which
could reasonably be expected to lead to the
revocation, amendment, failure to renew, limitation,
suspension or restriction of any such License.
(c) 	(i) Each Subsidiary and other Affiliate
of TNE which is engaged in the business of serving as
an investment adviser, custodian, transfer agent,
broker-dealer or fund administrator is listed in
Section 4.1(c)(i) of the TNE Disclosure Schedule
(collectively, the TNE Asset Management Companies),
along with a brief description of the nature of each
TNE Asset Management Companys Business and a listing
of all Licenses it possesses which are material to its
Business.  TNE is not required to be registered as a
broker-dealer with the SEC or in any jurisdiction.
 		(c) (ii) Each TNE Asset Management Company is
a corporation, partnership or trust duly organized,
validly existing and in good standing under the laws
of such entitys jurisdiction of organization.  Each
TNE Asset Management Company has the requisite
corporate, partnership or trust power and authority,
as the case may be, to carry on its Business as now
conducted, except for such powers and authorities for
which the failure to have such power and authority do
not, individually or in the aggregate, have a material
adverse effect on the Condition of any TNE Material
Asset Management Company or of TNE or of TNE and the
TNE Subsidiaries taken as a whole.
 		(c) (iii) Each TNE Asset Management Company
is duly qualified or licensed to do business and is in
good standing in each of the jurisdictions specified
in Section 4.1(c)(iii) of the TNE Disclosure Schedule,
which includes each jurisdiction in which the nature
of its business or the properties owned or leased by
it makes such qualification or licensing necessary,
except for such jurisdictions where the failure to so
qualify or be licensed, individually or in the
aggregate, does not have and would not have a material
adverse effect on the Condition of any TNE Material
Asset Management Company, of TNE or of TNE and the TNE
Subsidiaries taken as a whole.  TNE has delivered or
will deliver prior to the Effective Time to MetLife
true, complete and correct copies of the certificates
of incorporation, by-laws and other organizational
documents of each TNE Asset Management Company in
effect on the date hereof.
ARTICLE III Section .2   Capitalization of TNE
Subsidiaries.  All of the outstanding shares of
capital stock (or of any other form of equity interest
in the case of a TNE Subsidiary that is not a
corporation, including, but not limited to, all of the
outstanding units of general partnership interest in
NEIC (NEIC GP Units) and limited partnership inter-
est in NEIC (NEIC LP Units and, together with NEIC
GP Units, the NEIC Units)) of each of the TNE Sub-
sidiaries have been validly issued and are fully paid
and, except in the case of partnership interests,
nonassessable and, except as set forth in Section 4.2
of the TNE Disclosure Schedule, are owned by either
TNE or another of the TNE Subsidiaries, free and clear
of all Liens.  Except as set forth in Section 4.2 of
the TNE Disclosure Schedule, there are no outstanding
subscriptions, options, warrants, calls, rights,
convertible securities, obligations to make capital
contributions or advances, or voting trust ar-
rangements, stockholders agreements or other
agreements, commitments or understandings of any
character relating to the issued or unissued capital
stock (or of any other form of equity interest in the
case of a TNE Subsidiary that is not a corporation,
including any issued or unissued NEIC Units) of any of
the TNE Subsidiaries or securities convertible into,
exchangeable for or evidencing the right to subscribe
for any shares of such capital stock (or of any other
form of equity interest in the case of a TNE Sub-
sidiary that is not a corporation, including, but not
limited to, any NEIC Units), or otherwise obligating
TNE or any such TNE Subsidiary to issue, transfer or
sell any such capital stock (or any such other form of
equity interest in the case of a TNE Subsidiary that
is not a corporation, including, but not limited to,
any NEIC Units) or other securities.  The name, juris-
diction of incorporation or organization and per-
centages of outstanding capital stock (or of any other
form of equity interest in the case of a TNE Sub-
sidiary that is not a corporation) owned, directly or
indirectly, by TNE, with respect to each TNE Subsid-
iary and the amount and percentage of outstanding NEIC
GP Units and NEIC LP Units owned, directly or
indirectly, by NEIC, Inc. and TNE, respectively, with
respect to NEIC are set forth in Section 4.2 of the
TNE Disclosure Schedule. Section 4.2 of the TNE
Disclosure Schedule sets forth all of the direct
voting equity interests in any Person (other than
other TNE Subsidiaries) owned by TNE or any TNE Sub-
sidiary where such interest represents more than ten
(10%) of the outstanding voting equity in such Person,
other than any such interests having an admitted asset
value of less than One Million Dollars ($1,000,000).
ARTICLE III Section .3   Authority Relative to
this Agreement.
(a) 	TNE has full power, authority and legal
right to execute and deliver this Agreement and to
consummate the transactions contemplated hereby.  The
execution and delivery of this Agreement and the
consummation of the transactions contemplated hereby
have been duly approved and authorized by the Board of
Directors of TNE.  Except for the approval of this
Agreement by the Members of TNE, no other corporate
proceedings on the part of TNE are necessary to autho-
rize this Agreement and the transactions contemplated
hereby.  The affirmative vote of two-thirds of all the
votes cast by Members of TNE who are present and
voting at the meeting called pursuant to Section
3.1(a) hereof is the only vote of Members of TNE
necessary to approve this Agreement and the trans-
actions contemplated hereby.
(b) 	This Agreement has been duly and validly
executed and delivered by TNE and (assuming this
Agreement is a legal, valid and binding obligation of
MetLife) constitutes a legal, valid and binding agree-
ment of TNE enforceable against TNE in accordance with
its terms.
ARTICLE III Section .4   No Violation.
(a) 	Except as set forth in Section 4.4(a) of
the TNE Disclosure Schedule, the execution, delivery
and performance of this Agreement and the consummation
of the transactions contemplated hereby will not (i)
constitute a breach or violation of or default under
the charter or the bylaws (or similar organizational
documents) of TNE, any of the TNE Subsidiaries or any
of the TNE Joint Ventures, (ii) violate, conflict
with, or result in a breach of any provisions of, or
constitute a default (or an event which, with notice
or lapse of time or both, would constitute a default)
under, or result in the termination of, or accelerate
the performance required by, or result in a right of
termination or acceleration under, or result in the
creation of any Lien upon any of the Assets of TNE, of
any of the TNE Subsidiaries or of any of the TNE Joint
Ventures under, any of the terms, conditions or provi-
sions of any Contract to which TNE, any such TNE Sub-
sidiary or any such TNE Joint Venture is a party or to
which it or any of its Assets may be subject or (iii)
constitute a breach or violation of or default under
any Law or License to which TNE, any of the TNE
Subsidiaries or any of the TNE Joint Ventures is
subject, other than, in the case of clauses (ii) and
(iii), events or other matters that would not indi-
vidually or in the aggregate have a material adverse
effect on the Condition of TNE or of TNE and the TNE
Subsidiaries taken as a whole.
(b) 	Except for (i) the filing of this Agree-
ment with and the approval of such by the Massachu-
setts Commissioner under the Massachusetts Insurance
Law and such other applications, registrations, decla-
rations, filings, authorizations, Orders, consents and
approvals as may be required under the Laws of other
jurisdictions listed in Section 4.4(b) of the TNE
Disclosure Schedule, (ii) the approval of the Meeting
Notice by the Massachusetts Commissioner as
contemplated by Section 3.1(b) hereof, (iii) consents,
approvals and notices contemplated by Sections 6.7 and
6.8 hereof and Section 4.4(b) of the TNE Disclosure
Schedule that are required under the Investment
Company Act and the Advisers Act, (iv) the approval of
this Agreement by the Members of TNE as contemplated
by Section 3.1(a) hereof, (v) consents, authoriza-
tions, approvals, filings, notices or exemptions in
connection with compliance with the applicable provi-
sions of state and federal securities Laws (including,
but not limited to, an affirmative response to the
filing of the Combined SEC No-Action Letter) relating
to the regulation of broker-dealers, investment
companies and investment advisers and the rules and
regulations of the NASD and the NYSE, (vi) receipt of
the private letter ruling or tax opinion referred to
in Section 7.1(g) hereof and (vii) the filings re-
quired under the HSR Act and the expiration or other
termination of any waiting period applicable to the
Merger under such act, no consent, approval, notice,
Order or authorization of, or registration,
application, declaration or filing with, any Person
(collectively, Consent or Filing) is required with
respect to TNE, any TNE Subsidiary, any TNE Joint
Venture or any TNE Group Fund in connection with the
execution and delivery of this Agreement and the
consummation of the transactions contemplated hereby,
except for such Consents or Filings the failure of
which to make or obtain would not, individually or in
the aggregate, prevent or be a material impediment to
the consummation of the transactions contemplated
hereby.
ARTICLE III Section .5   SAP Statements.  TNE
has previously delivered to MetLife true, complete and
correct copies of the audited SAP Statements of each
TNE Insurer for each of the years ended December 31,
1992, 1993 and 1994.  TNE has also furnished to
MetLife true, complete and correct copies of the SAP
Statements filed by or on behalf of each TNE Insurer
for the three months ended March 31, 1995 and the six
months ended June 30, 1995.  In addition, prior to the
Effective Time TNE will have delivered to MetLife
true, complete and correct copies of (i) the audited
SAP Statements of TNE and NEVLICO for the year ended
December 31, 1995 and (ii) the unaudited SAP
Statements of TNE and NEVLICO for the quarter ended
March 31, 1996 (collectively, the Additional TNE SAP
Statements).  Each of the SAP Statements was (or, in
the case of the Additional TNE SAP Statements, will
have been) in compliance in all material respects with
applicable Law when filed, and was (or, in the case of
the Additional TNE SAP Statements, will have been)
prepared in accordance with SAP, and each presents
fairly (or, in the case of the Additional TNE SAP
Statements, will present fairly) in all material re-
spects the separate financial condition, assets, lia-
bilities, surplus and other funds and results of
operations of the Person covered thereby as at the
dates or for the periods covered thereby, in confor-
mity with SAP, subject, in the case of unaudited
interim SAP Statements, to normal year-end audit
adjustments and, in the case of all unaudited SAP
Statements, to the absence of interrogatories or
footnote disclosure to the extent required or permit-
ted.
ARTICLE III Section .6   GAAP Statements.  TNE
has provided to MetLife, or will (with respect to any
TNE Real Estate Joint Venture held by a separate
account of TNE) provide within 15 calendar days after
the date hereof, true, complete and correct copies of
the (i) audited GAAP Financial Statements for each of
the TNE Audited Subsidiaries, other than the TNE
Insurers, for the years ended December 31, 1992, 1993
and 1994, (ii) unaudited GAAP Financial Statements for
each of the TNE Subsidiaries that do not have audited
GAAP Financial Statements for the years ended December
31, 1992, 1993 and 1994, other than those TNE
Subsidiaries that do not regularly prepare GAAP
Financial Statements (which Subsidiaries are set forth
on Section 4.6 of the TNE Disclosure Schedule, as may
be amended within 15 calendar days after the date
hereof with respect to any TNE Real Estate Joint
Venture held by a separate account of TNE) and (iii)
unaudited GAAP Financial Statements for each of the
TNE Subsidiaries, other than the TNE Insurers and
those TNE Subsidiaries that do not regularly prepare
interim Financial Statements, for the three months
ended March 31, 1995 and the six months ended June 30,
1995 (collectively, the TNE GAAP Financial State-
ments).  In addition, prior to the Effective Time TNE
will have delivered to MetLife true, complete and
correct copies of (i) the audited GAAP Financial
Statements for NEIC for the year ending December 31,
1995 and (ii) the unaudited GAAP Financial Statements
for NEIC for the quarter ended March 31, 1996
(collectively, the Additional TNE GAAP Statements).
 Each of the TNE GAAP Financial Statements was (or, in
the case of the Additional TNE GAAP Statements, will
have been) prepared in accordance with GAAP, and each
presents fairly (or, in the case of the Additional TNE
GAAP Statements, will present fairly) in all material
respects the financial condition, results of opera-
tions and cash flows of the Person covered thereby as
at the dates or for the periods covered thereby, in
conformity with GAAP, subject, in the case of the
unaudited interim GAAP Financial Statements, to normal
year-end audit adjustments and, in the case of all
unaudited GAAP Financial Statements, to the absence of
footnote disclosure to the extent required or permit-
ted.  TNE has previously made available to MetLife
true, complete and correct copies of all filings made
by TNE, any TNE Subsidiary or any TNE Group Fund with
the SEC since December 31, 1992 (collectively, the
TNE Filings).  As of their respective dates, the TNE
Filings did not contain any untrue statement of a
material fact or omit to state any material fact
required to be stated therein or necessary to make the
statements therein, in light of the circumstances
under which they were made, not misleading.
ARTICLE III Section .7   Reserves.  The
aggregate actuarial reserves and other actuarial
amounts held in respect of Liabilities with respect to
Insurance Contracts of each TNE Insurer as established
or reflected in its December 31, 1994 Annual
Statement:  (a)(i) were determined in accordance with
generally accepted actuarial standards consistently
applied, (ii) were fairly stated in accordance with
sound actuarial principles and (iii) were based on
actuarial assumptions that are in accordance with or
more conservative than those specified in the related
Insurance Contracts; (b) met the requirements of the
insurance Laws of such TNE Insurers state of domicile
and all other applicable jurisdictions in all material
respects; and (c) were adequate at such date (under
generally accepted actuarial standards consistently
applied on the basis of facts or circumstances known
or which reasonably should have been known at such
date) to cover the total amount of all reasonably
anticipated matured and unmatured Liabilities of such
TNE Insurer under all outstanding Insurance Contracts
pursuant to which such TNE Insurer has any Liability.
 Management of TNE reasonably believes that each TNE
Insurer owns Investment Assets of sufficient kind,
quality and other characteristics to meet the require-
ments of all applicable Laws.
ARTICLE III Section .8   Absence of Certain
Changes or Events.  Except as set forth in Section 4.8
of the TNE Disclosure Schedule, since December 31,
1994, each of TNE and the TNE Subsidiaries has
conducted its Business only in the ordinary course of
business consistent with past practice and there has
not occurred any change (other than changes of general
application to the life insurance industry or changes
in ratings) which, individually or in the aggregate,
has had or may reasonably be expected to have a
material adverse effect on the Condition of TNE or of
TNE and the TNE Subsidiaries taken as a whole.
ARTICLE III Section .9   No Undisclosed
Liabilities.  Except as reflected in the Financial
Statements delivered to MetLife pursuant to Sections
4.5 and 4.6 hereof (other than, with respect to any
Financial Statement of a TNE Subsidiary which was
provided to MetLife pursuant to Section 4.6 hereof
after the date hereof, any Covered Separate Account
Liability or Covered General Account Liability) or as
set forth in Section 4.9 of the TNE Disclosure Sched-
ule or as to any Liability of a TNE Real Estate Joint
Venture that does not regularly prepare GAAP Financial
Statements, other than a Covered Separate Account
Liability or a Covered General Account Liability, nei-
ther TNE nor any of the TNE Subsidiaries has any
Liabilities, other than (i) those Liabilities specif-
ically covered by another representation or warranty
made by TNE in this Agreement, (ii) those arising
since the date of the applicable Financial Statement
in the ordinary course of business consistent with
past practice or (iii) those other than in the ordi-
nary course of business consistent with past practice
which may reasonably be expected, (A) individually,
not to have an adverse effect of more than One Million
Dollars ($1,000,000) on the Condition of TNE or of TNE
and the TNE Subsidiaries taken as a whole or (B) in
the aggregate not to have an adverse effect of more
than Ten Million Dollars ($10,000,000) on the Condi-
tion of TNE or of TNE and the TNE Subsidiaries taken
as a whole.
ARTICLE III Section .10   Taxes and Tax
Returns.  TNE is the common parent of an affiliated
group (within the meaning of Section 1504(a) of the
Code) with respect to which an election under Section
1504(c)(2) has been in effect for all taxable years
beginning with the taxable year that ended on December
31, 1993, which includes all of the TNE Subsidiaries
that are includible corporations within the meaning
of Section 1504(b) of the Code (without regard to
subsection (b)(2) thereof) and TNE has filed a consol-
idated Tax Return for federal income tax purposes on
behalf of such affiliated group for all taxable years
beginning with the taxable year that ended on December
31, 1993.  Except as set forth in Section 4.10 of the
TNE Disclosure Schedule:
(a) 	all material Tax Returns required to be
filed or provided to any Person by TNE or any of the
TNE Subsidiaries have been timely filed (taking into
account any extensions of time for filing such Tax Re-
turns) with the appropriate Governmental Entity, or
provided to the appropriate Person, and such Tax Re-
turns were (and, as to Tax Returns not required to be
filed or provided as of the date hereof, will be)
true, complete and correct in all material respects,
other than those Tax Returns the failure of which to
be so filed or provided or to be true, complete and
correct in all material respects, as the case may be,
would not have a material adverse effect on the Condi-
tion of TNE or of TNE and the TNE Subsidiaries taken
as a whole;
(b) 	each of TNE and the TNE Subsidiaries has
timely paid or made adequate provision on its books
and records in accordance with GAAP or SAP, as the
case may be, for the payment of all Taxes due and pay-
able for periods covered by such Tax Returns, except
to the extent that the failure to so timely pay or
make adequate provision would not have a material
adverse effect on the Condition of TNE or of TNE and
the TNE Subsidiaries taken as a whole;
(c) 	the accruals and reserves reflected in
the audited Financial Statements of TNE and of the TNE
Subsidiaries for the year ended December 31, 1994 and
the unaudited Financial Statements of TNE and of the
TNE Subsidiaries for the six months ended June 30,
1995 are adequate to cover all Taxes that are required
to be accrued through the dates therein for such
Financial Statements to be in accordance with GAAP or
SAP, as the case may be, except to the extent that the
failure to so adequately accrue and reserve would not
have a material adverse effect on the Condition of TNE
or of TNE and the TNE Subsidiaries taken as a whole;
(d) 	there are no outstanding deficiencies,
assessments or written proposals for the assessment of
any amount of Taxes proposed, asserted or assessed
against TNE or any of the TNE Subsidiaries, except for
such Taxes the amount of which would not have a
material adverse effect on the Condition of TNE or of
TNE and the TNE Subsidiaries taken as a whole;
(e) 	TNE and each of the TNE Subsidiaries
have complied (and until the Effective Time will
comply) in all material respects with all applicable
Laws relating to information reporting and to the
withholding of Taxes (including, but not limited to,
information reporting and withholding of Taxes pursu-
ant to Sections 1441, 1442, 3402, 3405, 3406, 6041,
6045, 6047, 6049, 6050I, 6050J, 6051 and 6052 of the
Code or similar provisions under any foreign laws) and
have, within the time and in the manner prescribed by
Law, paid over to the proper Governmental Entities all
amounts required to be so withheld and paid over under
all applicable Laws the violation of which could
reasonably be expected to have a material adverse
effect on the Condition of TNE or of TNE and the TNE
Subsidiaries taken as a whole;
(f) 	for all taxable years through the tax-
able year that ended on December 31, 1992, TNE and all
TNE Subsidiaries that were life insurance companies
filed separate consolidated federal income tax returns
and the statute of limitations for the assessment of
federal income taxes with respect to such tax returns
has expired for all years through the taxable year
that ended on December 31, 1983;
(g)  for all taxable years through the taxable
year that ended on December 31, 1992, those TNE
Subsidiaries that were not life insurance companies
filed separate consolidated federal income tax returns
and the statute of limitations for the assessment of
federal income taxes with respect to such tax returns
has expired for all years through the taxable year
that ended on December 31, 1990;
(h) 	the statute of limitations for the as-
sessment of state, local and foreign income or premium
taxes has expired for each applicable Tax Return of
TNE and any of the TNE Subsidiaries showing a
liability for Taxes in excess of Five Hundred Thousand
Dollars ($500,000) or such Tax Return has been exam-
ined by the appropriate taxing authorities for the
period shown on Section 4.10 of the TNE Disclosure
Schedule;
(i) 	no federal, state, local or foreign
audits or other administrative proceedings or court
proceedings are presently pending with regard to any
material amounts of Taxes or material Tax Returns of
TNE or any of the TNE Subsidiaries;
(j) 	no power of attorney that is currently
in force has been granted by TNE or any of the TNE
Subsidiaries with respect to any matter relating to
any material amount of Taxes of TNE or any of the TNE
Subsidiaries;
(k) 	none of TNE or any of the TNE Subsidiar-
ies is a party to any Contract or arrangement that,
separately or in the aggregate, could, by reason of
the transactions contemplated by this Agreement, give
rise to the payment of any excess parachute payment
within the meaning of Section 280G of the Code;
(l) 	none of TNE or any of the TNE Subsid-
iaries owns a residual interest in a real estate mort-
gage investment conduit, as defined in Sections 860D
and 860G(a)(2) of the Code;
(m) 	NEIC is (and as of the Effective Time,
will be) an existing partnership within the meaning
of Section 10211(c) of the Revenue Act of 1987;
(n) 	each TNE Group Fund or series thereof
registered under the Investment Company Act as a
management company qualifies, and has qualified for
each year during which it was a management company
under the Investment Company Act, as a regulated in-
vestment company under Sections 851 and 852 of the
Code;
(o) 	the investments made by any segregated
asset account supporting each variable contract
(within the meaning of Section 817(d) of the Code but
which do not qualify as pension plan contracts under
Section 818(a) of the Code) issued by TNE or any TNE
Subsidiary were, for each year of the segregated asset
accounts existence, adequately diversified within the
meaning of Treasury Regulation Section 1.817-5(b);
(p) 	for all tax years for which the statute
of limitations has not yet expired, TNE and each of
the TNE Subsidiaries have, in all material respects,
computed their respective tax reserves in accordance
with the requirements of Sections 807, 811, 818 and
846 of the Code (or the predecessors of such
Sections), in each case as in effect with respect to
the years in question;
(q) 	for all tax years for which the statute
of limitations has not yet expired, TNE and each of
the TNE Subsidiaries that filed for federal income tax
purposes as a life insurance company (whether on the
consolidated federal income tax return of the TNE con-
solidated group or otherwise) has qualified as a life
insurance company under Section 816 of the Code;
(r) 	TNE has filed a timely and valid
election under Section 953(d) of the Code to treat
Exeter Reassurance Company Ltd. (Exeter) as a
domestic corporation for the tax year ended December
31, 1994, and Exeter will be an includible corporation
and will be included as a member of the TNE consoli-
dated group for such year in accordance with Section
1504(c)(2) of the Code and Section 1.1502-47 of the
Treasury Regulations;
(s) 	each life insurance contract issued by
TNE or any TNE Subsidiary (whether developed by,
administered by, or reinsured with any unrelated third
party) qualifies as a life insurance contract under
the federal income tax law as in effect as of the date
of the issuance of such contract (or material modi-
fication thereof), other than those life insurance
contracts the failure of which to so qualify would not
have a material adverse effect on the Condition of TNE
or of TNE and the TNE Subsidiaries taken as a whole;
(t) 	each annuity issued by TNE or any TNE
Subsidiary (whether developed by, administered by, or
reinsured with any unrelated third party), other than
certain deferred annuities issued to non-natural
persons to the extent affected by the provisions of
Section 72(u) of the Code, qualifies as an annuity
under the federal income tax law as in effect as of
the date of issuance of such annuity (or material
modification thereof), other than those annuities the
failure of which to so qualify would not have a
material adverse effect on the Condition of TNE or of
TNE and the TNE Subsidiaries taken as a whole;
(u) 	each annuity contract issued by TNE or
any TNE Subsidiary (whether developed by, administered
by, or reinsured with any unrelated third party) which
is provided under or connected with a plan described
in Section 401(a), 403(a) or 403(b) of the Code or
which is an individual retirement annuity or provided
under an individual retirement account or annuity,
satisfies the federal income tax laws applicable to
such annuity contract, other than those contracts,
annuities or accounts the failure of which to satisfy
such laws would not have a material adverse effect on
the Condition of TNE or of TNE and the TNE Subsidiar-
ies taken as a whole;
(v) 	there are no  hold harmless , tax shar-
ing or indemnification agreements respecting the Tax
qualification or treatment of any product or plan
sold, issued or administered by TNE or any TNE Subsid-
iary (whether developed by or reinsured with any unre-
lated third party), other than certain indemnity
agreements running to various school districts and
other municipal bodies in connection with tax shel-
tered retirement annuities issued by TNE or any of its
Subsidiaries to school teachers and other municipal
employees, which agreements have been issued in the
ordinary course of business and are consistent with
industry practice, that could give rise to a Liability
that would have a material adverse effect on the
Condition of TNE or of TNE and the TNE Subsidiaries
taken as a whole; and
(w) 	to the Knowledge of each of TNE or of
any of the TNE Subsidiaries, there are no currently
pending federal, state, local or foreign audits or
other administrative or judicial proceedings with
regard to the Tax treatment of any product or plan
sold, issued or administered by TNE or any TNE Subsid-
iary (whether developed by or reinsured with any unre-
lated third party), that could give rise to a Liabili-
ty that would have a material adverse effect on the
Condition of TNE or of TNE and the TNE Subsidiaries
taken as a whole.
ARTICLE IIISection .11   Litigation.  Except
(i) as set forth in Section 4.11 of the TNE Disclosure
Schedule and (ii) any Proceeding which is not
reasonably expected to give rise to a Liability in
excess of Five Hundred Thousand Dollars ($500,000),
there are no Proceedings pending or, to the Knowledge
of TNE or any of the TNE Subsidiaries, threatened
against, relating to, involving or otherwise affecting
TNE or any TNE Subsidiary or any TNE Joint Venture
before any Governmental Entity or arbitrator which,
individually or in the aggregate, may reasonably be
expected to have a material adverse effect on the
Condition of TNE or of TNE and the TNE Subsidiaries
taken as a whole.  Neither TNE nor any TNE Subsidiary
is subject to any Order, except for Orders which,
individually or in the aggregate, do not and would not
reasonably be expected to have a material adverse
effect on its Condition.
ARTICLE IIISection .12   Compliance with Law.
(a) 	Except as set forth in Section 4.12(a)
of the TNE Disclosure Schedule, neither TNE, any TNE
Subsidiary nor any TNE Joint Venture is in violation
(or, with notice or lapse of time or both, would be in
violation) of any term or provision of any Law appli-
cable to it or any of its Assets, the result of which
violation, individually or in the aggregate, has or
may reasonably be expected to have a material adverse
effect on the Condition of TNE or of TNE and the TNE
Subsidiaries taken as a whole.  Without limiting the
generality of the foregoing:  each of TNE, the TNE
Subsidiaries and the TNE Joint Ventures has filed or
caused to be filed, in compliance in all material
respects with all applicable Laws, all reports, state-
ments, documents, registrations, filings or submis-
sions which were required by Law to be filed by it,
except for any such filing where the failure to so
file, individually or in the aggregate, would not
reasonably be expected to have a material adverse
effect on the Condition of TNE or of TNE and the TNE
Subsidiaries taken as a whole.  All of the Investment
Assets of each TNE Insurer comply in all material re-
spects with the investment provisions of its
jurisdiction of domicile and the applicable Laws of
each of the other jurisdictions which require
compliance therewith, except to the extent that the
failure to comply with such investment provisions does
not have and would not be reasonably expected to have
a material adverse effect on the Condition of TNE or
of TNE and the TNE Subsidiaries taken as a whole.  TNE
has delivered to MetLife all reports (including, but
not limited to, draft reports) reflecting the results
of examinations of the affairs of each TNE Insurer
(including, but not limited to, market conduct
examinations) issued by insurance Governmental Enti-
ties for any period ending on a date on or after
January 1, 1992; except as set forth in Section
4.12(a) of the TNE Disclosure Schedule, all deficien-
cies or violations in such reports for any prior
period have been resolved in all material respects.
Except as set forth in Section 4.12(a) of the TNE
Disclosure Schedule, all outstanding Insurance Con-
tracts issued or assumed by any TNE Insurer are, to
the extent required by Law, on forms and at rates ap-
proved by the insurance Governmental Entities of the
jurisdictions where issued or have been filed with and
not objected to by such authorities within the periods
provided for objection.
(b) 	Except as set forth in Section 4.12(b)
of the TNE Disclosure Schedule, neither TNE nor any
TNE Subsidiary is a party to any Contract with or
other undertaking to, or is subject to any Order by,
or is a recipient of any presently applicable super-
visory letter or other written communication of any
kind from, any Governmental Entity which (i) currently
materially adversely affects or is reasonably likely
to materially adversely affect the conduct of its
Business, (ii) other than with respect to TNE Joint
Ventures, relates materially and adversely to its re-
serve adequacy, or its investment or underwriting
practices or policies or its sales practices or
policies, or (iii) may reasonably be expected to have
a material adverse effect on the Condition of TNE or
of TNE and the TNE Subsidiaries taken as a whole, nor,
to the Knowledge of TNE or of any of the TNE Subsid-
iaries, has TNE or any of the TNE Subsidiaries been
notified by any Governmental Entity that it is contem-
plating issuing or requesting (or is considering the
appropriateness of issuing or requesting) any such
Order, Contract, undertaking, letter or other written
communication.
(c) 	Each TNE Asset Management Company, where
applicable, is registered with the SEC, under appli-
cable state Laws and with each other Governmental
Entity with which it is required to register in order
to conduct its Business as now conducted, and is in
compliance in all material respects with all appli-
cable Laws thereunder, except for any failures to
register or comply which would not reasonably be
expected to have a material adverse effect on the
Condition of any TNE Material Asset Management
Company, of TNE or of TNE and the TNE Subsidiaries
taken as a whole.  Each TNE Broker-Dealer is a member
organization in good standing with all Governmental
Entities and such other organizations in which its
membership is required in order to conduct its Busi-
ness as now conducted and is in compliance in all
material respects with all applicable regulations,
rules and requirements of such Governmental Entities
and organizations, except for any failures to register
or comply which would not reasonably be expected to
have a material adverse effect on the Condition of any
TNE Broker-Dealer,  any TNE Material Asset Management
Company or TNE or of TNE and the TNE Subsidiaries
taken as a whole.
(d) 	TNE has implemented procedures and pro-
grams which are reasonably designed to provide assur-
ance that each of TNE, the TNE Insurers and their
respective agents and employees are in compliance in
all material respects with all applicable Laws, in-
cluding, but not limited to, advertising, licensing
and sales Laws.  TNE has previously provided MetLife
with a true, complete and correct copy of TNEs
compliance program and procedures and, except as
previously disclosed to MetLife, TNE has no Knowledge
of any noncompliance therewith in any material
respect.
ARTICLE IIISection .13   Employee Benefit
Plans; ERISA.
(a) 	Section 4.13(a) of the TNE Disclosure
Schedule contains a true, complete and correct list of
each bonus, deferred compensation, incentive compensa-
tion, split dollar, tuition assistance, legal servic-
es, salary contribution, travel or accident
disability, severance or termination pay, hospitaliza-
tion or other medical, life or other insurance, sup-
plemental unemployment benefits, profit-sharing,
pension, or retirement plan, program, agreement or ar-
rangement (whether written or oral, whether formal or
informal), and each other employee benefit plan, pro-
gram, agreement or arrangement, sponsored, maintained
or contributed to or required to be contributed to by
TNE or any TNE Subsidiary or by any trade or business,
whether or not incorporated (an ERISA Affiliate),
that together with TNE or any TNE Subsidiary would be
deemed a single employer within the meaning of
section 4001 of the Employee Retirement Income
Security Act of 1974, as amended (ERISA), for the
benefit of any employee or terminated employee of TNE
or any ERISA Affiliate (the Plans) including, but
not limited to, any such Plan that is an employee
benefit plan, as that term is defined in section 3(3)
of ERISA (the ERISA Plans).
(b) 	With respect to each Plan, TNE has here-
tofore provided to MetLife true, complete and correct
copies of each of the following documents:
(i)   a copy thereof;
(ii)  a copy of the most recently
prepared annual report and actuarial report,
if any;
(iii)  a copy of the most recently
prepared Summary Plan Description, if any;
(iv)   if the Plan is funded through
a trust or any third party funding vehicle, a
copy of the trust or other funding agreement
and the latest financial statements thereof;
and
(v)   the most recent determination
letter received from the IRS with respect to
each Plan intended to qualify under section
401(a) of the Code.
(c) 	No liability under Title IV of ERISA has
been incurred by TNE, or any TNE Subsidiary or any
ERISA Affiliate that has not been satisfied in full,
and no condition exists that presents a risk to TNE or
any TNE Subsidiary or any ERISA Affiliate of incurring
a liability under such Title, other than liability for
premiums due to the PBGC (which premiums have been
paid when due).
(d) 	The PBGC has not instituted Proceedings
to terminate any ERISA Plan and no condition exists
that presents a risk that such proceedings will be
instituted.
(e) 	With respect to each ERISA Plan subject
to Title IV of ERISA, the present value of accrued
benefit obligations under such Plan as set forth in
the most recent actuarial report prepared by such
Plans actuary with respect to such Plan, based upon
the actuarial assumptions used for funding purposes in
such actuarial report did not exceed, as of the valua-
tion date of such report, the then current value of
the assets of such plan allocable to such accrued
benefit obligations.
(f) 	To the knowledge of TNE or of any of the
TNE Subsidiaries, neither TNE nor any ERISA Affiliate
nor any TNE Subsidiary, nor any ERISA Plan, nor any
trust created thereunder, nor any trustee or adminis-
trator thereof has engaged in a transaction in connec-
tion with which TNE or any TNE Subsidiary or any ERISA
Affiliate, or any Person dealing with any ERISA Plan
or any such trust could be subject to either a civil
liability assessed pursuant to section 409 or 502 of
ERISA or a tax imposed pursuant to section 4975 or
4976 of the Code.
(g) 	No ERISA Plan which is subject to Title
IV of ERISA or any trust established thereunder has
incurred any accumulated funding deficiency (as
defined in section 302 of ERISA and section 412 of the
Code), whether or not waived, as of the last day of
the most recent fiscal year of each ERISA Plan ended
prior to the Effective Time; and all contributions re-
quired to be made with respect thereto (whether pursu-
ant to the terms of any ERISA Plan or otherwise) on or
prior to the Effective Time have been timely made.
(h) 	Except as specifically set forth in Sec-
tion 4.13(h) of the TNE Disclosure Schedule, no ERISA
Plan is a multiemployer pension plan, as defined in
section 3(37) of ERISA or a multiple employer plan de-
fined in Section 413(c) of the Code.
(i) 	Each Plan has been operated and adminis-
tered in all respects in accordance with its terms and
applicable Law, including, but not limited to, ERISA
and the Code.
(j) 	Each ERISA Plan intended to be quali-
fied within the meaning of section 401(a) of the Code
has either received or applied to the Internal Revenue
Service for a favorable determination letter from the
IRS, other than with respect to Plans implemented on
January 1, 1995 as to which determination letters have
not yet been requested, stating that such Plan is so
qualified and the trusts maintained thereunder are
exempt from taxation under section 501(a) of the Code
and, to the knowledge of TNE or of any TNE Subsidiary,
no condition exists which presents a risk that such
letter would be revoked or such favorable
determination would not be obtained, as applicable.
(k) 	Except as specifically set forth in Sec-
tion 4.13(k) of the TNE Disclosure Schedule, the con-
summation of the Merger will not solely by its occur-
rence (i) entitle any current or former employee or
officer of TNE, a TNE Subsidiary or any ERISA Affili-
ate to severance pay, unemployment compensation or any
other payment, except as expressly provided in this
Agreement or (ii) accelerate the time of payment or
vesting, or increase the amount of compensation due
any such employee or officer or (iii) provide any such
officer or employee with additional or enhanced rights
to trigger (by termination of employment or otherwise)
his right to receive any of the compensation referred
to in items (i) or (ii) above.
(l) 	To the knowledge of TNE and of the TNE
Subsidiaries, there are no pending, threatened or
anticipated claims by or on behalf of any Plan, by any
employee or beneficiary covered under any such Plan,
or otherwise involving any such Plan (other than
routine claims for benefits).  To the knowledge of TNE
and of the TNE Subsidiaries, no facts or circumstances
exist which present a risk that any such claims would
be made.
(m) 	Except as specifically set forth in Sec-
tion 4.13(m) of the TNE Disclosure Schedule, no Plan
providing medical or death benefits (whether or not
insured) with respect to current or former employees
continues such coverage or provides such benefits
beyond their date of retirement or other termination
of service (other than coverage mandated by section
601 of ERISA, the cost of which is fully paid by the
former employee or his or her dependents).
(n) 	The representations and warranties con-
tained in this Section 4.13 shall be deemed breached
only to the extent that any noncompliance with such
representations and warranties, individually or in the
aggregate, has had or may reasonably be expected to
have a material adverse effect on the Condition of TNE
or of TNE and the TNE Subsidiaries taken as a whole.
ARTICLE IIISection .14   Assets.
(a) 	Except as set forth in Section 4.14(a)
of the TNE Disclosure Schedule:
(i) 	All Assets disposed of by TNE
and each TNE Subsidiary since December 31,
1994 were disposed of at prices reasonably
believed to be fair market value in arms
length transactions in the ordinary course of
business consistent with past practice.  A
list of such disposed Assets which, individ-
ually or in a series of related transactions,
were (A) disposed of for more than Twenty
Five Million Dollars ($25,000,000) or (B) re-
sulted in a gain or loss on disposition of
Three Million Dollars ($3,000,000) or more
from their admitted asset  value is set forth
in Section 4.14(a)(i) of the TNE Disclosure
Schedule.  TNE has previously provided to
MetLife a true, complete and correct listing
of all Investment Assets acquired by TNE or
any TNE Insurer since June 30, 1995.
(ii) 	Each of TNE and the TNE
Subsidiaries owns and has good title to all
Assets that are disclosed or otherwise
reflected in its June 30, 1995 Quarterly
Statement or unaudited GAAP Financial State-
ments for the six months ended June 30, 1995,
and all such Assets are owned by such Persons
free and clear of all Liens, other than
Permitted Liens.  There are no Payment De-
faults, or to the Knowledge of TNE or any of
the TNE Subsidiaries, any other defaults
which can be reasonably expected to result in
a Payment Default (each a Potential Payment
Default), except (a) as set forth in Section
4.14(a)(ii) of the TNE Disclosure Schedule,
(b) for Payment Defaults of thirty (30) days
or less duration, and (c) for Payment De-
faults of more than thirty (30) days but less
than sixty (60) days duration which are not
set forth in Section 4.14(a)(ii) of the TNE
Disclosure Schedule, and Potential Payment
Defaults of which TNE or any of the TNE
Subsidiaries have Knowledge, to the extent
such Payment Defaults and Potential Payment
Defaults covered by this clause (c) do not
exceed Thirty Million Dollars ($30,000,000)
in the aggregate.  As used herein,Payment
Default shall mean a default in the payment
on any of the bonds, notes, debentures and
other evidences of indebtedness that
constitute Investment Assets having an
admitted asset value of One Million Dollars
($1,000,000) or more and which are disclosed
or otherwise reflected in TNEs or any TNE
Subsidiaries June 30, 1995 Quarterly State-
ment or unaudited GAAP Financial Statements
for the six months ended June 30, 1995.  Nei-
ther TNE nor any of the TNE Subsidiaries has
actual knowledge of any pending or threatened
bankruptcy, reorganization, insolvency,
moratorium or similar event or proceeding by
any issuer, guarantor or other Person
responsible for making payment with respect
to any such Investment Assets as of the date
of this Agreement.
(iii) (A)	TNE has provided MetLife
with (x) a true, complete and correct list of all TNE Material Owned Real Property and (y) all material documents and has provided all information in its possession relating there-to. TNE, the TNE Subsidiaries and the TNE
Joint Ventures own, as the case may be, and have good and marketable fee title to such TNE Material Owned Real Property, free and clear of all Liens, other than Permitted
Liens.  Other than as set forth in Section
4.14(a)(iii)(A) of the TNE Disclosure Sched-ule or as may affect TNE Material Owned Prop-erty having an admitted value of less than Ten Million Dollars ($10,000,000), there are no outstanding options to purchase or rights of first refusal granted at less than fair market value, net of brokerage commissions, at the time of grant affecting the TNE
Material Owned Property.
(iv)

(vi) (B) TNE has provided to MetLife
all material documents relating to TNE
Landlord Property including, but not limited to, leases, subleases and rental or occupancy agreements relating thereto (all such leases, subleases and rental or occupancy agreements, collectively, the TNE Landlord Leases).
With respect to the TNE Landlord Leases, TNE hereby represents and warrants to MetLife as follows: (1) each of the TNE Landlord Leases is in full force and effect, and, to the Knowledge of TNE or any of the TNE Subsidiar-ies, constitutes a legal, valid and binding obligation of each Person that is a party thereto; and (2) true, complete and correct copies of the rent rolls showing tenant name, square footage, annual base rent and term, with respect to the TNE Landlord Leases, as of the date hereof, have been previously made available to MetLife. Except as set forth in
Section 4.14(a)(iii)(B) of the TNE Disclosure
Schedule, neither TNE, the TNE Subsidiaries nor the TNE Joint Ventures are and, to the Knowledge of TNE or any of the TNE Subsidiar-ies, no other party to the TNE Landlord
Leases is, in material violation, breach or default of any of the TNE Landlord Leases or, with notice or lapse of time or both, would be in material violation, breach or default of any of the TNE Landlord Leases, except for such breaches, violations or defaults, which, with respect to any TNE Landlord Lease, would not reasonably be expected to have an adverse effect of One Million Dollars ($1,000,000) or more; and no action has commenced and, to the Knowledge of TNE or any of the TNE Subsidiar-ies, no notice has been given or received for the purpose of terminating any of the TNE
Landlord Leases.
(vii)

(vii) (C) TNE has provided MetLife
with a true, complete and correct list, as of June 30, 1995, of all TNE Real Property owned or leased by TNE, a TNE Subsidiary or a TNE
Joint Venture which is encumbered by a Lien granted by TNE, a TNE Subsidiary or a TNE
Joint Venture, as the case may be, or which is otherwise encumbered by a mortgage, deed of trust or deed to secure debt, which list sets forth the amount of the debt secured by such Liens on a property by property basis.
TNE has provided MetLife with all material documents relating to such TNE Real Property, including, but not limited to, all mortgages, deeds of trust and deeds to secure debt (col-lectively, the TNE Borrower Loan Docu-ments). With respect to such TNE Real
Property, TNE hereby represents and warrants to MetLife as follows: (1) each of TNE, the TNE Subsidiaries and the TNE Joint Ventures, as the case may be, owns and holds good and marketable fee or leasehold title to such TNE
Real Property, free and clear of all Liens, other than Permitted Liens; (2) to the Knowl-edge of TNE or of any of the TNE Subsidiar-ies, each of the TNE Borrower Loan Documents is in full force and effect and constitutes a legal, valid and binding obligation of each Person that is a party thereto; (3) except as set forth in Section 4.14(a)(iii)(C) of the TNE Disclosure Schedule, all funds greater in amount than Five Hundred Thousand Dollars
($500,000) to be disbursed pursuant to the TNE Borrower Loan Documents have been dis-bursed to the borrower thereunder; and with respect to any undisbursed funds set forth in
Section 4.14(a)(iii)(C) of the TNE Disclosure
Schedule, neither TNE nor any of the TNE Sub-sidiaries have Knowledge of any condition which will permit the lender thereunder to not disburse such unadvanced funds as contem-plated by the TNE Borrower Loan Documents;
and (4) except as set forth in Section
4.14(a)(iii)(C) of the TNE Disclosure Sched-ule, neither TNE, the TNE Subsidiaries nor the TNE Joint Ventures are, and, to the Knowledge of TNE or of any of the TNE Sub-sidiaries, no other party to the TNE Borrower
Loan Documents is, in material violation, breach or default of any of the TNE Borrower
Loan Documents or, with notice or lapse of time or both, would be in material violation, breach or default of any of the TNE Borrower
Loan Documents, except for such violations, breaches or defaults which, individually or in the aggregate, would not reasonably be expected to have an adverse effect of Five
Million Dollars ($5,000,000) or more.
(viii)

(viii) (D) TNE has provided MetLife
with a true, complete and correct list of all
TNE Real Property subject to leases or leases
pursuant to which TNE, a TNE Subsidiary or a
TNE Joint Venture leases real property and
all rental or occupancy agreements including,
but not limited to, all ground leases
relating thereto providing for annual rental
payments to be paid by or on behalf of TNE,
the TNE Subsidiaries and the TNE Joint Ven-
tures in excess of Five Hundred Thousand
Dollars ($500,000) (the TNE Tenant Leases),
clearly indicating which of such TNE Real
Property is ground leased (Ground Leased
Properties).  With respect to such TNE Real
Property, TNE hereby represents and warrants
to MetLife as follows:  (1) each of TNE, the
TNE Subsidiaries and the TNE Joint Ventures,
as the case may be, owns and holds good and
insurable (and, in the case of the Ground
Leased Properties, marketable) leasehold in-
terest in such TNE Real Property, free and
clear of all Liens, other than Permitted
Liens; (2) to the Knowledge of TNE or of any
of the TNE Subsidiaries, each of the TNE
Tenant Leases is in full force and effect and
constitutes a legal, valid and binding obli-
gation of each Person that is a party there-
to; (3) TNE, the TNE Subsidiaries and the TNE
Joint Ventures enjoy the quiet and peaceful
possession of the TNE Real Property subject
to the terms of the TNE Tenant Leases and
Permitted Liens; (4) except as set forth in
Section 4.14(a)(iii)(D) of the TNE Disclosure
Schedule, neither TNE, the TNE Subsidiaries
nor the TNE Joint Ventures are and, to the
Knowledge of TNE or of any of the TNE Sub-
sidiaries, no other party to any of the TNE
Tenant Leases is, in material violation,
breach or default of any of the TNE Tenant
Leases or, with notice or lapse of time or
both, would be in material violation, breach
or default of any of the TNE Tenant Leases,
except for any such violation, breach or
default which, with respect to any TNE Tenant
Lease, would not reasonably be expected to
have an adverse effect of Two Hundred and
Fifty Thousand Dollars ($250,000) or more;
and (5) no action has commenced to terminate
and, to the Knowledge of TNE or of any of the
TNE Subsidiaries, no notice has been given or
received for the purpose of terminating any
of the TNE Tenant Leases.
			(iii)(E)  TNE has provided MetLife
with a true, complete and correct list, as of
June 30, 1995, of all TNE Real Property
encumbered by a Lien granted or assigned to
TNE, a TNE Subsidiary or a TNE Joint Venture,
which list sets forth the amount of the debt
obligation secured by such Liens on a
property by property basis.  TNE has provided
MetLife with all material documents relating
to such TNE Real Property, including, but not
limited to, all mortgages, deeds of trust and
deeds to secure debt (collectively, the TNE
Lender Loan Documents).  With respect to
such TNE Real Property, TNE hereby represents
and warrants to MetLife as follows:  (1) each
of the TNE Lender Loan Documents is in full
force and effect and, to the Knowledge of TNE
or of any of the TNE Subsidiaries, consti-
tutes a legal, valid and binding obligation
of each Person that is a party thereto; (2)
except as set forth in Section
4.14(a)(iii)(E) of the TNE Disclosure
Schedule, all funds to be disbursed pursuant
to the TNE Lender Loan Documents have been
disbursed, and there is no requirement for
future advances thereunder; (3) except as set
forth in Section 4.14(a)(iii)(E) of the TNE
Disclosure Schedule, none of TNE, the TNE
Subsidiaries and the TNE Joint Ventures are,
and, to the Knowledge of TNE or of any of the
TNE Subsidiaries, no other party to the TNE
Lender Loan Documents is, in material viola-
tion, breach or default of any of the TNE
Lender Loan Documents or, with notice or
lapse of time or both, would be in material
violation, breach or default of any of the
TNE Lender Loan Documents, except for such
violations, breaches or defaults which
(i) individually or in the aggregate would
not reasonably be expected to result in a
loss of Five Million Dollars ($5,000,000) or
more, (ii) have not existed for 60 days or
more and (iii) relate to loans which TNE has
no reason to believe are not collectible in
full pursuant to the original terms thereof;
and (4) each loan made pursuant to the TNE
Lender Loan Documents as of the date origi-
nally made did not exceed the fair market
value of the subject property.
			(iii)(F) (1) No portion of the TNE
Real Property has been damaged, destroyed or
injured by fire or other casualty involving
damages or injury in excess of Two Hundred
and Fifty Thousand Dollars ($250,000) in
amount which is not now restored or in the
process of being restored so that the TNE
Real Property is or within a reasonable time
period will be suitable for the use for which
it was intended; (2) no Taking has been com-
menced or, to the Knowledge of TNE or of any
of the TNE Subsidiaries, is contemplated or
threatened, against any material portion of
the TNE Real Property which interferes with,
or is reasonably likely to interfere with,
the use of such portion of the TNE Real
Property and which interference has caused or
is reasonably likely to cause a diminution in
value in excess of Five Hundred Thousand
Dollars ($500,000); (3) the TNE Material
Owned Real Property (and, with respect to the
assets managed by Copley Real Estate Advi-
sors, Inc., to the actual knowledge of the
Vice President in charge of investment
strategy, with respect to the home office, to
the actual knowledge of the Second Vice
President in charge of home office property,
and, with respect to any other TNE Real Prop-
erty, to the actual knowledge of the Vice
President in charge of the asset management
group), other than unimproved land, is in all
material respects in good operating condition
and repair, ordinary wear and tear excepted,
and is suitable for its current use; with re-
spect to the unimproved land, neither TNE nor
any of the TNE Subsidiaries has Knowledge of
any circumstances or conditions which would
reasonably be expected to prevent the devel-
opment of any material portion thereof as
currently contemplated; (4) the TNE Real
Property has adequate rights of access to
physically open, dedicated public rights of
way; (5) there are no pending or, to the
Knowledge of TNE or of any of the TNE Subsid-
iaries, proposed special or other assessments
for public improvements or otherwise affect-
ing the TNE Material Owned Real Property, nor
are there any contemplated improvements to
the TNE Material Owned Real Property that may
result in such special or other assessments,
payable by TNE, the TNE Subsidiaries or the
TNE Joint Ventures which, with respect to any
TNE Material Owned Real Property would or
would reasonably be expected to exceed Two
Hundred and Fifty Thousand Dollars
($250,000); and (6) all material certifi-
cates, permits, licenses, approvals, authori-
zations, registrations  and franchises,
including, but not limited to, certificates
of occupancy (collectively, the Permits),
necessary in order to use and operate the TNE
Real Property for its current use, have been
obtained and are in full force and effect and
not subject to any revocation, amendment,
release, suspension, forfeiture or the like;
no appeals with respect to the same are
pending from any material adverse ruling,
order, decision or determination of any
Governmental Entity; and the present and/or
contemplated use and operation of the TNE
Real Property does not conflict with or
violate any such Permit other than appeals,
conflicts or violations which, individually
or in the aggregate, would not reasonably be
expected to have an adverse effect of Five
Million Dollars ($5,000,000) or more on TNE
or TNE and the TNE Subsidiaries taken as a
whole.
			(iii)(G)  Except as set forth in
Section 4.14(a)(iii)(G) of the TNE Disclosure
Schedule, TNE, the TNE Subsidiaries and the
TNE Joint Ventures, as applicable, are the
insureds under effective title policies: (1)
with respect to such TNE Real Property owned
by TNE, a TNE Subsidiary or a TNE Joint
Venture, for an amount at least equal to the
fair market value of the subject property as
of the date the same was acquired by TNE or
the applicable TNE Subsidiary or a TNE Joint
Venture; and (2) with respect to each loan
evidenced by a TNE Lender Loan Document, for
an amount at least equal to the current out-
standing balance thereunder.
(iii)  each of TNE and the TNE Sub-
sidiaries owns good and indefeasible title
to, or has a valid leasehold interest in or
has a valid right under Contract to use, all
personal property that is material to the
conduct of its Business, free and clear of
all Liens, other than Permitted Liens; and,
in the aggregate, all personal property is in
good operating condition and repair, ordinary
wear and tear excepted, and is suitable and
adequate for its current uses.
(b) 	Except as set forth in Section 4.14(b)
of the TNE Disclosure Schedule, neither TNE, a TNE
Subsidiary nor a TNE Joint Venture owns any interest
in real property (which, for purposes of this subsec-
tion (b) shall include, but not be limited to, any
leasehold, the terms of which provide for rental
payments exceeding Five Hundred Thousand Dollars
($500,000) annually or fee interest in real property)
located within the District of Columbia, the State of Connecticut, the State of New York, the Commonwealth
of Pennsylvania or the State of Vermont.
(c) 	No sales or brokerage commission or fee
or other compensation is or will be payable in con-
nection with any of the TNE Real Property as a result
of the consummation of the transactions contemplated
hereby and, except as set forth in Section 4.14(c) of
the Disclosure Schedule, no Contract to which TNE, any
TNE Subsidiary or any TNE Joint Venture is a party
contains any provision which restricts any of them
from conducting real estate activities in a specified
area.
 		(d)(A) Section 4.14(d)(A) of the TNE Disclo-sure Schedule sets forth a true, complete and correct list of all material (i) proprietary Computer Soft-
ware, (ii) registered Copyrights, (iii) Patents, (iv)
to the Knowledge of TNE or of any of the TNE
Subsidiaries, registered and unregistered Trademarks,
and (v) applications, registrations and grants, and
all licenses, distribution agreements, assignments and
other Contracts for or under any such item referred to
in the foregoing clauses (A)(i) through (v) above,
which are owned by TNE or any TNE Subsidiary; (B) Sec-
tion 4.14(d)(B) of the TNE Disclosure Schedule iden-
tifies (i) all Intellectual Property not owned by TNE
or any TNE Subsidiary but which is material to and
used in the Business of TNE or any TNE Subsidiary, and
(ii) each license, distribution agreement, assignment
and other Contract entered into by TNE or any TNE
Subsidiary with respect to such Intellectual Property referred to in clause (B)(i); (C) either TNE or a TNE Subsidiary, as identified in Section 4.14(d)(B) of the
TNE Disclosure Schedule, is a party to such licenses, distribution agreements, assignments or other
Contracts; (D) either TNE or a TNE Subsidiary, as
identified on Section 4.14(d)(A) of the TNE Disclosure Schedule, is listed in the records of the appropriate agency as the sole and exclusive owner of record for
each registration, grant and application listed in
Section 4.14(d)(A) of the TNE Disclosure Schedule; (E)
all registration and maintenance fees that have become
due and payable in respect of any Intellectual
Property referred to in subclause (A) hereof prior to
the date hereof have been paid and, to the Knowledge
of TNE or of any of the TNE Subsidiaries, no act has
been done or omitted to be done by any such party to
impair or dedicate to the public or entitle any Gov-ernmental Entity to cancel, forfeit, modify or hold abandoned any of the Intellectual Property listed in
Section 4.14(d)(A) of the TNE Disclosure Schedule and,
to the Knowledge of TNE or of any of the TNE
Subsidiaries, all such Intellectual Property is valid;
(F) subject to the Proceedings identified in Section
4.11 of the TNE Disclosure Schedule, each of TNE and
the TNE Subsidiaries owns or otherwise has the right
to use, (i) free and clear of any royalty or other
payment obligations (except for such payments in
respect of Licenses to use such Intellectual Property
which (a) are separately listed in Section
4.14(d)(F)(i) of the TNE Disclosure Schedule, or (b)
are for off-the-shelf software licensed by TNE or a
TNE Subsidiary other than pursuant to a master
purchase or discount license agreement), and (ii) free
and clear of any claims of infringement or other
violation or alleged infringement or other alleged
violation and other Liens, any and all Computer
Software and other Intellectual Property (except for
such other Intellectual Property the unavailability of
which would not, individually or in the aggregate,
have a material adverse effect on the Condition of TNE
or of TNE and the TNE Subsidiaries taken as a whole)
that is used in or necessary for the conduct of its
Business; (G) the Merger will not result in a material adverse effect on any license, distribution agreement, assignment or other Contract with respect to the
Computer Software and other Intellectual Property
(except for such other Intellectual Property the unavailability of which would not, individually or in the aggregate, have a material adverse effect on the Condition of TNE or of TNE and the TNE Subsidiaries
taken as a whole); (H) neither TNE nor any TNE Subsid-
iary has received any notice of any conflict or
claimed conflict with or violation or infringement of,
and to the Knowledge of TNE or of any of the TNE Subsidiaries, neither TNE nor any TNE Subsidiary is in conflict with or violation or infringement of, any as-
serted rights of any other Person with respect to any Intellectual Property; and (I) the Computer Software
used in the conduct of the Business of TNE or of any
TNE Subsidiary is either: (i) owned by TNE or such TNE Subsidiary, as the case may be, as the result of internal development thereof by an employee of TNE or
such TNE Subsidiary; or (ii) developed on behalf of
TNE or of a TNE Subsidiary by a consultant or contrac-
tor and all ownership rights therein have been
assigned or otherwise transferred to or vested in TNE
or such TNE Subsidiary, as the case may be; or (iii)
licensed or acquired from a third party pursuant to a
written license, assignment or other Contract which is
in full force and effect and of which TNE or a TNE
Subsidiary is not and has not been in material breach.
ARTICLE ISection .2   Environmental Matters.
(a) 	Except as set forth in Section 4.15(a)
of the TNE Disclosure Schedule, each of TNE and the
TNE Subsidiaries is, and, to the Knowledge of each of
TNE and of the TNE Subsidiaries, all TNE Real Property (including all owners or operators thereof) are, in substantial compliance in all material respects with all applicable Environmental Laws, which compliance
includes, but is not limited to, the possession of all Licenses required under Environmental Laws and compliance with the terms and conditions thereof,
other than such TNE Real Property in respect of which
the failure to comply with applicable Environmental
Laws is not reasonably expected to give rise to a
material adverse effect (which shall include, but not
be limited to, the costs of further investigation,
clean-up and related oversight, fines, penalties and
third party claims) exceeding Five Hundred Thousand
Dollars ($500,000) in any individual case and Ten Mil-
lion Dollars ($10,000,000) in the aggregate during the five-year period commencing on the date hereof (in the aggregate, the Excluded Properties). Except as set forth in Section 4.15(a) of the TNE Disclosure Sched-
ule, neither TNE nor any TNE Subsidiary has received,
nor do they have Knowledge of, any communication
(written or oral), whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that TNE or any TNE Subsidiary or any TNE Real Proper-
ty (including any owner or operator thereof) other
than Excluded Properties is not in such compliance,
and, to the Knowledge of each of TNE and of the TNE Subsidiaries, there are no circumstances that may prevent or interfere with such compliance in the fu-
ture.  Neither TNE nor any TNE Subsidiary has been
notified by, nor do they have Knowledge of any
notification by, any Governmental Entity that any such License will be modified, suspended or revoked or cannot be renewed in the ordinary course of business consistent with past practice.
(b) 	Except as set forth in Section 4.15(b)
of the TNE Disclosure Schedule, there is no Environ-
mental Claim pending or, to the Knowledge of each of
TNE and of the TNE Subsidiaries, threatened against
TNE, any TNE Subsidiary, any TNE Real Property
(including any owner or operator thereof) or any
Person whose Liability for any Environmental Claims
TNE, any TNE Subsidiary or TNE Joint Venture has or
may have retained or assumed either contractually or
by operation of Law and there are no facts existing on
the date hereof which could reasonably be expected to
result in any such Environmental Claim.
(c) 	To the Knowledge of each of TNE and of
the TNE Subsidiaries, there have been no releases,
spills, leaks or discharges of Hazardous Substances
at, from or to any TNE Real Property (other than
Excluded Properties and those properties set forth in
Section 4.15(b) of the TNE Disclosure Schedule) which required or may require investigation or cleanup pursuant to applicable Environmental Laws and none of
the TNE Real Property (i) is listed or proposed for
listing on any list maintained by any Governmental
Entity of sites that may require investigation or
cleanup, including, but not limited to the CERCLIS or
the NPL, (ii) other than Excluded Properties and those properties set forth in Section 4.15(b) of the TNE
Disclosure Schedule, is the subject of any investiga-
tion or cleanup or (iii) is subject to any restric-
tions on ownership, occupancy, use or transferability
under any Environmental Law.
ARTICLE ISection .3   Contracts.  Section 4.16
of the TNE Disclosure Schedule contains a true,
complete and correct list of all of the following
Contracts (true, complete and correct copies of all
such written Contracts, including, but not limited to,
all amendments, guarantees and other documents relat-
ing thereto, having been made available to MetLife), currently in force or operative in any respect, to which TNE or any TNE Subsidiary is a party or by which
any Assets of TNE or of any TNE Subsidiary are or may
be bound, as such Contracts may have been amended to
the date hereof:
(a) 	all employment, consultation, retire-
ment, termination, sign-on, severance, buy-out or
other Contracts of a similar type (other than those
(i) pursuant to the provisions of any Plan set forth
in Section 4.13(a) of the TNE Disclosure Schedule,
(ii) which may be terminated on notice of sixty (60)
days or less without penalty or premium or (iii) which provide for compensation of One Hundred and Fifty
Thousand Dollars ($150,000) or less per year).
(b) 	all agency, brokerage or other Contracts
of a similar nature (i) which have payment, com-
mission, loan, compensation or other material terms
which vary materially from those contained in the
standard agency or brokerage Contract utilized by TNE
or the TNE Subsidiaries and (ii) pursuant to which
payments, commissions, loans or other compensation
were made during 1994 or are expected to be made in
1995 in excess of Two Hundred and Fifty Thousand
Dollars ($250,000);
(c) 	all consultation or other Contracts with
(including, but not limited to, loans or advances to)
any trustee, director or officer of TNE or trustee,
director or officer of any of TNEs Subsidiaries or
any other Person (i) of which any such trustee,
director or officer is a trustee, director or officer
or (ii) in which any such trustee, director or officer
has a direct or indirect beneficial ownership interest
(other than, with respect to clause (ii), a publicly
traded company in which such trustee, director or
officer beneficially owns no more than five percent
(5%) of any class of the outstanding voting
securities);
(d) 	all Contracts with any Person including,
but not limited to, any Governmental Entity, con-
taining any provision or covenant (i) limiting the
ability of TNE or any TNE Subsidiary to engage in any Business, to compete with any Person, to do business with any Person or in any location or to employ any
Person or (ii) limiting the ability of any Person to
compete with TNE or any TNE Subsidiary;
(e) 	the TNE JV Agreements;
(f) 	(i) all Contracts relating to the
borrowing by TNE, any TNE Subsidiary or any TNE Joint
Venture of (x) Three Million Dollars ($3,000,000) or
more in the ordinary course of business consistent
with past practice (other than mortgage loans entered
into in the ordinary course of business which are de-
scribed in Section 4.14(a)(iii)(c) hereof), or (y)
Five Hundred Thousand Dollars ($500,000) or more not
in the ordinary course of business consistent with
past practice, (ii) all Contracts relating to the
direct or indirect guarantee by TNE, any TNE Subsid-
iary or any TNE Joint Venture of any obligation of any
Person for, or contract to service the repayment by
any Person of, borrowed money in excess of Five Hun-
dred Thousand Dollars ($500,000) or more, (iii) all
Contracts relating to any other Liability of TNE, any
TNE Subsidiary or any TNE Joint Venture in respect of indebtedness for borrowed money or other financial or performance obligation of any Person for an amount of
Five Hundred Thousand Dollars ($500,000) or more
(other than indebtedness relating to repurchase
obligations (exclusive of such obligations with
respect to real property or mortgages related thereto)
to which TNE or any TNE Subsidiary or any TNE Joint
Venture is a party, entered into pursuant to existing
master repurchase agreements or similar agreements,
incurred in the ordinary course of business consistent
with past practice, and other than indebtedness
specifically covered by another representation or
warranty made by TNE in this Agreement), including,
but not limited to, any Contract relating to or
containing provisions with respect to (A) the mainte-
nance of compensating balances that are not terminable
by TNE or any TNE Subsidiary without penalty upon not
more than ninety (90) days notice, (B) any lines of
credit, (C) the payment for property, products or
services of any other Person even if such property,
products or services are not conveyed, delivered or
rendered or (D) any obligation to satisfy any
financial or performance obligation or covenants, in-cluding, but not limited to, take-or-pay, keep-well, make-whole or maintenance of working capital, capital or earnings levels or financial ratios or to satisfy
similar requirements;
(g) 	all Contracts with any Person containing
any provision or covenant relating to the indem-
nification or holding harmless by TNE or any TNE
Subsidiary of any Person which might reasonably be ex-
pected to result in an adverse effect to TNE or any of
the TNE Subsidiaries of One Million Dollars
($1,000,000) or more;
(h) 	all Contracts relating to the future
disposition (including, but not limited to,
restrictions on transfer or rights of first refusal)
or acquisition of any Investment Assets in an amount
of Five Million Dollars ($5,000,000) or more, includ-
ing, but not limited to, investments in Affiliates, or
of any interest in any business enterprise, all Con-
tracts relating to the future disposition of Assets of
TNE or of any TNE Subsidiary used in the conduct of
its Business in an amount of Five Million Dollars ($5,000,000) or more, and all Contracts requiring TNE or any TNE Subsidiary to purchase any Investment
Assets in an amount of Five Million Dollars
($5,000,000) or more other than, in each case, notes
or debt securities having a maturity date of 90 days
or less from date of purchase which have an aggregate principal outstanding of Fifty Million Dollars
($50,000,000) or less and which were entered into in
the ordinary course of business, consistent with past
practice;
(i) 	all other Contracts (other than Insur-
ance Contracts or Contracts which are the subject of
(whether excluded or included) another subsection of
this Section 4.16 or of Section 4.13, 4.14, 4.17 or
4.20 and other than Contracts which are terminable on
notice of 90 days or less without penalty, damage or
adverse effect) that involve the payment or potential payment, pursuant to the terms of such Contracts, by or to TNE of One Million Dollars ($1,000,000) or more,
or by or to any TNE Subsidiary of an amount in excess
of three percent (3%) of its statutory surplus in the
case of a TNE Insurer or Two Hundred Thousand Dollars ($200,000) in the case of a TNE Asset Management
Company or 3% of its net worth in the case of any
other Person as at June 30, 1995 (or in the case of
any Person for which Financial Statements as at June
30, 1995 are not regularly prepared, as at December
31, 1994), within any twelve-month period including
the date hereof; and
(j) 	all Contracts with any officers, direc-
tors or trustees of TNE or of any TNE Subsidiary with
terms less favorable to TNE or such TNE Subsidiary, as
the case may be, than could have been obtained from an
unaffiliated Person.
 		Each of the Contracts listed in Section 4.16
of the TNE Disclosure Schedule is in full force and
effect and (assuming each such Contract is a valid and binding obligation of the other parties thereto)
constitutes a legal, valid and binding obligation of
each of TNE and of  the TNE Subsidiaries to the extent
that it is party thereto and, to the Knowledge of TNE
or of any of the TNE Subsidiaries, of each other
Person that is a party thereto.  Except as set forth
in Section 4.16 of the TNE Disclosure Schedule,
neither TNE nor any TNE Subsidiary is, and, to the
Knowledge of TNE or of any of the TNE Subsidiaries, no
other party to such Contract is, in material
violation, breach or default of any such Contract or,
with notice or lapse of time or both, would be in
material violation, breach or default of any such Con-
tract. Except as set forth in Section 4.16 of the TNE Disclosure Schedule, neither TNE nor any TNE Sub-
sidiary is a party to or bound by (i) any material
Contract that was not entered into in the ordinary
course of business consistent with past practice or
(ii) that has or may reasonably be expected to have a material adverse effect on the Condition of TNE or of
TNE and of the TNE Subsidiaries taken as a whole.
ARTICLE ISection .4   Investment Management
Matters.  		(a)	TNE and NEIC have provided
MetLife with a true, complete and correct list, as of
August 16, 1995, of all Investment Company Advisory
Related Agreements and will provide on a periodic
basis an updated list from the time of signing of this Agreement until the consummation of the Merger.
Except as listed in Section 4.17(a) of the TNE Disclo-
sure Schedule, to the Knowledge of TNE or of any of
the TNE Material Asset Management Companies, there are
no amendments, modifications, supplements or waivers
of any Investment Company Advisory Related Agreements.
 TNE has provided to MetLife true, complete and
correct copies of all written Investment Company
Advisory Related Agreements and accurate descriptions
of all material terms of any such oral Contracts.
Except as listed in Section 4.17(a) of the TNE Disclo-
sure Schedule, neither TNE nor any TNE Subsidiary nor
any TNE Asset Management Company is a party to any
oral agreement or arrangement for the performance of investment advisory or investment management services with respect to securities, real estate, commodities, currencies or any other asset class for clients or on behalf of third parties.  There are no Investment
Company Advisory Related Agreements that are oral Con-
tracts.
(a) 	Except as disclosed in Section 4.17(b)
of the TNE Disclosure Schedule and excluding any
failure as of the Effective Time to obtain consents
with respect to the Contracts referred to in Section
7.2(g) below, all Investment Advisory Related
Agreements are in full force and effect, except to the
extent that any failure to be in full force and effect
would not have a material adverse effect on the
Condition of any TNE Material Asset Management Company
or of TNE or of TNE and the TNE Subsidiaries taken as
a whole, and there does not exist under any Investment Advisory Related Agreement any event of default on the part of any TNE Asset Management Company or any event
or condition that, after notice or lapse of time or
both, would constitute an event of default thereunder
on the part of any TNE Asset Management Company which
may reasonably be expected to have a material adverse
effect on the Condition of any TNE Material Asset
Management Company or of TNE or of TNE and the TNE
Subsidiaries taken as a whole.
(b) 	Section 4.17(c)(1) of the TNE Disclosure
Schedule sets forth a true, complete and correct list,
as of the date hereof, of each investment company (as
defined in the Investment Company Act without regard
to the exclusion provided by Section 3(c)(1) thereof)
and each insurance company separate account for which
or for any series of which any TNE Asset Management
Company acts as investment adviser or manager
(including as subadviser or submanager) or for which
TNE or NEVLICO serves as depositor whether or not
registered with the SEC and whether or not organized
in the U.S. or any state thereof (each a TNE Group
Fund and, collectively, the TNE Group of Funds).
Except as described in Section 4.17(c)(2) of the TNE Disclosure Schedule, each TNE Group Fund is, and at all times required under applicable Law during the
past five years has been, and immediately following consummation of the transactions contemplated hereby will be, duly registered with the SEC as an investment company under the Investment Company Act or with the applicable Governmental Entity under the Laws of any foreign jurisdiction.
(c) 	During the past five years, except as
set forth in Section 4.17(d) of the TNE Disclosure
Schedule, each TNE Asset Management Company has prop-
erly administered, in all material respects, in accor-
dance with the terms of the governing documents,
prospectuses or other offering documents, instructions
of clients and applicable Law (Governing Advisory Authorities), all accounts for which it acts as a fiduciary, including, but not limited to, accounts for
which it serves as a trustee, agent, custodian, perso-
nal representative, guardian, conservator or
investment adviser.  Except as set forth in Section
4.17(d) of the TNE Disclosure Schedule, neither TNE,
nor any of its Subsidiaries or other Affiliates nor
any of their respective directors, officers or em-
ployees has committed any material breach of Governing Advisory Authorities with respect to any such fiducia-
ry account, and the accountings for each such fidu-
ciary account are true, complete and correct in all
material respects and accurately present the assets of
such fiduciary account.
(d) 	Each TNE Group Fund that is required by
Law to do so has adopted a written code of ethics,
complete and accurate copies of which have been
provided to MetLife.  Such codes comply in all
material respects with Section 17(j) of the Investment Company Act and Rule 17j-1 thereunder. The policies of each TNE Asset Management Company with respect to
avoiding conflicts of interest are as set forth in the
most recent Form ADV or policy manual thereof, as
amended, true, complete and correct copies of which
have been delivered to MetLife.  To the Knowledge of
TNE or of any of the TNE Material Asset Management
Companies, other than as set forth in Section 4.17(e)
of the TNE Disclosure Schedule, there have been no
violations or allegations of violations of such codes
or policies that have occurred or been made that would
have a material adverse effect on the Condition of any
TNE Material Asset Management Company or of TNE or of
TNE and the TNE Subsidiaries taken as a whole.
(e) 	TNE, its Subsidiaries and other Affili-
ates that are required, and each of their officers, independent contractors, subagents, consultants and employees who are required by reason of the nature of
their employment by TNE, a TNE Subsidiary or such
Affiliate, to be registered or appointed as an invest-
ment adviser, investment adviser representative, broker-dealer agent, broker-dealer, registered repre-sentative, sales person, insurance agent or insurance producer, commodity trading adviser, commodity pool operator or real estate broker or salesman with the
SEC or the securities commission or insurance depart-
ment of any state or any self-regulatory body or other Governmental Entity or any insurer, is duly registered or appointed as such and such registration or
appointment is in full force and effect, except where
the failure to be so registered or appointed or to
have such registration in full force and effect would
not have a material adverse effect on the Condition of
any TNE Material Asset Management Company or of TNE or
of TNE and the TNE Subsidiaries taken as a whole.
Except as set forth in Section 4.17(f) of the TNE
Disclosure Schedule, none of such Persons has been en-joined, indicted, convicted or made the subject of any consent decree or administrative order on account of any violation of applicable Law in connection with
such Persons actions in any of the foregoing
capacities or, to the Knowledge of each such entity,
any enforcement or disciplinary proceeding alleging
any such violation since January 1, 1990.
(f)   Neither TNE, any TNE Subsidiary nor any
TNE Asset Management Company that is an investment
adviser, depositor or principal underwriter to a
registered investment company is ineligible pursuant
to Section 9(a) or 9(b) of the Investment Company Act
to serve as such an investment adviser, depositor or principal underwriter, and no Affiliate or Affiliated
Person of any such TNE Asset Management Company who
serves or acts in the capacity of employee, officer,
director or member of an advisory board of a regis-
tered investment company is ineligible pursuant to
such Section 9(a) or 9(b) so to serve or act.  No TNE
Asset Management Company that is registered under the Advisers Act, and no Affiliate or Associated Person
thereof, has, to the Knowledge of TNE or any TNE
Subsidiary, committed any act or omission that would constitute grounds for any order by the SEC pursuant to Section 203(e) of the Advisers Act. No TNE Asset Management Company that is registered as a broker or dealer under the Exchange Act, and no Affiliate or
Associated Person thereof, has, to the Knowledge of
TNE or any TNE Subsidiary, committed any act or
omission that would constitute grounds for any order
by the SEC pursuant to Section 15(b)(4) or 15(b)(6) of
the Exchange Act.
(g)   New England Funds, L.P. and Fundtech
Services L.P. (the TNE Transfer Agents) are the only
entities owned by TNE or any TNE Subsidiary which are required to be registered as a transfer agent under the Exchange Act.  Each TNE Transfer Agent is, and at
all times required under applicable Law during the
past five years has been, duly registered as a trans-
fer agent under the Exchange Act.  No TNE Asset Man-
agement Company, other than the TNE Transfer Agents,
is or has been a transfer agent within the meaning
of the Exchange Act, or is required to be registered, licensed or qualified as a transfer agent under the
Exchange Act or any other applicable Law, or is
subject to any material liability or disability by
reason of any failure to be so registered, licensed or qualified, except for any such failure that would not have a material adverse effect on the Condition of any
TNE Material Asset Management Company or of TNE or of
TNE and the TNE Subsidiaries taken as a whole.
(h)   Neither TNE nor any TNE Subsidiary
during the past five years has been required to be registered, licensed or qualified as a trust company in any state where the conduct of its business may
require such registration, licensing or qualification.
(i)   Each Investment Advisory Contract and
each Distribution and Selling Agreement subject to
Section 15 of the Investment Company Act has been duly approved at all times in compliance in all material respects with Section 15 of the Investment Company Act
and all other applicable Laws.  Each such Investment
Advisory Contract and each such Distribution and
Selling Agreement has been performed by the relevant
TNE Asset Management Company in accordance with the Investment Company Act and all other applicable Laws, except for such failures of performance which, indi-
vidually or in the aggregate, are not reasonably
expected to have a material adverse effect on the
Condition of any Material TNE Asset Management Company
or of TNE or of TNE and the TNE Subsidiaries taken as
a whole. Each Distribution and Selling Agreement, Solicitation Agreement and Custodian/Transfer Agent
Agreement has been entered into and performed by the
relevant TNE Asset Management Company in compliance
with applicable Laws, except for such violations
which, individually or in the aggregate, are not
reasonably expected to have a material adverse effect
on the Condition of any TNE Material Asset Management
Company or of TNE or of TNE and the TNE Subsidiaries
taken as a whole.
(j)   (i)  Except as set forth in Section
4.17(k)(i) of the TNE Disclosure Schedule, the shares
or other ownership interests of each TNE Group Fund
(other than any Subadvised Fund) are duly and validly
issued, fully paid and nonassessable and are qualified
for public offering and sale, or an exemption there-
from is in full force and effect, in each jurisdiction
where required and to the extent required under appli-
cable Law; (ii) all outstanding shares or other
ownership interests of each TNE Group Fund (other than
any Subadvised Fund) that were required to be regis-
tered under the Securities Act have been sold pursuant
to an effective registration statement filed thereun-
der; and (iii) each TNE Group Fund (other than any
Subadvised Fund) has for the past five years been
operated and is currently operating in compliance in
all material respects with applicable Law, including
but not limited to, the Code, the Securities Act and
the Investment Company Act, except for such instances
of non-compliance which, individually or in the aggre-
gate, are not reasonably expected to have a material
adverse effect on the Condition of any TNE Material
Asset Management Company or of TNE or of TNE and the
TNE Subsidiaries taken as a whole, is not subject to
any stop order or similar order restricting its dis-tribution and, assuming the consents referred to in
Sections 6.7 and 6.8 are obtained, consummation of the transactions contemplated hereby will not result in a material violation of any such Laws. With respect to each Subadvised Fund, neither TNE nor any TNE
Subsidiary has actual knowledge of any fact that would
make any of the representations in the foregoing
sentence inaccurate as to such Subadvised Fund.
(k)   Each TNE Group Fund (other than any
Subadvised Fund) is duly organized, validly existing
and in good standing under the laws of the
jurisdiction of its organization and has the requisite corporate, trust or partnership power and authority to own its properties and to carry on its business as it
is now conducted, and is qualified to do business in
each jurisdiction where it is required to do so under applicable Law, except for such power, authority and qualification, the failure to have or obtain which would not reasonably be expected to have a material
adverse effect on the Condition of any TNE Material
Asset Management Company or of TNE or of TNE and the
TNE Subsidiaries taken as a whole.  With respect to
each Subadvised Fund, neither TNE nor any TNE Subsid-
iary has actual knowledge of any fact that would make
any of the representations in the foregoing sentence inaccurate as to such Subadvised Fund.
(l)   Each prospectus (which term, as used in
this Agreement, shall include any related statement of additional information and any private placement memorandum, collectively, Prospectus) as amended or supplemented, relating to any TNE Group Fund (other than any Subadvised Fund) and all supplemental adver-
tising and marketing material relating to any TNE
Group Fund (other than any Subadvised Fund) or any In-vestment Advisory Related Agreement for the past three years, as of their respective filing or mailing dates, complied with applicable Law, including, but not limited, to the Code, the Securities Act, the Invest-
ment Company Act and the Advisers Act, applicable
state laws and, where applicable, the rules of the
NASD, except for such instances of non-compliance
which, individually or in the aggregate, are not rea-
sonably expected to have a material adverse effect on
the Condition of any TNE Material Asset Management
Company or TNE or of TNE and the TNE Subsidiaries
taken as a whole.  With respect to each Subadvised
Fund, neither TNE nor any TNE Subsidiary has actual
knowledge of any fact that would make any of the representations in the foregoing sentence inaccurate as to such Subadvised Fund.
(m)   All advertising or marketing materials
relating to each TNE Group Fund (other than any
Subadvised Fund) or any Investment Advisory Related
Agreement during the past three years that are re-
quired to be filed with the NASD or any other Govern-
mental Entity have been or will be timely filed there-
with, except for such failures to file which, indi-
vidually or in the aggregate, would not reasonably be expected to have a material adverse effect on the
Condition of any TNE Material Asset Management Company
or of TNE or of TNE and the TNE Subsidiaries taken as
a whole.  With respect to each Subadvised Fund,
neither TNE nor any TNE Subsidiary has actual
knowledge of any fact that would make any of the representations in the foregoing sentence inaccurate as to such Subadvised Fund. TNE has made available to MetLife true, correct and complete copies of all such materials for the past three years.
(n)   Except as set forth in Section 4.17(o)
of the TNE Disclosure Schedule, with respect to CGM,
neither TNE nor any TNE Subsidiary has actual
knowledge of any fact that would make any of the representations contained in Article IV inaccurate as to CGM or any fact that would result in CGM or TNE
violating any provision of this Article IV as if CGM
were a TNE Subsidiary. The amount and percentage of outstanding units of limited partnership interest owned, directly or indirectly, by NEIC with respect to
CGM (CGM LP Units) is set forth in Section 4.17(o)
of the TNE Disclosure Schedule, and are owned by NEIC
free and clear of all Liens.  Except for the CGM LP
Units owned by NEIC, neither TNE nor any TNE
Subsidiary owns, directly or indirectly, any other
equity interest including any general and limited
partnership interests, in CGM.  NEICs ownership of
CGM LP Units is strictly a passive investment, and
neither TNE nor any TNE Subsidiary directs or exercis-
es or will, at any time prior to the Merger, direct or exercise any influence, directly or indirectly, over
CGM, its policies, management, operations or conduct
of Business.  Neither TNE nor any TNE Subsidiary will
engage in, or will at any time prior to the Merger
engage in, any conduct that would result in TNE or any
of the TNE Subsidiaries controlling, or being deemed
to be a control person with respect to, CGM under
any applicable federal or state securities Law.  As
applied to this Section 4.17(o), Article IV shall not
be deemed to include Sections 4.1(b), 4.5, 4.7 and
4.18.
ARTICLE ISection .5   Insurance Issued by TNE
Insurers.  Except as set forth in Section 4.18 of the
TNE Disclosure Schedule:
(a) 	since December 31, 1994 no form of
Insurance Contract written by any TNE Insurer has been amended in any material respect and no sales of Insur-
ance Contracts using any new forms have been commenced
other than changes to forms which are not, in the
aggregate, material;
(b) 	since January 1, 1992 all benefits
claimed by any Person under any Insurance Contract of
any TNE Insurer have or will have in all material
respects been paid (or provision for payment thereof
has been made) in accordance with the terms of the
Contracts under which they arose, and such payments
were not delinquent and were paid (or will be paid)
without fines or penalties, except for any such claim
for benefits of less than Five Hundred Thousand
Dollars ($500,000) for which the affected TNE Insurer reasonably believes there is a reasonable basis to contest payment and is taking (or is preparing to
take) such action;
(c) 	the underwriting standards utilized and
ratings applied by each TNE Insurer with respect to
Insurance Contracts outstanding as of the date hereof
have been provided to MetLife and, with respect to any
such Contract reinsured in whole or in part, conform
in all material respects to the standards and ratings required pursuant to the terms of the related reinsurance, coinsurance or other similar Contracts
and TNE has provided MetLife with copies of all
underwriting policies and procedures for each TNE
Insurer;
(d) 	TNE has provided MetLife with a copy of
all investment policies and procedures for TNE and
each TNE Insurer; and
(e) 	to the Knowledge of TNE or of any of the
TNE Subsidiaries: (i) all amounts recoverable under reinsurance, coinsurance or other similar Contracts to which any TNE Insurer is a party (including, but not
limited to, amounts based on paid and unpaid Losses)
are fully collectible, except for such amounts which
are less than Five Hundred Thousand Dollars ($500,000)
in the aggregate in cases where the reinsurer or co-
insurer, as the case may be, is reasonably expected to
be able to meet its obligations under such reinsur-
ance, co-insurance or other similar Contract, and (ii)
no insurance agent or broker, at the time such agent
or broker wrote, sold or produced business for any TNE Insurer, violated (or with notice or lapse of time or both would have violated) any term or provision of any
Law or Order applicable to any aspect (including, but
not limited to, the writing, sale or production) of
the Business of any TNE Insurer, the result of which violations, individually or in the aggregate, has or may reasonably be expected to have a material adverse
effect on the Condition of NEVLICO or of TNE or of TNE
and the TNE Subsidiaries taken as a whole.
ARTICLE ISection .6   Cancellations.  Except
as set forth in Section 4.19 of the TNE Disclosure
Schedule, since December 31, 1994 no Person or group
of Persons acting in concert has requested (or, to the Knowledge of TNE or of any of the TNE Subsidiaries, threatened to request) or received, or given notice
(or to, the Knowledge of TNE or of any of the TNE Subsidiaries, threatened to give notice) of its intent to withdraw, funds in excess of Five Million Dollars ($5,000,000) under any group pension Contract or any other Insurance Contract to which a TNE Insurer is a
party or to which TNE or any TNE Subsidiary provides management, advisory, administrative or other services.
ARTICLE ISection .7   Operations Insurance.
TNE has previously provided MetLife with a true,
complete and correct list of all liability, property,
workers compensation, directors and officers liabili-
ty, and other similar Insurance Contracts that insure
the Business or properties of TNE or any TNE
Subsidiary or affect or relate to the ownership, use,
or operations of any Assets of TNE or any TNE
Subsidiary and that have been issued to TNE or any TNE Subsidiary (including, but not limited to, the names and addresses of the insurers, the expiration dates
thereof, any deductible amounts in respect thereof,
and the annual premiums and payment terms thereof) and
a description of all claims thereunder or, to the
Knowledge of TNE or of any of the TNE Subsidiaries,
any events which have occurred and may be covered
thereunder, in either case in excess of Two Hundred
and Fifty Thousand Dollars ($250,000) per incident
since January 1, 1992 through the date hereof.  All
such insurance is in full force and effect.  To the
Knowledge of TNE or of any of the TNE Subsidiaries,
all notices of reportable incidents with respect to
such insurance occurring during the last five years
have been given in writing to appropriate carriers on
a basis sufficiently timely to preserve the right of
recovery of such insurance.  Except as set forth in
Section 4.20 of the TNE Disclosure Schedule, to the
Knowledge of TNE or of any of the TNE Subsidiaries, no
party to any Insurance Contract has stated an intent
or threatened to terminate or materially increase the
premium in respect of any such Insurance Contract.
ARTICLE ISection .8   Labor Relations and
Employment.
 		Except to the extent set forth in Section
4.21 of the TNE Disclosure Schedule, (i) there is no
labor strike, material labor dispute, slowdown,
stoppage or lockout actually pending, or to the
Knowledge of TNE or of any of the TNE Subsidiaries, threatened against or affecting TNE or any of the TNE Subsidiaries, and during the past three years there has not been any such action; (ii) to the Knowledge of
TNE or of any of the TNE Subsidiaries, there are no
union claims to represent the employees of the Busi-
ness, and there are no current union organizing
activities among the employees of TNE or of any of the
TNE Subsidiaries; (iii) neither TNE nor any of the TNE Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to
with any labor organization or employee association, applicable to employees of TNE or of any TNE Subsid-
iary; and (iv) true, complete and correct copies of
all written personnel policies, rules or procedures applicable to employees of the Business have hereto-
fore been made available to MetLife.
ARTICLE ISection .9   Personnel.  TNE has pro-
vided MetLife in writing, as of a date not more than
five days prior to the date of this Agreement,
information reasonably requested by MetLife regarding
the employment status of (i) the executive officers, appointed actuary and chief auditor of the TNE
Insurers and (ii) the executive officers and the
principal portfolio and investment managers of NEIC
and its material subsidiaries and, to the extent not otherwise included, any TNE Material Asset Management Company.
ARTICLE ISection .10   Warranties.  (i)  The
representations and warranties of TNE contained
herein, and the information provided by TNE contained
in the TNE Disclosure Schedule and in any certificate
or document heretofore furnished to MetLife by TNE in connection herewith do not on the date provided and the date hereof and (ii) any further information which
may be provided to MetLife by TNE after the date
hereof for inclusion in the TNE Disclosure Schedule,
any certificate or document furnished to MetLife by
TNE hereunder after the date hereof and the Meeting
Notice and the Proxy Statement (if applicable), will
not on the date such information, certificate or docu-
ment is given or, with respect to the Meeting Notice
and Proxy Statement (if applicable), on the date
mailed or published and the date of the meeting relat-
ing thereto, contain any untrue statement of a materi-
al fact or omit to state a material fact necessary in
order to make the statements herein or therein not
misleading in light of the circumstances in which
made.  The information provided by TNE contained
herein, in the TNE Disclosure Schedule, in the Meeting Notice, in the Proxy Statement (if applicable) and in such other documents or certificates fairly presents
and will (on the date provided and, with respect to
the Meeting Notice and the Proxy Statement (if appli-
cable), on the date such document is mailed or
published and the date of the meeting relating there-
to) fairly present the information purported to be
shown herein and therein and is and will be (on the
date provided and, with respect to the Meeting Notice
and the Proxy Statement (if applicable) on the date
such document is mailed or published and the date of
the meeting relating thereto) accurate in all material respects. There is no fact which TNE has not dis-
closed to MetLife which has, or so far as TNE can
reasonably foresee is likely to have, a material
adverse effect on the Condition of TNE or of TNE and
the TNE Subsidiaries taken as a whole or the ability
of TNE to perform its obligations under this
Agreement.
ARTICLE II
	REPRESENTATIONS AND WARRANTIES OF METLIFE
 		MetLife represents and warrants to TNE as
follows:
ARTICLE IISection .1   Organization and
Qualification.  MetLife is a mutual life insurance
company duly organized, validly existing and in good
standing under the Laws of the State of New York and
has full corporate power, authority and legal right to conduct its Business as it is currently being conducted. Each of the MetLife Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation and has full corporate power, authority and legal right to conduct its Business as it is currently
being conducted. Each of MetLife and the MetLife Subsidiaries is duly qualified to do business, and is in good standing, in the respective jurisdictions
where the character of its Assets owned or leased or
the nature of its Business makes such qualification necessary, except for failures to be so qualified or in good standing which would not, individually or in
the aggregate, have a material adverse effect on the Condition of MetLife or of MetLife and the MetLife Subsidiaries taken as a whole. MetLife possesses an Insurance License in each jurisdiction in which
MetLife is required to possess an Insurance License.
All such Insurance Licenses, including, but not
limited to, authorizations to transact reinsurance,
are listed and described in Section 5.1 of the MetLife Disclosure Schedule and are in full force and effect without amendment, limitation or restriction, other
than as described in Section 5.1 of the MetLife
Disclosure Schedule, and MetLife does not have Knowl-
edge of any event, inquiry or Proceeding which could reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such License.
ARTICLE IISection .2   Authority Relative to
this Agreement.
(a) 	MetLife has full power, authority and
legal right to execute and deliver this Agreement and
to consummate the transactions contemplated hereby.
The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly approved and authorized by the Board of Directors of MetLife. Except for the approval of this Agreement by the Members of MetLife, no other corporate proceedings on the part of MetLife are
necessary to authorize this Agreement and the
transactions contemplated hereby.  The affirmative
vote of two-thirds of all the votes cast by Members of MetLife who vote in person (by ballot or otherwise) or by proxy on this Agreement is the only vote of Members
of MetLife necessary to approve this Agreement and the transactions contemplated hereby.
(b) 	This Agreement has been duly and validly
executed and delivered by MetLife and (assuming this Agreement is a legal, valid and binding obligation of
TNE) constitutes a legal, valid and binding agreement
of MetLife enforceable against MetLife in accordance
with its terms.
ARTICLE IISection .3   No Violation.
(a) 	Except as set forth in Section 5.3(a) of
the MetLife Disclosure Schedule, the execution, deliv-
ery and performance of this Agreement and the con-
summation of the transactions contemplated hereby will
not (i) constitute a breach or violation of or default
under the charter or the bylaws of MetLife or any
MetLife Subsidiary, (ii) violate, conflict with, or
result in a breach of any provisions of, or constitute
a default (or an event which, with notice or lapse of
time or both, would constitute a default) under, or
result in the termination of, or accelerate the per-
formance required by, or result in a right of termina-
tion or acceleration under, or result in the creation
of any Lien upon any of the Assets of MetLife or any
MetLife Subsidiary under, any of the terms, conditions
or provisions of any Contract to which MetLife or any
MetLife Subsidiary is a party or to which it or any of
its Assets may be subject or (iii) constitute a breach
or violation of or default under any Law or License to
which MetLife or any MetLife Subsidiary is subject
other than, in the case of clauses (ii) and (iii),
events or other matters that would not individually or
in the aggregate have a material adverse effect on the Condition of MetLife or of MetLife and the MetLife Subsidiaries taken as a whole.
(b) 	Except for (i) the Governmental Approv-
als set forth in Section 5.3(b) of the MetLife
Disclosure Schedule, (ii) the approval of the Meeting
Notice by the New York Superintendent as contemplated
by Section 3.1(b) hereof, (iii) the approval of this Agreement by the Members of MetLife as contemplated by
Section 3.1(a) hereof, (iv) the filing of this Agree-
ment with the New York Office as contemplated by
Section 2.2 hereof, (v) consents, authorizations,
approvals, filings or exemptions in connection with compliance with the applicable provisions of state and federal securities Laws (including, but not limited to, an affirmative response to the filing of the
Combined No-Action Letter) relating to the regulation
of broker-dealers and investment advisers and the
rules of the NASD, (vi) receipt of the private letter
ruling or tax opinion referred to in Section 7.2(i)
hereof and (vii) the filings required under the HSR
Act and the expiration or other termination of any
waiting period applicable to the Merger under such
act, no Consent or Filing of or with any Person is re-
quired with respect to MetLife or any MetLife Subsid-
iary or any MetLife Affiliate or MetLife Group Fund in connection with the execution and delivery of this
Agreement and the consummation of the transactions contemplated hereby, the failure to obtain or do which would, individually or in the aggregate, have a
material adverse effect on the Condition of MetLife or
of MetLife and the MetLife Subsidiaries taken as a
whole or prevent the consummation of the transactions
contemplated hereby.
ARTICLE IISection .4   SAP Statements.
MetLife has previously delivered to TNE true, complete
and correct copies of its audited SAP Statements for
each of the years ended December 31, 1992, 1993 and
1994.  MetLife has also furnished to TNE true,
complete and correct copies of its SAP Statements for
the three months ended March 31, 1995 and for the six
months ended June 30, 1995. In addition, prior to the Effective Time MetLife will have delivered to TNE true, complete and correct copies of (i) its audited
SAP Statement for the year ending December 31, 1995
and (ii) its unaudited SAP Statement for the quarter
ended March 31, 1996 (collectively, the Additional
MetLife SAP Statements).  Each of the SAP Statements
was (or, in the case of the Additional MetLife SAP Statements, will have been) in compliance in all mate-
rial respects with applicable Law when filed, and was
(or, in the case of the Additional MetLife SAP State-
ments, will have been) prepared in accordance with
SAP, and each presents fairly (or, in the case of the Additional MetLife SAP Statements, will present fair-
ly) in all material respects the financial condition,
assets, liabilities, surplus and other funds and
results of operations of MetLife as at the dates or
for the periods covered thereby, in conformity with
SAP, subject, in the case of unaudited interim SAP Statements, to normal year-end audit adjustments and, in the case of all unaudited SAP Statements, to the
absence of interrogatories or footnote disclosure to
the extent required or permitted.
ARTICLE IISection .5   GAAP Statements.
MetLife has previously delivered to TNE true, complete
and correct copies of the (i) audited GAAP Financial Statements for each of the MetLife Subsidiaries, other than the MetLife Insurers, for the years ended
December 31, 1992, 1993 and 1994 and (ii) unaudited
GAAP Financial Statements for each of the MetLife Subsidiaries, other than MetLife Insurers, for the three months ended March 31, 1995 and for the six
months ended June 30, 1995 (collectively, the MetLife
GAAP Financial Statements). Each of the MetLife GAAP Financial Statements was prepared in accordance with
GAAP, and each presents fairly in all material re-
spects the financial condition, results of operations
and cash flows of the Person covered thereby as at the
dates or for the periods covered thereby, in confor-
mity with GAAP, subject, in the case of unaudited
interim GAAP Financial Statements, to normal year-end
audit adjustments, and in the case of all unaudited
GAAP Financial Statements, to the absence of footnote disclosure to the extent required or permitted.
ARTICLE IISection .6   Reserves.  The
aggregate actuarial reserves and other actuarial
amounts held in respect of Liabilities with respect to Insurance Contracts of MetLife as established or reflected in the 1994 Annual Statement of MetLife:
(a)(i) were determined in accordance with generally
accepted actuarial standards consistently applied,
(ii) were fairly stated in accordance with sound
actuarial principles and (iii) were based on actuarial assumptions that are in accordance with or more conservative than those specified in the related
Insurance Contracts; (b) met the requirements of the
New York Insurance Law and other applicable jurisdic-
tions in all material respects; and (c) were adequate
at such date (under generally accepted actuarial stan-
dards consistently applied on the basis of facts or circumstances known or which reasonably should have been known at such date) to cover the total amount of
all reasonably anticipated matured and unmatured
Liabilities of MetLife under all outstanding Insurance Contracts pursuant to which MetLife has any Liability.
 Management of MetLife reasonably believes that
MetLife owns Investment Assets of sufficient kind,
quality and other characteristics to meet the require-
ments of all applicable Laws.
ARTICLE IISection .7   Absence of Certain
Changes or Events.  Except as set forth in Section 5.7
of the  MetLife Disclosure Schedule, since December
31, 1994, each of MetLife and the MetLife Subsidiaries
has conducted its Business only in the ordinary course
of business, consistent with past practice, and there
has not occurred any change (other than changes of
general application to the life insurance industry or
changes in ratings) which, individually or in the
aggregate, has had or may reasonably be expected to
have a material adverse effect on the Condition of
MetLife or of MetLife and the MetLife Subsidiaries
taken as a whole.
ARTICLE IISection .8   No Undisclosed
Liabilities.  Except as reflected in the Financial
Statements delivered to TNE pursuant to Sections 5.4
and 5.5 hereof or as set forth in Section 5.8 of the
MetLife Disclosure Schedule, neither MetLife nor any
of the MetLife Subsidiaries has any Liabilities, other
than (i) those Liabilities specifically covered by
another representation or warranty made by MetLife in
this Agreement, (ii) those arising in the ordinary
course of business consistent with past practice or
(iii) those other than in the ordinary course of
business consistent with past practice which may rea-
sonably be expected, individually or in the aggregate,
not to have a material adverse effect on the Condition
of MetLife or of MetLife and the MetLife Subsidiaries
taken as a whole.
ARTICLE IISection .9   Litigation.  Except
(i) as set forth in Section 5.9 of the MetLife
Disclosure Schedule and (ii) any Proceeding which is
not reasonably expected to give rise to a Liability in
excess of Five Million Dollars ($5,000,000), there are
no Proceedings pending or, to the Knowledge of MetLife
or any of the MetLife Subsidiaries, threatened
against, relating to, involving or otherwise affecting MetLife or any MetLife Subsidiary before any Govern-
mental Entity or arbitrator which, individually or in
the aggregate, may reasonably be expected to have a
material adverse effect on the Condition of MetLife or
of MetLife and the MetLife Subsidiaries taken as a
whole.  Neither MetLife nor any MetLife Subsidiary is
subject to any Order, except for Orders which, indi-
vidually or in the aggregate, do not and would not
reasonably be expected to have a material adverse
effect on the Condition of MetLife or of MetLife and
the MetLife Subsidiaries taken as a whole.
ARTICLE IISection .10   Compliance with Law.
(a) 	Except as set forth in Section 5.10(a)
of the MetLife Disclosure Schedule, neither MetLife
nor any MetLife Subsidiary is in violation (or, with
notice or lapse of time or both, would be in viola-
tion) of any term or provision of any Law applicable
to it or any of its Assets, the result of which viola-
tion, individually or in the aggregate, has or may
reasonably be expected to have a material adverse
effect on the Condition of MetLife or of MetLife and
the MetLife Subsidiaries taken as a whole.
(b) 	Except as set forth in Section 5.10(b)
of the MetLife Disclosure Schedule, all outstanding
Insurance Contracts issued or assumed by MetLife are,
to the extent required by Law, on forms and at rates
approved by the insurance Governmental Entities of the jurisdictions where issued or have been filed with and not objected to by such authorities within the periods provided for objection, except where the failure to do so would not have a material adverse effect on the
Condition of MetLife or of MetLife and the MetLife
Subsidiaries taken as a whole.
(c) 	MetLife has implemented procedures and
programs which are reasonably designed to provide
assurance that MetLife and its sales representatives
and employees are in compliance in all material
respects with all applicable Laws, including but not
limited to, advertising, licensing and sales Laws.
(d) 	Except as set forth in Section 5.10(d)
of the MetLife Disclosure Schedule, neither MetLife
nor any MetLife Subsidiary is a party to any Contract
with or other undertaking to, or is subject to any
Order by, or is a recipient of any presently
applicable supervisory letter or other written
communication of any kind from, any Governmental
Entity which (i) currently materially adversely af-
fects or is reasonably likely to materially adversely
affect the conduct of its Business, (ii) relates
materially and adversely to its reserve adequacy or
its investment or underwriting practices and policies
or its sales practices or policies, or (iii) may rea-
sonably be expected to have a material adverse effect
on the Condition of MetLife or of MetLife and the
MetLife Subsidiaries taken as a whole nor, to the
Knowledge of MetLife or of any of the MetLife Subsid-
iaries, has MetLife or any MetLife Subsidiary been
notified by any Governmental Entity that it is contem-plating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such
Order, Contract, undertaking, letter or other written
communication.
ARTICLE IISection .11   Insurance Issued by
MetLife.  Except as set forth in Section 5.11 of the
MetLife Disclosure Schedule:
(a)   all benefits claimed since January 1,
1992 by any Person under any MetLife Insurance
Contract have in all material respects been paid (or provision for payment thereof has been made) in accor-
dance with the terms of the Contract under which they
arose, and such payments were not delinquent and were
paid (or will be paid) without fines or penalties,
except for any such claim for benefits of less than
Five Hundred Thousand Dollars ($500,000) for which
MetLife reasonably believes there is a reasonable
basis to contest payment and is taking (or is
preparing to take) such action; and
(b) 	to the Knowledge of MetLife or any of
the MetLife Subsidiaries, no insurance agent or bro-
ker, at the time such agent or broker wrote, sold or
produced business for MetLife, violated (or with
notice or lapse of time or both would have violated)
any term or provision of any Law or Order applicable
to any aspect (including, but not limited to, the
writing, sale or production) of the Business of
MetLife, the result of which violations, individually
or in the aggregate, has or may reasonably be expected
to have a material adverse effect on the Condition of
MetLife or of MetLife and the MetLife Subsidiaries
taken as a whole.
ARTICLE IISection .12   Warranties.  (i)  The
representations and warranties of MetLife contained
herein, and the information provided by MetLife
contained in the MetLife Disclosure Schedule and in
any certificate or document heretofore furnished to
TNE by MetLife in connection herewith do not on the
date provided and on the date hereof and (ii) any fur-
ther information which may be provided to TNE by
MetLife after the date hereof for inclusion in the
MetLife Disclosure Schedule, any certificate or docu-
ment furnished to TNE by MetLife hereunder after the
date hereof and the Meeting Notice and the Proxy
Statement (if applicable), will not on the date such information, certificate or document is given or, with respect to the Meeting Notice and Proxy Statement (if applicable), on the date mailed or published and the date of the meeting relating thereto, contain any
untrue statement of a material fact or omit to state a material fact necessary in order to make the statements herein or therein not misleading in light
of the circumstances in which made.  The information
provided by MetLife contained herein, in the MetLife Disclosure Schedule, in the Meeting Notice, in the
Proxy Statement (if applicable) and in such other
documents or certificates fairly presents and will (on
the date provided and, with respect to the Meeting
Notice and the Proxy Statement (if applicable), on the
date such document is mailed or published and the date
of the meeting relating thereto) fairly present the information purported to be shown herein and therein and is and will be (on the date provided and, with
respect to the Meeting Notice and the Proxy Statement
(if applicable), on the date such document is mailed
or published and the date of the meeting relating
thereto) accurate in all material respects.  There is
no fact which MetLife has not disclosed to TNE which
has, or so far as MetLife can reasonably foresee is
likely to have, a material adverse effect on the
Condition of MetLife or of MetLife and the MetLife Subsidiaries taken as a whole or the ability of
MetLife to perform its obligations under this
Agreement.
ARTICLE III
	CERTAIN COVENANTS
ARTICLE IIISection .1   TNE Conduct of
Business Pending the Merger.  MetLife and TNE agree
that it is their mutual intention that, at all times
up to and including the Effective Time, TNE and the
TNE Subsidiaries (other than the NEIC Entities) shall operate, and shall be permitted to operate, in a manner consistent with the Statement of Operating
Principles.  (Solely for purposes of this Section 6.1,
the phrases TNE Subsidiaries and TNE Subsidiary
shall not be deemed to include the NEIC Entities,
other than NEIC, Inc.)  Notwithstanding the foregoing,
TNE covenants and agrees as to itself and the TNE Sub-sidiaries that, at all times up to and including the Effective Time, unless MetLife shall otherwise consent in writing, which consent shall not be unreasonably
withheld (MetLife agreeing that it will use its best
efforts to respond to any request received from TNE
arising under this Article VI within five (5) business
days, or sooner as circumstances may require, after
receipt of such request), or as otherwise expressly
permitted or contemplated by this Agreement:
(a) 	TNE shall, and shall cause each TNE Sub-
sidiary to, conduct its Business only in the ordinary
course and in generally the same manner as heretofore conducted since December 31, 1994 and in a manner which TNE reasonably believes is not inconsistent with
the consummation of the transactions contemplated
hereby, and TNE and each TNE Subsidiary shall use all reasonable efforts to preserve intact its present business organization and preserve its regular
services to, and maintain its significant business relationships with, policyholders, insureds, agents, underwriters, brokers, investment customers, suppliers and all others having business dealings with it to the
end that its goodwill and ongoing Business shall not
be impaired in any material respect;
(b) 	TNE shall not, and shall not permit any
TNE Subsidiary to, make or propose to make any change
in its dividend practices or policies or in its under-writing, pricing, claims, risk retention, investment, reinsurance practices or policies in any material re-
spect; and TNE agrees that it will notify MetLife and
provide MetLife with information in reasonable detail regarding any material transactions (excluding investment transactions in the ordinary course of
business consistent with past practice, but including transactions involving the securitization of Assets of
TNE or of any TNE Subsidiary and transactions involv-
ing derivative securities), whether involving a pur-
chase or sale, that it or any TNE Subsidiary is seri-
ously considering;
(c) 	TNE shall not, and shall not permit any
TNE Subsidiary to, (i) amend its charter or bylaws
(unless contemplated hereby), (ii) incur any
individual Liability or series of related Liabilities
in excess of Two Million Dollars ($2,000,000) other
than in the ordinary course of business consistent
with past practice, (iii) incur any indebtedness for
money borrowed in the aggregate for TNE and the TNE Subsidiaries in excess of Twenty Million Dollars ($20,000,000) for any such indebtedness having a matu-
rity of 90 days or less or Two Million Dollars
($2,000,000) for any such indebtedness having a
maturity of more than 90 days, (iv) agree to any merg-
er, consolidation, demutualization, acquisition, redomestication, sale of all or a substantial portion of its Assets, bulk or assumption reinsurance
arrangement or other similar reorganization, ar-
rangement or business combination, (v) prior to
notifying MetLife, enter into any partnership, joint
venture or profit sharing Contract, other than as
envisioned by the Statement of Operating Principles,
(vi) make any change in its dividend scale prior to discussing such change with MetLife, (vii) enter into any Contract limiting the ability of TNE or of any TNE Subsidiary to engage in any Business, to compete with any Person or to do business with any Person, (viii)
enter into any Contract relating to the direct or
indirect guarantee of any obligation of any Person in
respect of indebtedness for borrowed money or other
financial obligation of any Person other than in the
ordinary course of business consistent with past prac-
tice, (ix) enter into any Contract that could materi-
ally and adversely affect the consummation of the transactions contemplated hereby or (x) modify any
Contract with respect to the subject of any of the
foregoing clauses;
(d) 	TNE shall not permit any TNE Subsidiary
to issue or sell any shares of or interests in, or
rights of any kind to acquire any shares of or
interests in, or to receive any payment based on the
value of, the capital stock of or other equity
interests in or any securities convertible into shares
of any capital stock of or other equity interests in
any TNE Subsidiary, other than the issuance of Class A
or Class B Participating Common Stock of Omega
Reinsurance Corporation to agents of TNE in the
ordinary course of business consistent with existing
agreements and arrangements;
(e) 	Except (i) as set forth in Section
6.1(e) of the TNE Disclosure Schedule, (ii) in the
ordinary course of business consistent with past prac-
tice, or (iii) as required by the terms of agreements
or plans already in effect, applicable Law or as
envisioned in the Statement of Operating Principles,
TNE shall not, and shall not permit any TNE Subsidiary
to (i) increase in any material manner the
compensation of its directors or executive officers or
enter into any Contract relating to the borrowing of
money by its directors or executive officers, (ii) pay
or agree to pay any pension, retirement allowance or
other employee benefit not required by the current
terms of any existing plan, agreement or arrangement
to any director or executive officer, (iii) adopt,
enter into, terminate or amend, any pension, profit-
sharing, bonus, incentive, deferred compensation,
field compensation, group insurance, severance pay, termination, vacation, retirement or other employee benefit plan, agreement or arrangement, (iv) enter
into, adopt or increase any indemnification or hold
harmless arrangements with any directors, officers or
other employees or agents of TNE or any TNE Subsidiary
or any other Person, (v) enter into any Contract with
any officer, director or trustee of TNE or of any TNE Subsidiary with terms less favorable to TNE or any TNE Subsidiary than could have been obtained from an unaffiliated Person or (vi) appoint or elect any new executive officer of TNE or of any TNE Subsidiary or any person other than the incumbent person to be the appointed actuary or chief auditor of TNE;
(f) 	Other than in the ordinary course of
business consistent with past practice, TNE shall not,
and shall not permit any TNE Subsidiary to, make any expenditures or commitments for expenditures for the purchase or lease of any products or services or group
of products or services (other than with respect to Investment Assets) which in one or a series of related transactions exceed Two Hundred and Fifty Thousand
Dollars ($250,000) or which in the aggregate for TNE
and the TNE Subsidiaries taken as a whole exceed Two
Million and Five Hundred Thousand Dollars
($2,500,000), except for expenditures relating to this Agreement and the consummation of the transactions contemplated hereby, expenditures made to the Persons identified in Section 9.2(b) hereof and expenditures required to be made pursuant to existing Contracts to
which TNE or any TNE Subsidiary is a party thereto,
which Contracts are set forth in Section 4.16 of the
TNE Disclosure Schedule;
(g) 	Other than in the ordinary course of
business consistent with past practice or in connec-
tion with the redemption of outstanding guaranteed in-vestment contracts in the exercise of TNEs reasonable judgment, TNE shall not, and shall not permit any TNE Subsidiary to, waive any rights with a value in excess of One Hundred Thousand Dollars ($100,000) or any
other rights which are material to any Contract or
make any payment, direct or indirect, of any Liability
in excess of One Hundred Thousand Dollars ($100,000)
before the same comes due in accordance with its
terms, in each case, including, but not limited to,
any provision of any Insurance Contract to permit a
cash-out thereof;
(h) 	TNE shall not, and shall not permit any
TNE Subsidiary or TNE Joint Venture (with respect to
TNE Real Property) to, other than pursuant to the
operation of separate accounts in the ordinary course
of business, consistent with existing strategies, (a)
sell, lease, mortgage, encumber or otherwise grant any interest in or dispose of any of its Assets which, individually or in the aggregate, are material to the Condition of TNE or of TNE and the TNE Subsidiaries
taken as a whole, except at fair market value and in
the exercise of reasonable business judgment and, in addition, in the case of Liens, for Permitted Liens and Liens not individually in excess of Five Hundred
Thousand Dollars ($500,000) and not aggregating in
excess of Two Million Dollars ($2,000,000) or (b) re-structure, amend, modify or otherwise affect any In-
vestment Asset or any Contract relating thereto which
is material to the Condition of TNE or of TNE and the
TNE Subsidiaries taken as a whole, except in the exer-
cise of reasonable business judgment and, in either
case described in clauses (a) and (b), only in accor-
dance with the statement of investment policy set
forth in Section 6.1(h) of the TNE Disclosure Schedule attached hereto; and TNE shall furnish to MetLife a monthly report, in detail reasonably acceptable to
MetLife, of all such transactions or other changes
(other than changes in market values or ordinary
course changes such as interest payments, maturities,
etc.) affecting Investment Assets of TNE or any TNE Subsidiary which took place since the last such report;
(i) 	TNE agrees that it shall not, nor shall
it permit any TNE Subsidiary to, other than pursuant
to the operation of separate accounts involved in real
estate in the ordinary course, consistent with
existing strategies, make any equity real estate in-vestments (other than through restructuring or foreclosure or pursuant to commitments existing at the
date hereof or to protect the value of existing
investments in the exercise of reasonable business
judgment) and that neither TNE nor any TNE Subsidiary
shall take any action, other than in the exercise of reasonable business judgment and following discussion with MetLife, which results, individually or in the aggregate, in (i) the realization of any gross capital loss or losses in an amount of Ten Million Dollars ($10,000,000) or more or (ii) an adverse impact on the surplus of TNE or of a TNE Subsidiary in an amount of
Ten Million Dollars ($10,000,000) or more.
(j) 	Other than in the ordinary course of
business consistent with past practice, TNE shall not,
and shall not permit any TNE Subsidiary or TNE Joint
Venture (with respect to TNE Real Property) (other
than TNE Joint Ventures that are not controlled,
directly or indirectly, by TNE, provided that in such
cases TNE shall use all commercially reasonable
efforts to cause such entities to comply with the
provisions of this Section)  to, enter into any mate-
rial Contract or amend or waive any material provision
of any material Contract which would involve the
payment by TNE or any TNE Subsidiary of Five Hundred
Thousand Dollars ($500,000) or more;
(k) 	Other than in the ordinary course of
business consistent with past practice, TNE shall not,
and shall not permit any TNE Subsidiary to, settle or compromise any claim in any action, proceeding or investigation which could result in an expenditure for
TNE and the TNE Subsidiaries in excess of One Million
Dollars ($1,000,000) other than any settlement or
compromise with respect to federal income taxes for
the taxable years ending December 31, 1984 through the taxable year ending December 31, 1991, provided howev-
er, that no such settlement or compromise with respect
to such taxes shall be entered into by TNE or any TNE Subsidiary without the consent of MetLife, which consent shall not be unreasonably withheld;
(l) 	TNE shall not, and shall not permit any
TNE Subsidiary to, in a single transaction or in a
series of related transactions, (i) cede reinsurance
with respect to business for which the reserves held
with respect to Liabilities exceed Ten Million Dollars ($10,000,000), except in accordance with existing reinsurance agreements or in the ordinary course of
business consistent with past practice, or (ii) assume reinsurance (by way of indemnity or assumption)
pursuant to any Contract to which TNE is not a party
on the date hereof or, if pursuant to any Contract to
which TNE is a party on the date hereof, only in the
ordinary course of businesses consistent with past
practice;
(m) 	TNE shall, and shall cause each TNE Sub-
sidiary to, maintain uninterrupted its existing insur-
ance coverage of all types in effect or procure
substantially similar substitute insurance policies
with financially sound and reputable insurance
companies in at least such amounts and against such
risks as are currently covered by such policies if
such coverage is available; and
(n) 	Neither TNE nor any TNE Subsidiary shall
agree, in writing or otherwise, to take any of the ac-
tions prohibited by the foregoing clauses (a) through
(m).
 		Nothing in this Section 6.1 shall be deemed
(i) to prevent TNE from providing capital to NEVLICO
in accordance with the Statement of Operating
Principles or (ii) to prevent TNE from taking any
actions required by existing agreements governing
TNEs separate accounts, provided that such actions
would not result in Liability to, or other adverse
impact on, TNEs general account.
ARTICLE IIISection .2   NEIC Entities Conduct
of Business Pending the Merger.  MetLife and TNE agree
that it is their mutual intention that the Business of
the NEIC Entities shall be conducted in accordance
with the Memorandum dated April 6, 1995 (the
Memorandum) of the Chairman of the Board and Chief
Executive Officer of MetLife, to the Chairman of the
Board and Chief Executive Officer of NEIC, following
the Effective Time and, to the extent relevant, prior
to the Effective Time.  Notwithstanding the foregoing,
TNE covenants and agrees, at all times up to and
including the Effective Time, unless MetLife shall
otherwise consent in writing, which consent shall not
be unreasonably withheld (MetLife agreeing that it
will use its best efforts to respond to any request
for consent received under this Section 6.2 of Article
VI within five (5) business days, or sooner as
circumstances may require, after receipt of such re-
quest), or as otherwise expressly permitted or contem-
plated by this Agreement:
 	(a)	TNE shall not permit any NEIC Entity to
conduct its business in a manner which it believes is inconsistent with the mutual intention stated in the Memorandum and is not in furtherance of the transac-
tions contemplated hereby;
_ 	TNE shall not permit any NEIC Entity to take
any action, or engage in any activity, that could
jeopardize the status of NEIC as an existing
partnership for purposes of Section 10211(c) of the
Revenue Act of 1987;
_

_ 	TNE shall cause each NEIC Entity to use all
reasonable efforts to preserve intact its present
business organization and preserve its regular
services to and maintain its significant business
relationships with underwriters, brokers, investment
customers, suppliers and all others having business
dealings with it to the end that its goodwill and
ongoing Business shall not be impaired in any material
respect;
_

_ 	TNE shall not permit any NEIC Entity to enter
into any Contract limiting the ability of TNE and the
TNE Subsidiaries, other than the NEIC Entities, to
engage in any Business, to compete with any Person, to
do business with any Person or in any location or to
employ the employees or agents of any Person;
_

_ 	TNE shall not permit any NEIC Entity to enter
into any Contract that could materially and adversely
affect the consummation of the transactions
contemplated hereby;
_

_ 	TNE shall not, and shall not permit NEIC or
any other NEIC Entity to, sell or issue any interests
in, or rights of any kind to acquire any interests in,
or to receive any payment based on the value of, any
NEIC GP Units or NEIC LP Units or other equity
interests in or any equity interests convertible into
NEIC GP Units or NEIC LP Units or other equity
interests of NEIC, as a result of which the ownership
of TNE and NEIC, Inc. together will fall below forty
(40) percent of the NEIC Units then outstanding and
TNE shall not permit NEIC, Inc. to exchange or
transfer any NEIC GP Units; provided, however, that
(i) if NEIC takes any such action which would result
in the ownership of TNE and NEIC, Inc. together
falling below fifty percent (50%) of the NEIC Units
then outstanding, TNE shall, at MetLifes request, and
after consultation with NEIC, promptly contribute a
sufficient number of NEIC Units to NEIC, Inc. so as to
cause the total number of NEIC Units owned by NEIC,
Inc. to constitute at least one-third (1/3) of the
NEIC Units outstanding, and (ii) unless MetLife
consents in writing, TNE shall, after making such
contribution, cause NEIC, Inc. to take such actions as
are necessary to prevent the ownership of NEIC, Inc.
from falling below one-third (1/3) of the NEIC Units
outstanding at any time;
_

_ 	TNE and NEIC shall notify and consult with
MetLife prior to making any commitment on any proposal
for the acquisition of any material interest in any
Person or the sale or disposition of any material
interest in any NEIC Entity provided that neither TNE,
NEIC nor any NEIC Entity shall be permitted to
acquire, sell or dispose of any material interest or
take any action that would change the character of
TNEs investment in NEIC;
_

_ 	TNE shall cause each NEIC Entity to maintain
uninterrupted its existing insurance coverage of all
types in effect or procure substantially similar
substitute insurance policies with financially sound
and reputable insurance companies in at least such
amounts and against such risks as are currently
covered by such policies if such coverage is available
at commercially reasonable rates;
_

_ 	TNE shall not permit NEIC, Inc. to make any
amendments to its charter or bylaws or permit any NEIC
Entity to make or propose any amendments to its
charter or bylaws or limited partnership agreement, as
the case may be, that could be inconsistent with TNEs
obligations under clause (a); and
_

_ 	TNE shall not and shall not permit any TNE
Subsidiary or any NEIC Entity to agree, in writing or
otherwise, to take any of the actions prohibited by
the foregoing clauses (a) through (i).
IIISection .3   MetLife Conduct of Business
Pending the Merger.  MetLife covenants and agrees
that, at all times up to and including the Effective
Time, unless TNE shall otherwise consent in writing,
which consent will not be unreasonably withheld (TNE
agreeing that it will use its best efforts to respond
to any request received from MetLife arising under
this Article VI within five (5) business days after
the receipt of such request), or as otherwise express-
ly permitted or contemplated by this Agreement:
(a) 	MetLife shall conduct its Business in a
manner which MetLife reasonably believes is not incon-
sistent with the consummation of the transactions
contemplated hereby, and MetLife shall use all reason-
able efforts to preserve intact its present business
organization and preserve its regular services to, and
maintain its significant business relationships with,
policyholders, insureds, agents, underwriters,
brokers, investment customers, suppliers and all
others having business dealings with it to the end
that its goodwill and ongoing Business shall not be
impaired in any material respect;
(b) 	MetLife shall not make or propose to
make any change in its dividend practices or policies
applicable to its ordinary life insurance business in
the United States;
(c) 	MetLife shall not make any change in its
dividend scale applicable to its ordinary life
insurance business in the United States prior to
discussing such change with TNE;
(d) 	MetLife shall not (i) amend its charter
or bylaws in a manner which would be inconsistent with
the consummation of the transactions contemplated
hereby, (ii) agree to any merger in which it is not
the surviving entity or any consolidation,
demutualization, redomestication, sale of all or sub-
stantially all of its Assets or any other similar
reorganization, arrangement or business combination or
(iii) enter into or modify any Contract in a manner
that will or is reasonably likely to materially and
adversely affect the consummation of the transactions
contemplated hereby;
(e) 	MetLife shall maintain uninterrupted its
existing insurance coverage of all types in effect or
procure substantially similar substitute insurance
policies with financially sound and reputable
insurance companies in at least such amounts and
against such risks as are currently covered by such
policies if such insurance coverage is available,
except for insurance coverage the failure to so keep
in effect would not have a material adverse effect on
the Condition of MetLife or of MetLife and the MetLife
Subsidiaries taken as a whole;
(f) 	MetLife (i) will not dispose of or
terminate the MetLife brokerage operation, (ii) will
not make any acquisition or organizational change
inconsistent with the role that the Statement of
Operating Principles envisions for NEVLICO following
the Merger and (iii) in general shall otherwise con-
duct its Business in a manner which is consistent with
its intent to proceed in good faith in the manner set
forth in the Statement of Operating Principles; and
(g) 	MetLife shall not agree, in writing or
otherwise, to take any of the actions prohibited by
the foregoing clauses (a) through (f).
IIISection .4   Reasonable Efforts;
Cooperation with Respect to Private Letter Ruling.
(a) Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, to do, or cause to be done, and to assist and cooperate with the other party hereto in doing or causing to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, includ-ing, but not limited to, (i) the actions set forth in
Article III hereof, (ii) the obtaining of all neces-sary actions or nonactions, waivers, consents and approvals from all appropriate Governmental Entities and other Persons and the making of all necessary registrations and filings, (iii) the obtaining of the opinions and the Combined No-Action Letter referred to in Section 3.2, (iv) the resolution of all organiza-tional and human resources issues relating to the transactions contemplated hereby, including, but not limited to, conveying information to employees and agents and counseling such individuals and (v) the defending of any Proceedings challenging this Agree-ment or the consummation of the transactions contem-plated hereby, the defense of which shall, at the request of either TNE or MetLife, be conducted jointly by MetLife and TNE on a basis that is satisfactory to both TNE and MetLife.
IIISection .5

(a)   As promptly as practicable after the
date hereof, MetLife shall prepare a request for a
private letter ruling from the IRS with respect to the
matters set forth as items (1) through (4) and (11)
through (15) of Exhibit F hereof, and such other
matters as to which MetLife and TNE shall agree (with
such request for a private letter ruling, together
with any exhibits, attachments or supplements, re-
ferred to herein as the Ruling Request).  Prior to
the filing of the Ruling Request, MetLife shall submit
to TNE, for TNEs review and comment, draft copies of
the proposed Ruling Request, and, as soon as practica-
ble thereafter, TNE shall advise MetLife of any recom-
mended changes to the proposed Ruling Request, and
MetLife and TNE shall consult in good faith to resolve
any disagreements that may arise with respect to the
incorporation of TNEs recommended changes, if any, to
the Ruling Request.  TNE and MetLife will cooperate in
taking all reasonable steps necessary for the sub-
mission of the Ruling Request, including the execution
of powers of attorney authorizing their respective
counsels to represent them with respect to the Ruling
Request, declarations of the accuracy of the state-
ments made in the Ruling Request, and any other
documentation necessary or appropriate for the
submission of the Ruling Request.  MetLife and TNE
shall jointly submit the Ruling Request, and shall be
joint signatories with respect to such Ruling Request.
 MetLife shall draft any responses to any request for
additional information or analysis requested by the
IRS.  Prior to the filing of any such response,
MetLife shall submit a draft of such response to TNE
for TNEs review and comment, and as soon as
practicable thereafter, TNE shall advise MetLife of
any recommended changes to the proposed response, and
MetLife and TNE shall consult in good faith to resolve
any disagreements that may arise with respect to the
incorporation of TNEs recommended changes, if any, to
the proposed response.  MetLife shall be designated in
the Ruling Request as the party with primary responsi-
bility for discussions with the IRS relating thereto,
and MetLife shall notify TNE of any in-person meeting
scheduled with the IRS to discuss the Ruling Request,
and shall provide TNE with an opportunity to
participate in any such meeting.  MetLife will also
notify TNE of, and shall provide TNE with an oppor-
tunity to participate in, any other communications
with the IRS to the extent that such communications
pertain to the tax consequences of the transactions
contemplated hereby to TNE, any TNE Subsidiary or any
policyholders of TNE or of any TNE Subsidiary.
(b) 	TNE will, and will cause the NEIC
Entities to, and cooperate with MetLife to, take any actions reasonably requested by MetLife to prevent a possible termination and reconstitution of NEIC for federal income tax purposes as a result of the Merger and to prevent or minimize any expenses as a result thereof.
II.2   Access and Information.  Each of
MetLife and TNE shall (i) afford to the other and the others accountants, legal counsel and other advisers full access, during normal business hours through the period immediately prior to the Effective Time, to all of its and its Subsidiaries and, to the extent reasonably available, its Affiliates Assets, books, Contracts, commitments and records (including, but not limited to, TNEs Tax Returns, but excluding any documents relating to active litigation to which MetLife, TNE or any of their respective Subsidiaries is a party which are subject to the attorney-client privilege) and TNE Real Property (including, but not limited to, access for environmental testing), pro-vided that each party hereto shall indemnify the other, on customary terms, for any tortious actions taken by such party or its agents or representatives on the others real property in connection with such access, and (ii) during such period, each of MetLife and TNE shall furnish promptly to the other all such information concerning its Business, Assets and personnel or that of any of its Subsidiaries or other
Affiliates, as the other may reasonably request. Nei-ther party will use any such information to the detri-ment of the other party and each will be bound by the provisions of the Confidentiality Agreement in respect of such information; provided, however, that, after the Effective Time the Confidentiality Agreement shall be null and void and of no further force and effect and the Surviving Company may disclose any such information.
		As promptly as practicable after the date hereof (but in no event later than October 15, 1995), TNE shall deliver to MetLife a true, complete and correct list of all Contracts (other than Contracts which are terminable on notice of 90 days or less without penalty, damage or other adverse effect) to which any separate account of TNE is a party or to which it or any of its Assets may be subject
(including, but not limited to, TNE JV Agreements, loan documents and documents relating thereto for borrowings, guarantees, master leases, ground leases and title insurance policies) pursuant to which a consent or approval may be required from any third party in connection with the Merger or which would be accelerated or terminated as a consequence of the Merger, and TNE and MetLife will cooperate in obtaining the necessary consents under such Contracts and in minimizing the economic consequences of any terminations or accelerations under such Contracts.
II.3   Approvals and Filings.  Each of MetLife
and TNE shall timely provide, and shall cause their respective Subsidiaries and other Affiliates to timely provide, information reasonably requested by the other party for use in connection with any application or notification that may be made to applicable Governmen-tal Entities in connection with the transactions con-templated hereby. Each of MetLife and TNE shall make, and cause their respective Subsidiaries and other
Affiliates, where applicable, to make, all filings, as soon as reasonably practicable, including, but not limited to, those under the HSR Act, the Securities
Act, the Exchange Act, the Investment Company Act and the Advisers Act, required in order to facilitate prompt consummation of the Merger and the other transactions contemplated by this Agreement. In addi-tion, each of TNE and MetLife shall use, and shall cause its Subsidiaries and other Affiliates (where applicable) to use, their respective best efforts, and shall cooperate fully with each other: (i) to comply as promptly as reasonably practicable with all requirements of Governmental Entities applicable to the Merger and the other transactions contemplated herein; and (ii) to obtain as promptly as reasonably practicable all permits, orders or other consents of Governmental Entities and consents of all third par-ties necessary for the consummation of the Merger at the Effective Time and the other transactions contemplated herein. Each of MetLife and TNE shall use, and shall cause their respective Subsidiaries and other Affiliates (where applicable) to use, their re-spective best efforts to provide such information and communications to Governmental Entities as such Governmental Entities may request. Each of MetLife and TNE shall promptly deliver to the other party copies of all documents proposed to be filed with Governmental Entities by it or its Subsidiaries and other Affiliates with respect to the transactions contemplated hereby in advance of such filings and shall consult with the other regarding such filings before making any such filings and each shall provide the other with copies of all such documents which are filed with Governmental Entities and copies of all correspondence to and from such Governmental Entities in connection therewith. TNE also shall submit to MetLife for its prior approval copies of all descriptions of the transactions contemplated hereby or of MetLife or any MetLife Subsidiaries which are proposed for inclusion in any material to be sent to its and its Subsidiaries advisory clients pursuant to Sections 6.7 and 6.8 hereof.
II.4   Satisfaction of Section 15 of the
Investment Company Act. (a) TNE shall, and shall cause each entity listed on Section 6.7(a) of the TNE
Disclosure Schedule to, use its and their best efforts to solicit and obtain the approval of the board of trustees, directors or similar governing body of any TNE Group Fund that is registered under the Investment
Company Act for which any TNE Asset Management Company serves as investment adviser or manager (including as subadviser or submanager) to (i) approve, and to solicit their respective shareholders as promptly as reasonably practicable with regard to the approval of, new Investment Advisory Contracts with the applicable
TNE Asset Management Company acting as investment adviser or subadviser for such TNE Group Fund, to be effective at the Effective Time, all to the extent re-quired by, and consistent with all requirements of the Investment Company Act applicable thereto; provided, however, that such new Contracts shall be identical in all material respects to the existing Contracts and
(ii) nominate and elect, or to the extent required in order to satisfy the conditions of Sections 15(f) and 16(b) of the Investment Company Act applicable thereto, solicit their respective shareholders as promptly as reasonably practical with regard to the election of, the individuals listed in Section 6.7(a) of the TNE Disclosure Schedule and such other individ-uals as may be necessary to satisfy the conditions of Sections 15(f) and 16(b) of the Investment Company
Act.
(a)   TNE shall, and shall cause each of the
applicable TNE Asset Management Companies to, use its best efforts to ensure the satisfaction of the condi-tions set forth in Sections 15(f) and 16(b) of the In-vestment Company Act with respect to each TNE Group
Fund that is registered under the Investment Company
Act for which any TNE Asset Management Company serves as investment adviser or manager (including as subadviser or submanager).
(b)

ARTICLE I Section .1   Advisory Contract
Consents.  As soon as reasonably practicable, TNE
shall, and shall cause each of the applicable TNE
Asset Management Companies to, inform its and their
noninvestment company advisory clients of the transac-
tions contemplated by this Agreement and shall, in
compliance with the Advisers Act and any other
applicable Law, request such clients consent as may
be necessary to effect the assignment of their Invest-
ment Advisory Related Agreements.  MetLife agrees that
TNE may satisfy this obligation, insofar as it relates
to noninvestment company advisory clients (other than
collective investment arrangements managed by a TNE
Asset Management Company as to which the governing in-
struments or applicable Law require any different or
supplemental procedure, in which case such different
or supplemental procedures must be followed), by
providing each such client with the notice contem-
plated by the first sentence of this Section 6.8 and
obtaining either a new investment advisory agreement
with such client effective at the Effective Time or
such clients consent in the form of an actual written
consent or in the form of an implied consent and
complying with any other requirements including, but
not limited to, to the extent applicable, the disclo-
sure requirements of Rule 204-3 of the Advisers Act.
It is understood that such implied consent may be ob-
tained by requesting written consent as aforesaid and
informing such client in writing at least sixty (60)
days in advance of the Effective Time of: (i) the
transactions contemplated hereby and TNEs intention
to complete such transactions so as to result in a
statutory assignment of such Investment Advisory
Related Agreements, (ii) TNEs (or the applicable TNE
Asset Management Companys) intention to continue the
advisory services, pursuant to the existing Investment
Advisory Related Agreement with such client after the
Effective Date if such client does not terminate such
Investment Advisory Related Agreement prior to the
Effective Time; and (iii) the fact that the consent of
such client will be implied if such client continues
to accept such advisory services without termination.
ARTICLE I Section .2   Compliance with Section
15(f) of the Investment Company Act by MetLife.
MetLife shall conduct its Business and shall cause
each of its Subsidiaries and other Affiliates to
conduct their respective Businesses so as to assure
that, insofar as is within their control, all of the
conditions of Section 15(f) of the Investment Company
Act with respect to each TNE Group Fund shall be
satisfied.
ARTICLE ISection .3   Notification of Certain
Other Matters.  MetLife and TNE shall promptly notify
each other whenever MetLife (or any MetLife
Subsidiary) or TNE (or any TNE Subsidiary) has Knowl-
edge of:
(i)   any notice of, or other
communication relating to, a default or event
which, with notice or lapse of time or both,
would become a default, received by such
party, any of its Subsidiaries or any of its
Joint Ventures subsequent to the date of this
Agreement and prior to the Effective Time, in
the case of TNE under any Contract of a type
required to be disclosed pursuant to Section
4.16 hereof to which TNE or any TNE
Subsidiary or TNE Joint Venture is a party or
by which any of them or any of their respec-
tive Assets may be subject or bound or, in
the case of either MetLife or TNE, under any
Contract pursuant to which a default
thereunder would have a material adverse
effect on the Condition of MetLife or of
MetLife and the MetLife Subsidiaries taken as
a whole or of TNE or of TNE and its Sub-
sidiaries taken as a whole, respectively;
(ii)   the occurrence of any
event which, with notice or lapse of time or
both, may reasonably be expected to result in
a default in the case of TNE, under any Con-
tract to which TNE, any TNE Subsidiary or any
TNE Joint Venture is a party or, in the case
of either MetLife or TNE, under any Contract
pursuant to which a default thereunder would
have a material adverse effect on the
Condition of MetLife or of MetLife and the
MetLife Subsidiaries taken as a whole or of
TNE or of TNE and its Subsidiaries taken as a
whole, respectively;
(iii)   any notice or other communication from
or to any Person alleging
that the consent of such Person is or may be
required in connection with the execution of
this Agreement or the consummation of the
transactions contemplated hereby;
(iv)   any notice or other
communication from or to any Governmental
Entity in connection with this Agreement or
the transactions contemplated hereby; and
(v)   any change or other event
which may have a material adverse effect on
the Condition of such party or of such party
and its Subsidiaries taken as a whole, or the
occurrence of an event or development, other
than one affecting the life insurance
industry generally which, so far as reason-
ably can be foreseen at the time of its
occurrence, is likely to result in any such
change.
ARTICLE ISection .4   Indemnification.
MetLife agrees that all rights to
indemnification now existing in favor of the
employees, directors, agents or officers of TNE
(individually, an Indemnitee), with respect to any
Losses based on, arising, in whole or in part, out of,
or otherwise in respect of, any action which is taken,
or matter existing or occurring on or prior to the
Effective Time, as provided in TNEs charter or bylaws
or otherwise existing under Law on the date hereof
shall survive the Merger; provided, however, that the
foregoing is not meant to and shall not create or give
any Person any additional right to indemnification not
otherwise existing on or prior to the Effective Time.
 MetLife agrees to use reasonable efforts to obtain
directors and officers insurance on substantially the
terms presently in effect covering directors and
officers of TNE and of each of the TNE Subsidiaries,
with respect to any Losses based on, arising, in whole
or in part, out of, or otherwise in respect of, any
action which is taken, or matter existing or occurring
on or prior to the Effective Time, and to continue
such insurance until the sixth anniversary of the
Effective Time, provided that such insurance is
available on commercially reasonable terms (including
cost).  If such insurance is not available on such
terms, MetLife shall indemnify such persons to the
same extent as the present indemnification and
insurance arrangements, subject to any limitations on
such indemnity under applicable law.
ARTICLE I Section .5   Supplemental Disclosure.
 (a) Each of MetLife and TNE shall have the continuing
obligation promptly to supplement or amend the MetLife
Disclosure Schedule or the TNE Disclosure Schedule, as
the case may be, with respect to (i) any material
matter hereafter arising including, but not limited
to, the Harris Acquisition as provided below, and (ii)
any material matter hereafter discovered which, in the
case of a matter being disclosed pursuant to clause
(i) hereof if existing at the date hereof or, in the
case of a matter being disclosed pursuant to clause
(ii) hereof, if known at the date hereof would have
been required to be set forth or described therein;
provided, however, that for the purpose of the rights
and obligations of the parties hereunder, any such
supplemental or amended disclosure by any party for a
matter being disclosed pursuant to clause (ii) hereof
shall not be deemed to have been disclosed as of the
date hereof unless so agreed to in writing by the
other party.
 		(b)	NEIC has entered into a Partnership
Admission Agreement dated June 22, 1995 with Harris
Associates, Inc. and Harris Associates, L.P.
(Harris) relating to the acquisition by NEIC of the
business of Harris (the Harris Acquisition).  TNE
has made representatives of NEIC available to discuss
the Harris Acquisition and the business of Harris with
representatives of MetLife.  TNE hereby agrees that it
and NEIC will, between the date hereof and the
Effective Time, (1) make available to MetLife such
additional information relating to Harris and the
Harris Acquisition in the possession of TNE or NEIC as
MetLife may reasonably request and (2) notify MetLife,
promptly upon the occurrence of any of the following
events, that such event has occurred: (x) that the
Harris Acquisition has been consummated, (y) that
NEIC, Harris or Harris Associates, Inc. has exercised
any right not to consummate the Harris Acquisition or
(z) that NEIC has waived the satisfaction of any
covenant or condition that, in the absence of such
waiver, would constitute a basis for NEIC not to
consummate the Harris Acquisition.
ARTICLE I Section .6   No Solicitations.  TNE
shall not, nor shall TNE permit any TNE Subsidiary to,
nor shall it authorize or permit any of its officers,
directors or employees or any investment banker,
financial advisor, attorney, accountant, actuary or
other Person retained by it or on its behalf or by or
on behalf of any TNE Subsidiary, to:  (a) solicit or
encourage (including, but not limited to, by way of
furnishing information), or take any action to
facilitate or pursue, any inquiries or the making of
any proposal which constitutes, or may reasonably lead
to, any Reorganization Proposal, (b) except as
required by applicable law, participate in any discus-
sions or negotiations regarding or furnish to any
Person other than MetLife (and its representatives)
any information with respect to, or otherwise
cooperate in any way with, or assist or participate in
or facilitate any efforts or attempts by any Person
with respect to, any proposal which constitutes, or
may reasonably lead to, any Reorganization Proposal,
or (c) agree to, approve or endorse any Reorganization
Proposal.  TNE shall, and shall cause each TNE
Subsidiary and each officer, trustee, director,
employee, investment banker, financial advisor,
attorney, accountant, actuary or other Person retained
by it or on its behalf or by or on behalf of any TNE
Subsidiary, to immediately cease and terminate any
existing activities, discussions or negotiations
regarding the making of any proposal which
constitutes, or may reasonably lead to, any Reorgani-
zation Proposal.  TNE shall promptly advise MetLife of
all inquiries or proposals relating to any Reorga-
nization Proposal however preliminary, and shall
communicate to MetLife the full and complete details
of any such inquiry or proposal, including, but not
limited to, the identity of all Persons involved.  As
used in this Agreement, Reorganization Proposal
shall mean any proposal for, or to discuss, a merger,
consolidation, acquisition, sale of all or a
substantial portion of Assets, demutualization, bulk
or assumption reinsurance arrangement involving all or
a substantial portion of insurance Liabilities or
other reorganization, arrangement or business combi-
nation involving TNE or any TNE Subsidiary (other than
any NEIC Entity, but including NEIC, Inc.) or any pro-
posal or offer for, or to discuss, the acquisition in
any manner of a substantial equity interest in, or a
substantial portion of the Assets or Business or any
line of business of, TNE or of any TNE Subsidiary,
other than the transactions contemplated by this
Agreement.
ARTICLE I Section .7   Dividend Policy.
MetLife and TNE agree that the general principles and
practices guiding the dividend policy for the Surviv-
ing Company are as set forth in Exhibit B hereto.
ARTICLE I Section .8   Statement of Operating
Principles.  MetLife and TNE intend that the Surviving
Company proceed in good faith to conduct its business
in the manner set forth in the Statement of Operating
Principles.  However, both parties recognize that
MetLife retains all prerogatives of a parent company
insofar as any of its Subsidiaries are concerned, that
MetLife has the right, but no present intention, to
alter, amend or deviate from such Statement of Operat-
ing Principles and that no term or provision of this
Agreement shall limit such right.  It is recognized
and agreed by TNE and MetLife that the Statement of
Operating Principles is not a binding and enforceable
agreement and that no Person (including, but not
limited to, the parties hereto) has the right to en-
force all or any part of the Statement of Operating
Principles against MetLife, TNE or any other Person as
if it were a binding agreement.
ARTICLE I Section .9 	Exclusivity.  MetLife
hereby agrees that it will not directly or through any
of its directors, officers, employees, agents or
advisers , (i) discuss with any third party a possible
merger in which MetLife is not the surviving entity or
any proposal which would be an alternative to or
otherwise inconsistent with a merger with TNE or which
would violate the covenants set forth in Section 6.3
hereof, (ii) consider proposals from any third party
for a possible merger in which MetLife is not the
surviving entity or any proposal which would be an
alternative to or otherwise inconsistent with a merger
with TNE or which would violate the covenants set
forth in Section 6.3 hereof or (iii) discuss with any
third party, or consider any third party proposal for,
any transaction which would materially and adversely
affect the ability of MetLife and of TNE to merge or
to perform the covenants in Section 6.17 hereto or
which would violate the covenants set forth in Section
6.3, unless and until this Agreement has been termi-
nated pursuant to Article VIII.
ARTICLE I Section .10   Covenants of Surviving
Company.
(b) 	The compensation, employee benefit,
severance and management incentive plans and programs
of NELICO after the Effective Time will be established
by their respective executive officers and boards of
directors, with consultation as appropriate with
MetLife.
(c) 	Any Person who was actively employed by
TNE immediately prior to the Effective Time and who
(a) is employed on or after the Effective Time by the
Surviving Company or NELICO and (b) receives notice
not later than ninety days after the Effective Time
that his or her employment will be terminated not
later than June 30, 1997 (other than Persons who are
being transferred between the Surviving Company and
NELICO or any other Subsidiary of the Surviving
Company) shall be entitled to severance payments from
the Surviving Company or NELICO, as the case may be,
in accordance with the terms set forth in Exhibit G
hereto.
(d) 	The charter and bylaws of NELICO immedi-
ately after the Effective Time shall be in the
respective forms attached hereto as Exhibits H and I.
 Promptly after the Effective Time, the Surviving
Company shall cause a special meeting of the board of
directors of NELICO (the composition of which shall be
as set forth in Section 3.3 hereof) to be held and
shall use its best efforts to have NELICO elect the
Persons listed on Exhibit J hereto to the offices
indicated for them.
(e) 	Promptly after the Effective Time, the
TNE Subsidiaries set forth on Exhibit K will be
contributed to NELICO.
(f)  The Surviving Company shall pay or cause
to be paid any real property transfer or gain taxes to
which the TNE policyholders may be subject as a result
of the Merger.
(g)  Although on the date hereof MetLife is
not actively considering demutualization, if the
Surviving Company were to seek to demutualize, the
Surviving Company would submit a plan of
demutualization to the New York Insurance Department
which provides for all of its policyholders,
including, but not limited to, those policyholders who
formerly were TNE policyholders and who became
Surviving Company policyholders as a result of the
Merger, to be treated fairly and equitably under such
plan.  In furtherance of any plan of demutualization,
the Surviving Company would want to use the fairest
method to allocate value among its classes of
policyholders.  If the Surviving Company were to
demutualize under the New York Insurance Law in effect
on the date hereof and under actuarial theory and
practice as it exists on the date hereof, the
Surviving Company would use the histori-
cal/prospective method of equity share calculation
referred to by the Society of Actuaries Task Force in
its paper reported in Volume XXXIX (1987) of the
Transactions of the Society of Actuaries to measure
policyholder contributions subject to the approval of
the New York Insurance Department; provided, however,
that in the future, the Surviving Company would
consider any other method of calculating policyholder
contribution which, at the time a demutualization plan
is being developed, is considered preferable to the
historical/prospective method as the method which most
fairly determines policyholder equity shares, subject
to the approval of the New York Insurance Department.
 Further, if the Surviving Company were to
demutualize, extraordinary losses or expenses arising
from the activities of TNE prior to the Merger but not
arising from participating insurance operations, such
as extraordinary litigation losses and extraordinary
expenses relating to TNE separate accounts, including
without limitation, certain litigation (or any
settlement thereof) with the Washington State
Investment Board, and payments, if any, made to any of
TNEs senior officers under the employment security
agreements approved by the TNE Board of Directors,
would not, in determining the equity shares of
policyholders, be chargeable solely to TNE
policyholders who become Surviving Company
policyholders as a result of the Merger, but would be
taken into account proportionately in the calculation
of the equity shares of all MetLife policyholders
(including, but not limited to, such TNE
policyholders).
ARTICLE II
	CONDITIONS
ARTICLE II Section .1   Conditions to
Obligation of TNE to Effect the Merger.  The
obligations of TNE to effect the Merger shall be
subject to the fulfillment at or prior to the
Effective Time of the following conditions, any one or
more of which may be waived by TNE, but only to the
extent permitted by Law:
(b) 	this Agreement shall have been approved
and adopted by the requisite votes of the respective
Members of MetLife and of TNE;
(c) 	all Governmental Approvals or other ap-
provals from any Governmental Entities required to be
obtained prior to the Effective Time shall have been
obtained and not rescinded or adversely modified or
limited, other than Governmental Approvals the absence
of which would have no material adverse effect on the
Condition of TNE or of TNE and the TNE Subsidiaries
taken as a whole or the Condition of MetLife or of
MetLife and the MetLife Subsidiaries taken as a whole
or the consummation of the transactions contemplated
hereby;
(d) 	all waiting periods under the HSR Act
applicable to the Merger shall have expired or been
terminated;
(e) 	(i) MetLife shall have performed and
complied in all material respects with all obliga-
tions, covenants and agreements required to be
performed and complied with by it under this Agreement
at or prior to the Effective Time and (ii) the
representations and warranties of MetLife contained in
this Agreement shall be true and correct in all
material respects when made, except as otherwise
contemplated or permitted by this Agreement and except
as to (i) any breach of which TNE or any of its
advisers, as a result of information obtained during
the course of their examination of MetLife, the
MetLife Subsidiaries, the MetLife Joint Ventures, the
MetLife Group of Funds and other Affiliates of MetLife
in connection with the transactions contemplated by
this Agreement, had actual knowledge on the date
hereof and (ii) any other breaches thereof which in
the aggregate (taking into account any representation
which, by virtue of Section 9.8(b) hereof, is deemed
not to be qualified as to material adverse effect)
would reasonably be expected to result in actual
present losses and actual future losses (valued on a
discounted basis using the applicable U.S. Treasury
strip curve rates) to MetLife and the MetLife
Subsidiaries not exceeding Seven Hundred and Fifty
Million Dollars ($750,000,000), and (iii) TNE shall
have received a certificate dated the Effective Time
of the Chairman of the Board, the President, a Senior
Executive Vice President or an Executive Vice
President of MetLife as to the satisfaction of this
condition;
(f) 	(i) no Order or Law entered, promulgated
or enacted by any Governmental Entity shall be in
effect which would prevent the consummation of the
Merger or the other transactions contemplated hereby,
(ii) no Proceeding brought by a Governmental Entity
shall have been commenced and be pending which seeks
to restrain, prevent or materially delay or re-
structure the transactions contemplated hereby or
which otherwise questions the validity or legality of
the Merger and (iii) no approval by any Governmental
Entity in connection with the Merger and the
transactions contemplated hereby shall have been
granted which would impose conditions which would
significantly impair, in TNEs reasonable opinion, the
ability of TNE to realize the benefits of the Merger
and of the other transactions contemplated hereby;
(g) 	all consents, approvals and waivers of
any Person required to consummate the transactions
contemplated hereby shall have been obtained which, if
not obtained, would, individually or in the aggregate,
have a material adverse effect on the Condition of
MetLife or of MetLife and the MetLife Subsidiaries
taken as a whole or the Condition of TNE or of TNE and
the TNE Subsidiaries taken as a whole, or which would
prevent the consummation of the transactions
contemplated hereby;
(h) 	TNE shall have received a private letter
ruling from the IRS substantially to the effect of
items (1) through (3) of Exhibit C hereto and shall
have received either a private letter ruling from the
IRS or an opinion of Dewey Ballantine that is dated as
of the Effective Time, which opinion shall be based,
among other things, upon reasonably requested
representation letters of TNE and MetLife, substan-
tially to the effect of items (4) through (12) of
Exhibit C hereto, provided however, that in determin-
ing whether a ruling or opinion, as the case may be,
is substantially to the effect of any item of Exhibit
C, any income or gain recognized by a policyholder, or
any adjustment to the basis of a policy, relating to
the payment by TNE or MetLife of any real property
transfer or gains tax to which the TNE policyholders
may be subject as a result of the Merger shall not be
taken into account;
(i) 	TNE shall have received on the date of
the mailing or publication of the Meeting Notice from
Morgan Stanley & Co. Incorporated an opinion, in cus-
tomary form, dated such date, to the effect that the
Merger is fair to TNE and the policyholders of TNE
from a financial point of view;
(j) 	TNE shall have received an opinion of
counsel to MetLife, dated the Effective Time, substan-
tially as set forth in Exhibit D hereto; and
(k) 	the Combined No-Action Letter shall have
been obtained in form and substance reasonably
satisfactory to TNE and all related filings and
mailings referred to in Section 3.2 hereof shall have
been made.
ARTICLE IISection .2   Conditions to
Obligation of  MetLife to Effect the Merger.  The
obligations of MetLife to effect the Merger shall be
subject to the fulfillment at or prior to the
Effective Time of the following conditions, any one or
more of which may be waived by MetLife, but only to
the extent permitted by Law:
(b) 	this Agreement shall have been approved
and adopted by the requisite votes of the respective
Members of MetLife and of TNE;
(c) 	all Governmental Approvals or other ap-
provals from any Governmental Entities required to be
obtained prior to the Effective Time shall have been
obtained and not rescinded or adversely modified or
limited, other than Governmental Approvals the absence
of which would not have a material adverse effect on
the Condition of TNE or of TNE and the TNE Subsid-
iaries taken as a whole or the Condition of MetLife
and the MetLife Subsidiaries taken as a whole or the
consummation of the transactions contemplated hereby;
(d) 	all waiting periods under the HSR Act
applicable to the Merger shall have expired or been
terminated;
(e) 	(i) TNE shall have performed and com-
plied in all material respects with all obligations,
covenants  and agreements required to be performed and
complied with by it under this Agreement at or prior
to the Effective Time and (ii) the representations and
warranties of TNE contained in this Agreement shall be
true and correct in all material respects when made,
except as otherwise contemplated or permitted by this
Agreement and except as to (A) any breach of which
MetLife or any of its advisers as a result of
information obtained during the course of their
examination of TNE, the TNE Subsidiaries, the TNE
Joint Ventures, the TNE Group of Funds and other
Affiliates of TNE in connection with the transactions
contemplated by this Agreement, had actual knowledge
on the date hereof and (B) any other breaches thereof
which in the aggregate (taking into account any
representation which, by virtue of Section 9.8(b)
hereof, is deemed not to be qualified as to material
adverse effect) would reasonably be expected to result
in actual present losses and actual future losses
(valued on a discounted basis using the applicable
U.S. Treasury strip curve rates) to TNE and the TNE
Subsidiaries not exceeding One Hundred Million Dollars
($100,000,000), and (C) MetLife shall have received a
certificate dated the Effective Time of the Chairman
of the Board, the President or an Executive Vice
President of TNE as to the satisfaction of this condi-
tion;
(f) 	 (i) no Order or Law shall be in effect
which would prevent the consummation of the Merger or
the other transactions contemplated thereby, (ii) no
Proceeding brought by a Governmental Entity shall have
been commenced and be pending which seeks to restrain,
prevent or materially delay or restructure the
transactions contemplated hereby or which otherwise
questions the validity or legality of the Merger and
(iii) no approval by any Governmental Entity in
connection with the Merger and the transactions
contemplated hereby shall have been granted which
would impose conditions which would significantly
impair, in MetLifes reasonable opinion, the ability
of MetLife to realize the benefits of the Merger and
of the other transactions contemplated hereby;
(g) 	all consents, approvals and waivers of
any Person required to consummate the transactions
contemplated hereby shall have been obtained which, if
not obtained, would, individually or in the aggregate,
have a material adverse effect on the Condition of
MetLife or of MetLife and the MetLife Subsidiaries
taken as a whole or the Condition of TNE or of TNE and
the TNE Subsidiaries taken as a whole, or which would
prevent the consummation of the transactions
contemplated hereby;
(h) 	TNE or the appropriate TNE Asset Manage-
ment Companies shall have obtained actual or, in
MetLifes reasonable opinion, deemed consents from, or
entered into new investment advisory agreements with,
accounts representing not less than eighty percent
(80%) of the dollar amount of assets under management
by the TNE Asset Management Companies as of the date
of this Agreement in accordance with Sections 6.7 and
6.8 hereof; provided, however, that (i) consents from
and new investment advisory agreements with any TNE
Insurers with regard to general account assets and
assets under management by Copley Real Estate
Advisors, Inc. and Copley Advisors, Inc. and (ii) the
dollar amount of general account assets of the TNE
Insurers managed by the TNE Asset Management Companies
and assets under management by Copley Real Estate
Advisors, Inc. and Copley Advisors, Inc., in each case
shall not be counted for the purposes of calculating
the percentage under this subsection;
(i) 	the Combined No-Action Letter shall have
been obtained in form and substance reasonably
satisfactory to MetLife and all related filings and
mailings referred to in Section 3.2 shall have been
made;
(j) 	MetLife shall have received a private
letter ruling from the IRS substantially to the effect
of items (1) through (4) of Exhibit F hereto, and
shall have received either a private letter ruling
from the IRS or an opinion of Skadden, Arps, Slate,
Meagher & Flom that is dated the Effective Time, which
opinion shall be based, among other things, upon
reasonably requested representation letters of TNE and
MetLife, substantially to the effect of items (5)
through (15) set forth on Exhibit F hereto, provided
however, that in determining whether a ruling or
opinion, as the case may be, is substantially to the
effect of any item of Exhibit F, any income or gain
recognized by a policyholder, or any adjustment to the
basis of a policy, relating to the payment by TNE or
MetLife of any real property transfer or gains tax to
which the TNE policyholders may be subject as a result
of the Merger shall not be taken into account;
(k) 	MetLife shall have received on the date
of the mailing or publication of the Meeting Notice
from CS First Boston Corporation an opinion, in
customary form, dated such date, to the effect that
the Merger is fair to MetLife and the policyholders of
MetLife from a financial point of view; and
(l) 	MetLife shall have received an opinion
of counsel to TNE and NEIC, dated the Effective Time, substantially as set forth in Exhibit E hereto.

ARTICLE III
	TERMINATION
ARTICLE IIISection .1   Termination.  This
Agreement may be terminated and the Merger abandoned
at any time prior to the Effective Time, whether
before or after approval of the Merger by the Members
of MetLife or of TNE:
(b) 	by mutual consent of the Board of Direc-
tors of MetLife and the Board of Directors of TNE;
(c) 	by the Board of Directors of MetLife or
the Board of Directors of TNE if the Merger shall not
have occurred on or before August 30, 1996; provided
that the right to terminate this Agreement under this
Section 8.1(b) shall not be available to any party
whose failure to fulfill any obligation under this
Agreement has been the cause of, or resulted in, the
failure of the Merger to have been consummated on or
before such date;
(d) 	by either the Board of Directors of
MetLife or the Board of Directors of TNE if the number
of votes in favor of this Agreement cast by the
Members of MetLife or of TNE required for the con-
summation of the Merger shall not have been obtained
at the meetings of Members or at any adjournment
thereof duly held for such purpose.
ARTICLE IIISection .2   Effect of Termination.
 In the event of the termination of this Agreement by
either MetLife or TNE, as provided above, this
Agreement shall thereafter become void and, except as
provided in Section 9.2(a) hereof, there shall be no
Liability on the part of any party hereto against the
other party hereto, or its directors, officers,
employees, policyholders or agents, except that any
such termination shall be without prejudice to the
rights of either party hereto arising out of the
willful breach by any other party of any representa-
tion or warranty or any covenant or agreement
contained in this Agreement.
ARTICLE IV
	MISCELLANEOUS
ARTICLE IVSection .1   Survival of
Representations and Warranties.  None of the
representations and warranties in this Agreement shall
survive the Effective Time.
ARTICLE IVSection .2   Fees and Expenses.
(b) 	If the Merger is not consummated, all
costs and expenses incurred in connection with this
Agreement and the transactions contemplated hereby
shall be paid by the party incurring such costs or
expenses, except for expenses incurred in connection
with the printing, mailing and solicitation of proxies
from policyholders and consents under investment
advisory agreements and all filing fees and related
expenses which shall be borne equally by MetLife and
TNE.
(c) 	The firms of Skadden, Arps, Slate,
Meagher & Flom, CS First Boston Corporation, Milliman
and Robertson, Fugro Environmental Consultants, Dames
& Moore Environmental Consultants, Vista Environmental
Information Inc. and Deloitte & Touche L.L.P. are
acting as advisers  to MetLife in connection with this
Agreement and the transactions contemplated hereby and
the firms of Dewey Ballantine, Ropes & Gray, Morgan
Stanley & Co. Incorporated and Coopers & Lybrand are
acting as advisers  to TNE in connection with this
Agreement and the transactions contemplated hereby.
Such firms each will receive reasonable and customary
compensation for their services and will be reimbursed
for certain reasonable out-of-pocket expenses.  In
addition, MetLife has agreed to indemnify CS First
Boston Corporation and TNE has agreed to indemnify
Morgan Stanley & Co. Incorporated against certain lia-
bilities and expenses in connection with its services.
 Such firms and certain shareholders, employees and
other Persons associated with such firms may be direc-
tors, trustees and/or Members of MetLife or TNE.
ARTICLE IVSection .3   Notices.  All notices
and other communications hereunder shall be in writing
and shall be deemed to have been duly given, upon
receipt, if mailed by registered or certified mail,
postage prepaid, return receipt requested, overnight
delivery, confirmed facsimile transmission or hand
delivered, as follows:
(b) 	If to MetLife, to:

			Metropolitan Life Insurance Company
			One Madison Avenue
			New York, New York  10010

			Attention:  General Counsel
			Facsimile No.:  (212) 578-3916

			with a copy to:

			Skadden, Arps, Slate, Meagher & Flom
			919 Third Avenue
			New York, New York  10022

			Attention:  Kenneth J. Bialkin, Esq.
			Facsimile No.:  (212) 735-2000

(b) 	If to TNE, to:

			New England Mutual Life Insurance
			  Company
			501 Boylston Street
			Boston, Massachusetts  02116-3700

			Attention:  H. James Wilson, Esq.
			Facsimile No.:  (617) 578-5603

			with a copy to:

			Dewey Ballantine
			1301 Avenue of the Americas
			New York, New York  10019

			Attention:  Jeff S. Liebmann, Esq.
			Facsimile No.:  (212) 259-6333

or to such other address as the Person to whom notice
is given may have previously furnished to the other
party in writing in accordance herewith.
ARTICLE ISection .1   Amendments.  This
Agreement may be amended by the parties hereto, at any
time before or after the approval of this Agreement by
the Members of MetLife or of TNE, but after such
approval no amendment or modification shall be made
which in any way materially adversely affects the
rights of such Members without the further approval of
such Members.  This Agreement may not be amended,
modified or supplemented except by written agreement
of the parties hereto and with the approval of the New
York Insurance Department and the Massachusetts
Division of Insurance.
ARTICLE ISection .2   No Waiver.  Nothing
contained in this Agreement shall cause the failure of
either party to insist upon strict compliance with any
covenant, obligation, condition or agreement contained
herein to operate as a waiver of, or estoppel with
respect to, any such covenant, obligation, condition
or agreement by the party entitled to the benefit
thereof.
ARTICLE ISection .3   Brokers.  TNE represents
and warrants that no broker, finder or investment
banker is entitled to any brokerage, finders or other
fee or commission in connection with the transactions
contemplated hereby based upon arrangements made by or
on behalf of TNE, except for TNEs financial advisor,
Morgan Stanley & Co. Incorporated, whose fees shall be
paid by TNE.  MetLife represents and warrants that no
broker, finder or investment banker is entitled to any
brokerage, finders or other fee or commission in
connection with the transactions contemplated hereby
based upon arrangements made by or on behalf of
MetLife, except for MetLifes financial advisor, CS
First Boston Corporation, whose fees shall be paid by
MetLife.
ARTICLE ISection .4   Publicity.  So long as
this Agreement is in effect, each of the parties
hereto (a) shall not, and shall cause its Affiliates
not to, issue or cause the publication of any press
release or other announcement to any non-affiliated
Person with respect to this Agreement or the
transactions contemplated hereby without the consent
of the other party, which consent shall not be
unreasonably withheld or delayed; provided, however,
that nothing contained herein or in the Confi-
dentiality Agreement shall (i) limit the right of each
of the parties hereto and their Affiliates to make a
legally required filing or communication (provided,
however, that, to the extent possible, such party
shall consult with the other party before making such
filing or communication) or to respond to any communi-
cations initiated by any non-affiliated Person,
including, but not limited to, any rating agency or
Governmental Entity or (ii) prohibit either party
hereto (or its Affiliates) from initiating communica-
tions with, and making presentations to, any rating
agency or Governmental Entity relating to the transac-
tions contemplated hereby if such party gives prior
notice thereof to the other party hereto, or (iii)
prohibit MetLife or TNE or any of their respective
Affiliates from communicating to any third party
information in any way relating to the Merger that has
been made known to the general public, other than in
violation of this Agreement, prior to the time of such
communication,  (b) shall cooperate fully with the
other party hereto with respect to issuing or pub-
lishing any press release, or other announcement or
other written communication to any non-affiliated
Person and preparing written and oral communications
to the employees and agents of each party hereto with
the purpose of effectuating the Merger in the best
interests of the respective Members of MetLife and TNE
and (c) shall promptly notify the other party of any
announcements which are made to affiliated Persons and
any communications received from and responses
provided to non-affiliated Persons, in either case,
with respect to this Agreement or the transactions
contemplated hereby.
ARTICLE ISection .5   Interpretation.  (a) For
purposes of this Agreement, a Persons Knowledge
shall mean (i) actual knowledge or reason to know
(assuming for such purposes that reasonable inquiry
has been made) by any officer of such Person with the
title of Senior Vice President or higher (or, if not a
corporation, any person holding a similar title or
position) or (ii) the actual Knowledge of any vice
president (or, if not a corporation, any person hold-
ing a similar title or position) of such Person with
respect to any matter or matters within the scope of
such persons responsibilities.
(b) 	As to any representations or warranties
of either of the parties hereto which are qualified as
to a material adverse effect (1) on the Condition of
any Person or of such Person and its Subsidiaries
taken as a whole, (2) on the ability of such Person or
a Subsidiary of such Person to carry on its Business
as now conducted, (3) based upon a monetary amount,
individually or in the aggregate, as the case may be,
(4) on the conduct of such Persons Business, (5) on
the ability of such Person to perform its obligations
under the Agreement or consummate the transactions
contemplated hereby or (6) on specified items or
matters set forth therein, and which are not violated
as a result of such qualification, for purposes of
Sections 7.1 and 7.2 hereof such representations shall
be deemed not to be so qualified to the extent that
the aggregate of all violations of all representations
which are so qualified (assuming that such representa-
tions are not so qualified) would have a material
adverse effect on the Condition of such party or of
such party and its Subsidiaries taken as a whole.
(c) 	References to materials provided  to a
party or  made available  to a party (or similar
phrases) shall mean that such materials were brought
to such party for its review or that such person was
admitted or invited to the room in which such material
was located, was specifically made aware of the
presence of such materials and was given full access
thereto.
(d) 	Except for the representations and
warranties set forth in Sections 4.11 and 4.15 hereof,
TNE shall not be deemed to have breached any
representation or warranty set forth in Article IV
hereof with respect to any Liability (other than a
Liability related to underlying TNE Real Property as
opposed to the ownership and management of such
property) which may arise as the result of the
ownership by a TNE Real Estate Joint Venture of any
TNE Real Property or the management by a TNE Real
Estate Joint Venture of any TNE Real Property it owns
except to the extent, in the case of each TNE Real
Property, that such Liability exceeds the lesser of
(a) One Million Dollars ($1,000,000) or (b) 25% of the
admitted asset value of such TNE Real Property.
(e) 	Notwithstanding anything in Article I to
the contrary, for purposes of the representations and
warranties set forth in Sections 4.9, 4.11 and 4.15
hereof, the dollar limits in Article I shall be
ignored, as if each such dollar limit was zero.
ARTICLE ISection .6   Headings.  The headings
contained in this Agreement are for reference purposes
only and
 shall not affect in any way the meaning or
interpretation of this Agreement.
ARTICLE ISection .7   Nonassignability.  This
Agreement shall not be assigned by either party hereto
by operation of Law or otherwise without the prior
written consent of the other party hereto.
ARTICLE ISection .8   Parties in Interest.
This Agreement shall be binding upon and inure solely
to the benefit of the parties hereto and their
permitted assigns, and nothing in this Agreement,
expressed or implied, is intended to confer upon any
other Person (including but not limited to, any
policyholder or employees of TNE, MetLife or their
Subsidiaries) any rights or remedies of any nature
under or by reason of this Agreement, except as
expressly provided in Section 6.11 hereof.
ARTICLE ISection .9   Counterparts.  This
Agreement may be executed in counterparts each of
which shall be deemed to constitute an original and
constitute one and the same instrument.
ARTICLE ISection .10   Governing Law;
Jurisdiction.  This Agreement shall be governed by and
construed and enforced in accordance with the laws of
the State of New York, except to the extent that the
Massachusetts Insurance Law shall be held to govern
the terms of the Merger, without regard to its con-
flict of laws rules.  Each of the parties hereto
submits to the jurisdiction of the state and Federal
courts sitting in the Borough of Manhattan, State and
County of New York, in any action or proceeding
arising out of or relating to this Agreement and that
all claims in respect of the action or proceeding may
be heard or determined in any such court.
ARTICLE ISection .11   Entire Agreement;
Statements as Representations.  This Agreement
(including the dividend policy for the Surviving
Company as set forth on Exhibit B hereto) and the
Confidentiality Agreement constitute the entire
agreement between the parties hereto and supersede all
prior agreements and understandings, oral or written,
between the parties hereto with respect to the subject
matter hereof and thereof.  All statements contained
in this Agreement or in the MetLife Disclosure
Schedule or the TNE Disclosure Schedule or in any
schedule, certificate, list or other document deliv-
ered pursuant to this Agreement shall be deemed
representations and warranties as such terms are used
in this Agreement.
ARTICLE ISection .12   Severability.  If any
provisions hereof shall be held invalid or
unenforceable by any court of competent jurisdiction
or as a result of future legislative action, such
holding or action shall be strictly construed and
shall not affect the validity or effect of any other
provision hereof; provided, however, that the parties
shall use reasonable efforts, including, but not
limited to, the amendment of this Agreement, to ensure
that this Agreement shall reflect as closely as
practicable the intent of the parties hereto.
ARTICLE ISection .13   Specific Performance.
Each of the parties hereto acknowledges and agrees that the other party hereto would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.
Accordingly, each of the parties hereto agrees that they each shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions thereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction, in addition to any other remedy to which MetLife or TNE may be entitled, at law or in equity.
ARTICLE ISection .14 .  Survival of Certain
Covenants.  The provisions of Sections 6.11, 6.14 and
6.17 hereof shall survive the Effective Time.


		IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of MetLife and of TNE as of the date first above written.
						METROPOLITAN LIFE
INSURANCE
						  COMPANY


						By /s/ Harry P. Kamen
						Its:  President
ATTEST:


By	Christine N. Markussen
Its:  Secretary

						NEW ENGLAND MUTUAL LIFE
						  INSURANCE COMPANY


						By	Robert A. Shafto
						Its:  President
ATTEST:


By	James A. Gallaher
Its:  Secretary


	AGREEMENT AND PLAN OF MERGER

	TABLE OF CONTENTS

	(Not Part of the Agreement)

	Page

	ARTICLE I
	DEFINITIONS

	Section 1.1    Definitions	 2

	ARTICLE II
	THE MERGER

	Section 2.1	The Merger	 28
	Section 2.2	Effective Time	 29
	Section 2.3	Charter and Bylaws of the
			 Surviving Company	 30
	Section 2.4	Board of Directors and Officers	 30

	ARTICLE III
	RELATED MATTERS

	Section 3.1	Member Approvals	 31
	Section 3.2	Combined No-Action Letter	 33
	Section 3.3	NELICO AND NEIC Boards of
		     Directors	 35

	ARTICLE IV
	REPRESENTATIONS AND WARRANTIES OF TNE

	Section 4.1	Organization and Qualification	 35
	Section 4.2	Capitalization of TNE
			 Subsidiaries.	 39
	Section 4.3	Authority Relative to this
		     Agreement	 41
	Section 4.4	No Violation	 42
	Section 4.5	SAP Statements	 44
	Section 4.6	GAAP Statements	 45
	Section 4.7	Reserves	 47
	Section 4.8	Absence of Certain Changes
			 or Events	 48
	Section 4.9	No Undisclosed Liabilities	 49
	Section 4.10	Taxes and Tax Returns	 50
	Section 4.11	Litigation	 58
	Section 4.12	Compliance with Law	 59
	Section 4.13	Employee Benefit Plans; ERISA	 63
	Section 4.14	Assets	 69
	Section 4.15	Environmental Matters	 88
	Section 4.16	Contracts	 91
	Section 4.17	Investment Management Matters	 97
	Section 4.18	Insurance Issued by TNE
			 Insurers	110
	Section 4.19	Cancellations	112
	Section 4.20	Operations Insurance	112
	Section 4.21	Labor Relations and Employment	114
	Section 4.22	Personnel	115
	Section 4.23	Warranties	115

	ARTICLE V
	REPRESENTATIONS AND WARRANTIES OF METLIFE

	Section 5.1	Organization and Qualification	117
	Section 5.2	Authority Relative to this
 Agreement	118
	Section 5.3	No Violation	119
	Section 5.4	SAP Statements	121
	Section 5.5	GAAP Statements	122
	Section 5.6	Reserves	123
	Section 5.7	Absence of Certain Changes or
  Events	124
	Section 5.8	No Undisclosed Liabilities	124
	Section 5.9	Litigation	125
	Section 5.10  Compliance with Law	126
	Section 5.11  Insurance Issued by MetLife	128
	Section 5.12  Warranties	129

	ARTICLE VI
	CERTAIN COVENANTS

	Section 6.1	TNE Conduct of Business Pending
			 the Merger	130
	Section 6.2	NEIC Entities Conduct of Business
			 Pending the Merger	141
	Section 6.3	MetLife Conduct of Business
			 Pending the Merger	145
	Section 6.4	Reasonable Efforts; Cooperation
			 with Respect to Private Letter
			 Ruling	147
	Section 6.5	Access and Information	150
	Section 6.6	Approvals and Filings	152
	Section 6.7	Satisfaction of Section 15 of
			 the Investment Company Act	154
	Section 6.8	Advisory Contract Consents	156
	Section 6.9	Compliance with Section 15(f)
			 of the Investment Company Act
			 by MetLife	157
	Section 6.10	Notification of Certain Other
		     Matters	158
	Section 6.11	Indemnification	160
	Section 6.12	Supplemental Disclosure	161
	Section 6.13	No Solicitations	162
	Section 6.14	Dividend Policy	164
	Section 6.15	Statement of Operating Principles	165
	Section 6.16	Exclusivity	165
	Section 6.17	Covenants of Surviving Company	166

	ARTICLE VII
	CONDITIONS

	Section 7.1	Conditions to Obligation of TNE
			 to Effect the Merger	169
	Section 7.2	Conditions to Obligation of
			 MetLife to Effect the Merger	174

	ARTICLE VIII
	TERMINATION

	Section 8.1	Termination	179
	Section 8.2	Effect of Termination	179

	ARTICLE IX
	MISCELLANEOUS
	Section 9.1	Survival of Representations and
Warranties	180
	Section 9.2	Fees and Expenses	180
	Section 9.3	Notices	181
	Section 9.4	Amendments	183
	Section 9.5	No Waiver	183
	Section 9.6	Brokers	183
	Section 9.7	Publicity	184
	Section 9.8	Interpretation	185
	Section 9.9	Headings	188
	Section 9.10  Nonassignability	188
	Section 9.11  Parties in Interest	188
	Section 9.12  Counterparts	188
	Section 9.13  Governing Law; Jurisdiction	189
	Section 9.14  Entire Agreement; Statements as
			 Representations	189
	Section 9.15  Severability	190
	Section 9.16  Specific Performance	190
	Section 9.17  Survival of Certain Covenants	191

SIGNATURES

MetLife Charter and By-laws	EXHIBIT A
Dividend and Surplus Principles
	and Practices	EXHIBIT B
Form of IRS Ruling or Opinion of Dewey
	Ballantine, Special Counsel to TNE	EXHIBIT C
Form of Opinion of counsel to MetLife	EXHIBIT D
Form of Opinion of counsel to TNE and NEIC	.EXHIBIT E
Form of IRS Ruling or Opinion of Skadden,
	Arps, Slate, Meagher & Flom,
	Special counsel to MetLife	EXHIBIT F
Severance Terms	EXHIBIT G
NELICO Charter	EXHIBIT H
NELICO By-laws	EXHIBIT I
NELICO Officers	EXHIBIT J
TNE Subsidiaries to be transferred
	to NELICO	EXHIBIT K


(..continued)

page




	SCHEDULE A




EXECUTIVE OFFICERS AND DIRECTORS OF METLIFE AND NE HOLDINGS
INFORMATION REQUIRED BY GENERAL INSTRUCTION C OF SCHEDULE 13D

Directors of MetLife

Allen E. Murray

250 Foxhunt Crescent
Syosset, NY 11791

Retired Chairman of the Board
and Chief Executive Officer
Mobile Corporation

Citizenship:  USA

John B. M. Place

1100 Union St.
San Francisco, CA 94109

Former Chairman of the Board
Crocker National Corporation

Citizenship USA

William S. Sneath

41 Leeward Lane
Riverside, Ct 06878

Retired Chairman of the Board
Union Carbide Corporation

Citizenship USA

Richard J. Mahoney

800 N. Lindbergh Boulevard
St. Louis, MO 63167

Chairman of the Executive Committee
Monsanto Company

Citizenship USA

James R. Houghton

The Field
spencer Hill Road
R.d.2
Corning, NY 14830

Chairman of the Board
and Chief Executive Officer
Corning Incorporated

Citizenship USA

Ted Athanassiades

One Madison Avenue
New York, New York 10010

Vice Chairman of the Board
Metropolitan Life Insurance Company

Citizenship USA

Curtis H. Barnette

1170 Eighth Avenue
Martin Tower 2118
Bethlehem, PA 18016-7699

Chairman of the Board and
Chief Executive Officer
Bethlehem Steel Corporation

Citizenship USA

Joan Ganz Cooney

1 Lincoln Plaza
New York, NY 10023

Chairman, Executive Committee
Childrens Television Workshop

Citizenship USA
Robert G. Schwartz

200 Park Avenue
New York, New York

Retired Chairman of the Board,
President and Chief Executive Officer
Metropolitan Life Insurance Company

Citizenship USA

Hugh B. Price

500 E. 62nd St.
New York, NY 10021

President and Chief Executive Officer
National Urban League, Inc.

Citizenship USA

Helene L. Kaplan

146 Central Park West
New York, NY 10023

Of Counsel
Skadden, Arps, Slate, Meagher & Flom

Citizenship USA

Ruth J. Simmons, Ph.D.

Smith College
College Hall 20
Northampton, MA 01063

President
Smith College

Citizenship USA


John J. Phelan, Jr.

P.O. Box 524
Locust Valley, NY 11560

Retired Chairman
and Chief Executive Officer
New York Stock Exchange, Inc.

Citizenship USA

Harry P. Kamen

One Madison Avenue
New York, NY 10010

Chairman, President
and Chief Executive Officer
Metropolitan Life Insurance Company

Citizenship USA


Executive Officers of MetLife

Harry P. Kamen

One Madison Avenue
New York, NY 10010

Chairman, President
and Chief Executive Officer
Metropolitan Life Insurance Company

Citizenship USA

Ted Athanassiades

One Madison Avenue
New York, New York 10010

Vice Chairman of the Board
Metropolitan Life Insurance Company

Citizenship USA


Gerald Clark

One Madison Avenue
New York, NY 10010

Senior Executive Vice President
and Chief Investment Officer

Citizenship  USA

Stewart G. Nagler

One Madison Avenue
New York, NY 10010

Senior Executive Vice-President
and Chief Financial Officer

Citizenship USA

Gary A. Beller

One Madison Avenue
New York, NY 10010

Executive Vice-President
and General Counsel

Citizenship USA

Robert H. Benmosche

One Madison Avenue
New York, NY 10010

Executive Vice-President

Citizenship USA

C. Robert Henrikson

One Madison Avenue
New York, NY 10010

Executive Vice-President

Citizenship USA

John D. Moynahan, Jr.

One Madison Avenue
New York, NY 10010

Executive Vice-President

Citizenship USA

Catherine A. Rein

One Madison Avenue
New York, NY 10010

Executive Vice-President

Citizenship USA

John H. Tweedie

One Madison Avenue
New York, NY 10010

Executive Vice-President

Citizenship UK and Canada

Directors of NE Holdings

Harry P. Kamen

One Madison Avenue
New York, NY 10010

Chairman, President
and Chief Executive Officer
Metropolitan Life Insurance Company

Citizenship USA


Gary A. Beller

One Madison Avenue
New York, NY 10010

Executive Vice-President
and General Counsel
Metropolitan Life Insurance Company

Citizenship USA


Ted Athanassiades

One Madison Avenue
New York, New York 10010

Vice Chairman of the Board
Metropolitan Life Insurance Company

Citizenship USA

Executive Officers of NE Holdings

Harry P. Kamen

One Madison Avenue
New York, NY 10010

Chairman, President
and Chief Executive Officer

Citizenship  USA

Arthur Typermass

One Madison Avenue
New York, NY 10010

Vice President and
Treasurer

Citizenship USA

Louis G. Ragusa

One Madison Avenue
New York, NY 10010

Vice President and
Secretary

Citizenship USA










Cusip No. 644095 10 1




1